UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

March 18, 2015

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

ANNUAL REPORT AND

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2014

PETROBRAS ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2014

Annual Report
1.	Letter to the Shareholders
2.	Macroeconomic Overview
3.	2014 Business Performance
3.1.	Oil and Gas Exploration and Production
3.2.	Refining and Distribution
3.3.	Petrochemicals
3.4.	Gas and Energy
4.	A Company behind Business
4.1.	Management Quality, Safety, Environment and Health
4.2.	Our People
4.3.	Corporate Social Responsibility
4.4.	Communications
5.	Corporate Governance
6.	Dividends
7.	Analysis of the Consolidated Results of Operations
8.	Summarized Balance Sheet and Income Statement Structure
9.	Statistical Data
10.	Listed Price of Company’s Shares
11.	Board of Directors’ Proposal
Annex I: Corporate Governance Code Report

Consolidated Statements
Consolidated Statements of Income
Consolidated Statements of Comprehensive Income
Consolidated Financial Position
Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

Independent Accountants’ Report

ANNUAL REPORT

as of December 31, 2014

PETROBRAS ARGENTINA S.A.

Annual Report

1.	Letter to the Shareholders
2.	Macroeconomic Overview
3.	2014 Business Performance
3.1.	Oil and Gas Exploration and Production
3.2.	Refining and Distribution
3.3.	Petrochemicals
3.4.	Gas and Energy
4.	A Company behind Business
4.1.	Organization and Management
4.2.	Safety, Environment and Occupational Health
4.3.	Our People
4.4.	Corporate Social Responsibility
4.5.	Communications
5.	Corporate Governance
6.	Dividends
7.	Analysis of the Consolidated Results of Operations
8.	Summarized Balance Sheet and Income Statement Structure
9.	Statistical Data
10.	Listed Price of Company’s Shares
11.	Board of Directors’ Proposal
Annex I: Corporate Governance Code

1. Letter to the Shareholders

To our Shareholders:

We submit to your consideration Petrobras Argentina’s Annual Report and Financial Statements which reflect the Company’s performance and results of operations during fiscal year No. 69 ended December 31, 2014.

Our business performance

We are a leading company that manages its businesses with corporate and environmental responsibility. We implement our investment programs with a focus on management efficiency, resource optimization and financial order. During fiscal year 2014, we developed our businesses within a complex macroeconomic context, both at the international and domestic level, representing a significant challenge to maintain our sustainable growth strategy.

In 2014 we made significant progress regarding negotiations to extend several of our oil and gas production concessions in the Neuquén basin. Along these lines, and with the purpose of ensuring certainty of our operations, on December 30, 2014 we entered into an agreement with authorities from the Province of Río Negro to extend for a ten-year period the concessions in 25 de Mayo - Medanito, Jagüel de los Machos, Río Neuquén and Entre Lomas areas. As of December 31, 2014, completion of the above negotiations allowed us to increase our oil and gas reserves by approximately 30 million barrels of oil equivalent. In addition, and also in connection with the extension of concessions, we moved forward with negotiations with the Province of La Pampa.

Consistent with the ongoing commitment to optimize costs and improve our processes, we encouraged greater efficiency in the way of managing the Company’s costs. Along these lines, we identified, assessed and implemented optimization opportunities, including, among others, matters relating to energy efficiency and transportation, operation and maintenance costs. For implementation purposes, we worked on the creation of interdisciplinary teams to attain operating and management synergies in the Company’s assets.

In financial terms, we are a sound company, without significant indebtedness, which fact allowed us to move smoothly within a volatile global context. During 2014, the Company did not have significant debt maturities, and orderly actions taken by the Company allowed operations to provide the funds required to carry out our investment program.

Our investments

Our investment plan is geared towards the Company’s sustainability with a focus on the development of exploration and production of oil and gas, mainly non-conventional, and on the support of the Refining and Distribution, Petrochemicals and Gas and Energy business activities.

In 2014 we made investments in the amount of approximately 3,853 million, a figure that reflects the size of our investments and the Company’s high degree of commitment to the country’s interests and future.

In this respect, we applied 90% of our investments to oil and gas exploration and production activities, with a priority focus on exploration and development activities in Argentina, basically in the Neuquén and Austral basins.

In 2014, 36 producing and injection wells were drilled and 30 wells were repaired. In the Neuquén basin, the Company’s drilling and repair activities were mainly focused on Medanito, El Mangrullo, Sierra Chata, Jagüel de los Machos and Río Neuquén areas. In the Austral basin such activities were performed mainly in Estancia Agua Fresca and La Paz oil fields. In July 2014, the Company discovered hydrocarbons in La Paz oil field.

The application of new technologies together with our staff’s know-how, expertise and dedication, allowed us to maintain the 2 million cubic meter record production in El Mangrullo area and increase production in Río Neuquén area, thus offsetting the field’s natural decline.

Considering exploration as the main vehicle for reserve replacement, we allocated part of our investments to the drilling of 5 onshore exploration wells in the Neuquén and Austral basins, mainly with a focus on drilling new prospects, and we obtained very good results. In addition, we continued with studies to develop non-conventional reserves of shale oil, shale gas and tight gas, being worth a mention the start of drilling of a well in Parva Negra area in Vaca Muerta formation. Completion of drilling activities is estimated for the first quarter of 2015.

It should be highlighted that during 2014 we made progress in non-conventional oil discoveries, with development efforts being enhanced in the Neuquén basin in order to strengthen the Company’s sustainability. In this respect, continuing with exploration activities started in 2013, in 2014 we completed perforation and fracture operations in Sierra Chata and started early production in Rincón de Aranda area.

We made investments in the amount of 188 million in the Refining and Distribution business segment, both in Bahía Blanca Refinery and Dock Sud and Caleta Paula Plants, mainly in the scheduled shutdown for maintenance works at the refinery and in works related to logistics, quality and safety in operations. It should be highlighted that the scheduled shutdown at the refinery was performed within a 37 day-period during the third quarter and involved all its process units.

As regards the Petrochemicals business segment, the Company made investments in the amount of 73 million that were mainly applied to scheduled shutdowns for maintenance works in Puerto General San Martín Plant and improvements related to the plant’s operating efficiency and flexibilization.

Concerning the Gas and Energy business segment, we invested 97 million basically in successful major maintenance works at Genelba combined cycle which were performed in 53 days, a shorter period than that originally planned. The investments made in this segment allow the Company to maintain high operating reliability and availability factors in all its power generation plants.

Investments over recent years led to achievements at the operational level during the year under review, mainly improvements in energy and operational efficiency that supported product recycling, production increase, fuel consumption savings and emission reduction. In addition, in 2014 we achieved record propellant sales in the domestic market, met the European regulatory standards for polymer production and developed a new grade of polystyrene already approved by our clients.

We evaluate our business and asset portfolio on a permanent basis and consider that changes to such businesses and assets are part of the regular business dynamics. In such respect, in January 2014 we sold our interest in Puesto Hernández Joint Venture (UTE) to YPF in an amount of USD 40.7 million, with sales proceeds entirely applied to the development of our investment plan.

Corporate Social Responsibility

We commit ourselves to carry out businesses and activities through an integrated, ethical and transparent management, maintaining a relationship with stakeholders, promoting human rights and citizenship, respecting human and cultural diversity and disapproving discrimination, degrading work and children and slave work and contributing to sustainable development and reduction of social inequality.

Concerning quality, safety, environment and health, our policy focuses on caring for the environment, a fundamental value to secure sustainability of our operations within a context of optimization in the use of natural resources and energy. Along these lines, we moved forward with the implementation of the Zero Spill program.

We consolidated our link to the community by contributing to its development through investment programs aimed at improving life quality of the communities in which we live and work. In this respect, we launched the fifth edition of Petrobras Social and Environmental Project and strengthened its scope and our contribution in order to support more and larger scale projects, enhancing the social benefits from such initiatives. In addition, we started to work on domestic development agendas for certain assets.

In the industry, we are leaders in the systematized and regular reporting of the Company’s social responsibility and sustainability management. We have submitted our Social and Environmental report since 2010, following Petrobras directives and different international guidelines for the working out of sustainability reports.

Recognitions

During this year, Petrobras Argentina received significant recognitions, both at the national and international levels, with the following being worth a mention:  2014 Annual Safety Award in the Production Companies category granted by the IAPG (i.e.: the Argentine Oil and Gas Association); Genelba Power Plant took the second place in the 2014 Iberoamerican Quality Award granted by the Iberoamerican Foundation for Quality Management;  Puerto General San Martín Petrochemical Complex received recognition for water consumption reduction works and obtained the Leadership in Ecomagination award granted by GE Water & Process Technologies, the General Electric business unit specialized in water treatment and industrial processes; and for the fifth year in a row we are among the 10 leading companies in the Sustainability-oriented Corporate Management category of the award granted by the American Chamber (AMCHAM).

Outlook 2015

Our main goal for 2015 is to consolidate as a robust, flexible, efficient and profitable company allowing us to overcome the challenges posed by the context, identifying new business opportunities. Along these lines, the Company proposes to enhance development of its potential resources in order to achieve in the short-term a balanced replacement of production from mature reservoirs and grow sustainably with consistency and efficiency.

Concerning the Oil and Gas Exploration and Production business, the Company plans to extend the exploitation concession agreements entered into with the Province of La Pampa as it did with the Province of Río Negro. Ensuring certainty of our operations allows us to move forward with our investment and production plan which in turn contribute to generate over time the funds required to finance the development of the Company’s non-conventional resources.

As regards natural gas, the Company participates in the Natural Gas Injection Incentive Program for Companies with Reduced Injection (Gas Plan II), which program will contribute to monetize reserves.

Concerning Refining and Distribution activities, in 2015 the Company plans to continue with efficiency and high performance programs at the refinery and maintain the improvements obtained in quality of service to our clients and in logistics cost reduction.

As regards the Petrochemicals business segment, in 2015 we will continue with a focus on securing availability of basic raw material at prices in line with those for our products and guaranteeing plant operations at a cost level required to reach a standard of competitiveness.

In the Gas and Energy business segment, we plan to continue with the high operating performance for which our assets stand out in the power generation sector.

Challenges

We focus our core businesses in Argentina and develop operations within a context based on safety, social responsibility, respect for the environment, quality, competitiveness and profitability for our shareholders.

Our priority efforts are placed on production activities, optimizing our asset portfolio with a long-term, sustainability and profitability vision and with the operating availability required to leverage synergies and growth opportunities.

We are in a position to play an important role in the reshaping and expansion process of the energy sector in Argentina, reinforcing our commitment to the country development through investment plans. The investments made in 2014, the negotiations related to the extension of our oil and gas exploitation concessions and our future investment plans are the clearest evidence of Petrobras’ strategic interest in developing its operations in Argentina.

A word of thanks

Finally, we thank our employees, shareholders, clients and suppliers for their commitment and support to the Company actions which allow us to focus all our energy to improve reality.

Ronaldo Batista Assunção

Representative Director

2. Macroeconomic Overview – FY 2014

International Context

In a year marked by a dissimilar performance of the main world economies, the global growth rate for 2014 was 3.3%, the same rate to that reported in 2013. While the United States show a surprising 2.5% annual growth rate, Europe and Japan exhibit growth stagnation and China and the emerging countries are undergoing a deceleration process.

The cycle prevailing since 2011 started to revert in 2014, characterized by a weak dollar and high commodity prices. The Euro, which at the beginning of the year traded at 1.38 USD, closed at 1.21 USD in 2014. Similarly, the yen increased from 105.25 JPY/USD to 119.78 JPY/USD. This weakening of currencies against the dollar, in addition to the reversal of commodity price performance, is attributable to the deflationary trend in the Eurozone and Japan and the deceleration of the economic activity in China. The idea that a substantial improvement in the outlook for the labor market in the United States was going to put an end to the Fed’s Quantitative Easing program, so as to validate in this way the rise in the fed funds rate, reinforced the main cause and provided a coordinated response by commodity and currency markets.

Within this new context, the European Union continues without decisively leaving behind recession and closed 2014 with a 0.8% growth rate attributable to the improvement of Germany and France in the second part of the year.  However, the region’s average inflation level is 0.4% p.a. with high average unemployment rates of 11.5%.

Japan, in turn, the third world economy, moved into technical recession with a GDP fall of 0.4% during the third quarter of the year as a consequence of the contraction in domestic demand derived from the increase in excise tax implemented in April. A 0.3% growth is estimated for the whole 2014, well below the 1.5% recorded in 2013. Within this context, the country’s monetary authority repurchased government bonds in order to increase the monetary base and encourage a yen depreciation to boost the economy.

During the last months of the year, amid the sharp fall in export commodity prices, emerging economies were forced to devalue their currencies and avoid losing competitiveness against the Euro in a world where China, the main driver of demand for primary products, has entered a clear process of deceleration. Among them, Brazil and Russia saw the value of their currencies decrease to a minimum not recorded since 2005 and 1998, respectively.

Oil

Global crude oil demand increased 0.93 million barrels per day, averaging a 1.3% rise compared to 2013. Emerging countries, generally, witnessed crude oil demand increases, mainly China - at a level somewhat below that recorded in previous years-, the Middle East and Latin America. Developed economies exhibited a fall in oil demand as a whole; oil demand rise in the United States did not offset the persistent drop exhibited in Europe, which records the fourth consecutive annual drop, and the new ups and downs in Japan.

Concerning global crude oil supply, OPEC countries showed a production decline of 0.15 million barrels per day in November compared to 2013 year-end as a consequence of the rise in Iran and Iraq, offset by yoy drops in Libya and Angola. Within this context, by the end of November member countries agreed to maintain the production target at 30 million barrels per day, a position strongly supported by Saudi Arabia. Supply from non-OPEC countries rose 1.72 million barrels per day (3.2%). This increase was attributable to the contribution of non-conventional crude oils from the United States and Canada (which accounted for 82% of the increase in global supply), and, to a lesser extent, increase in supply from Latin American countries. Thus, crude oil production in the United States is estimated to grow 1.45 million barrels per day in 2014 to 12.67 million barrels per day due to shale oil contribution.

Crude oil price exhibited a sharp decline from the highs reached in June/July of the year under review, returning to levels not seen since 2009. West Texas Intermediate (WTI) crude oil price reached USD 53.27 per barrel at year-end, representing a slump of 50.5% from USD 107.6 per barrel, its maximum value recorded on July 23, 2014. The international benchmark averaged USD 93 per barrel, 4% lower compared to 2013. The price for UK Brent crude oil (benchmark for global crude oils), in turn, evidenced a drop similar to that recorded by WTI from its maximum value of USD 115 per barrel reached on June 19, 2014, averaging USD 99 per barrel during 2014 and exhibiting a 8% yoy drop. The premium over the WTI, of approximately USD 6, was the lowest since WTI-Brent decoupling (year 2010).

Argentina

The Argentine economy is undergoing a process of economic deceleration mainly due to the weak performance of the industry. According to the monthly industrial estimator (EMI) prepared by the INDEC the industrial activity exhibited a (non-seasonal) 2.5% shrinkage during the first eleven months of 2014 compared to the same period of previous year. The automobile and trade sectors and the financial intermediation sector as from the second quarter were affected the most, with the decline being partially offset by the basic metal industry.

Concerning foreign trade, the trade balance accumulated during the first eleven months of the year amounted to USD 6,612 million, accounting for a 16% drop compared to the same period of previous year. During such period, exports showed a 12% shrinkage (USD 9 billion) attributable to the combined effect of quantities (-10%) and prices (-2%). The primary products sector was the most affected with a 21% drop in sales to foreign countries compared to previous year, due to both the effect of lower international prices for commodities and reduced quantities.  Imports, in turn, dropped by 11% compared to the first eleven months of 2013 accounting for USD 7.7 billion foreign currency savings as a consequence of the sharp drop in the passenger motor transport sector.

As a consequence of a surplus trade balance, but mainly of swaps implemented with the Central Bank of China, the Central Bank international reserves amounted to USD 31,408 million in 2014, accounting for an accumulated annual increase of USD 807 million. The monetary authority kept on applying an expansive monetary policy during the year which, in addition to an exchange rate that after a strong devaluation in January remained virtually unchanged during the whole year, required the Central Bank to redouble its efforts to sterilize currency through the issuance of Letters and Notes to avoid a price increase. The official exchange rate closed at ARS 8.55 per USD in December, 31.2% higher compared to December of previous year.

Regarding energy, as of October, gas and oil production showed a drop of 1.94% and 1.5%, respectively. Natural gas domestic supply was supplemented with LNG imports in the regasification centers in Bahía Blanca and Escobar, and with natural gas imports from Bolivia, while crude oil supply was supplemented with Bonny Light imports.

Fuel demand exhibited a drop both in gasoline and diesel oil during the first eleven months of the year. Gasoline demand showed a 0.7% decline while demand for diesel oil decreased by 3%. Electric power demand, in turn, exhibited a yoy increase of 2% by November.

3. 2014 Business Performance

3.1. Oil and Gas Exploration and Production

The Oil and Gas Exploration and Production segment is Petrobras Argentina’s core business: excellence in this sector is the first step to ensure quality in all the oil related products that reach the Company’s clients.

Petrobras Argentina is one of the largest hydrocarbon exploration and production companies in Argentina: it currently has a presence in the country’s major oil basins from which it obtains oil, natural gas and LPG, and holds equity interest in PELSA and Oleoductos del Valle. In addition, the Company maintains an investment portfolio in other Latin American countries, including assets in Bolivia and a minority equity interest in assets in Venezuela, through Mixed Companies, and in Ecuador, through Oleoducto de Crudos Pesados.

In 2014, the Company

- Made exploration and development investments in Argentina in an amount of ARS 4.3 billion.

- Entered into an agreement with authorities from the Province of Río Negro to extend for a 10-year term concessions in 25 de Mayo - Medanito, Jagüel de los Machos and Río Neuquén areas, all operated by Petrobras Argentina.

- Entered into an agreement with authorities from the Province of Río Negro to extend the concession in Entre Lomas area, operated by PELSA, a company in which Petrobras Argentina holds a 58.88% interest.

- Continued to develop tight gas reserves in the Neuquén basin. In this respect, two development wells and exploration well RN e-1052 were drilled in Río Neuquén area with very good results.

- Started delimitation activities in connection with the discovery made in 2013 in El Mangrullo area, through drilling of two wells in Agrio formation.

- Continued to perform studies on shale oil and shale gas in the Neuquén basin, with the aim of developing non-conventional reserves. In this respect, activities started in connection with drilling of the second shale gas exploration well in Parva Negra Este area to test gas production in Vaca Muerta formation, perforation and fracture stimulation operations were completed at Sierra Chata x-97 gas well and activities started in connection with early production of Rincón de Aranda x-1 oil well.

3.1.1. Production and investments

In 2014, Petrobras Argentina’s oil and gas production, including its related companies’ production, totaled 87,154 barrels of oil equivalent per day, accounting for a 10% decline compared to 2013 which is mainly attributable to sale of interest in Puesto Hernández area and the natural decline of production from mature fields in Argentina.

Argentina

Production in Argentina averaged 79,289 barrels of oil equivalent per day. This figure, which includes related companies’ production, was 10% lower compared to 2013. This decrease mainly results from the sale of interest in Puesto Hernández area in January 2014 and the natural decline of production from mature fields.

With a strong presence in the Neuquén and Austral basins, during 2014 Petrobras Argentina’s investment plan involved drilling of 36 producing and injection wells and repair of 30 wells. The Company performed drillings in 30 wells and workover activities in 22 wells in the Neuquén basin, and drillings in 6 wells and repair works in 8 wells in the Austral basin.

Specifically in the Neuquén basin, the Company focused oil drilling activities on Medanito and Jagüel de los Machos areas and natural gas drilling activities on Río Neuquén, El Mangrullo and Sierra Chata areas. Workover activities in oil wells were mainly performed in Medanito area and, to a lesser extent, in natural gas development projects.

In El Mangrullo area a record production of 2 million cubic meters of gas per day was achieved in 2013 and this plateau was maintained all over 2014. The ongoing maintenance of production resulted in an 8% increase in daily average production compared to previous year. The gas produced is sold under the “Gas Plus” production incentive program.

In Río Neuquén area average daily gas production increased 1%, thus offsetting the natural decline. This increase is attributable to the drilling of two wells with target in Punta Rosada formation. These works result from implementation of new technologies and the expertise, know-how, effort and dedication of the Company’s technical and operational teams. The gas produced in Río

Neuquén is tight gas which is sold under the “Gas Plus” program.

In January 2014 the Company signed an agreement with YPF S.A. for the sale of its entire interest in Puesto Hernández Joint Venture (UTE) in which the Company was the operator and held a 38.45% interest. This transaction represents early termination of the Joint Venture (UTE) agreement.

In the Austral basin, in turn, the Company’s 2014 investment plan involved drilling of 6 producing wells, 5 of them in Estancia Agua Fresca Oil Field, and workover activities in 8 wells.

In July 2014, Petrobras Argentina informed the Energy Institute of the Province of Santa Cruz on the discovery of hydrocarbons in La Paz Exploitation Concession area, located in the province of Santa Cruz. This finding resulted from the drilling of Estancia La Nueva X-1 exploration well.

Veta Escondida Area Exploitation Concession

On December 19, 2013, Petrobras Argentina, acting as operator, and Total Austral with a 55% and 45% interest in Veta Escondida exploitation concession, respectively, negotiated an out-of-court agreement with the Province of Neuquén and GyP, in order to find a solution to the dispute derived from issuance of Decree No. 563/12 by the Province. This Decree provided for the expiration of the rights of concessionaire companies over this exploitation concession which led Petrobras Argentina to bring action against the Province of Neuquén.

Issuance by the Provincial Executive Branch of the Decree approving the above mentioned agreement is still pending.

Extension of concession for areas located in the Province of Río Negro

On December 30, 2014, the Legislative Body of the Province of Río Negro ratified the agreement entered into with the Executive Branch to extend for a 10-year term the concessions the Company holds in that province: 25 de Mayo - Medanito, Jagüel de los Machos and Río Neuquén.

The Company acts as operator in the three areas and holds a 100% interest in 25 de Mayo – Medanito and Jagüel de los Machos areas. In addition, it was agreed to assign to Empresa de Desarrollo Hidrocarburífero Provincial S. A. (EDHIPSA) 5% of the rights and obligations inherent to the production concession in Río Neuquén area in the Province.

On December 30, 2014 the Legislative Body of the Province of Río Negro ratified the agreement entered into with the Executive Branch and PELSA, operator in the area, to extend for a 10-year term the concession the Company holds in that Province in the Entre Lomas area. Petrobras Argentina holds a 58.88% interest in PELSA.

Venezuela – Equity Interest in Mixed Companies

In Venezuela, oil and gas production attributable to the Company’s interest in Mixed Companies averaged 4,903 barrels of oil equivalent per day, accounting for a 15% decrease compared to 2013, in fields operated by Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A.

Bolivia

In Bolivia, production totaled approximately 2,961 barrels of oil equivalent per day, 15% lower compared to 2013, of which 13.5 million cubic feet per day are attributable to gas production (2,255 barrels of oil equivalent per day) and 706 barrels of oil per day are attributable to liquid hydrocarbon production, including LPG. This drop is attributable to the natural decline of mature fields with high production rates, offset by the addition of production from wells as a result of investments made during the year.

3.1.2. Exploration

Since for Petrobras Argentina exploration is the main vehicle for reserve replacement, investments in exploration activities during 2014 were mainly directed to drilling of new prospects.

During 2014 Petrobras Argentina drilled five onshore wells: three wells in the Neuquén basin, two of which were productive wells (Río Neuquén e-1052 and Mangrullo a-1022 wells), and in the other well, Mangrullo a-1049, drilling activities were completed in December with gas shows being detected. Fracture stimulation operations and subsequent tests are still pending execution.

Drilling of the Río Neuquén e-1052 well aimed at investigating the extension of low permeability gas reservoirs at Punta Rosada and Lajas formations at a depth of 4,300 meters, outside the area currently under development. After drilling, the well was hydraulically stimulated and then tested with very good results.

The two wells in El Mangrullo area are part of delimitation works in connection with the discovery made in 2013 in Agrio formation through drilling of Mangrullo x-1015 well.

It should be noted that in November 2014 drilling activities in connection with Parva Negra x-1004 non-conventional well started, with completion scheduled for February 2015. Drilling of this well mainly aims at obtaining data and assessing productivity of Vaca Muerta formation at a depth of 2,500 meters.

Drilling of the other 2 wells, Estancia La Nueva x-1 and Estancia Campos a-6, was performed in the Austral basin. The first one was a gas and condensate discovery well in an accumulation adjacent to La Paz field and the second one was drilled as part of delimitation works in connection with discovery of Estancia Campos field in 2012.

In January 2014 perforation and fracture stimulation operations were completed in Sierra Chata x-97 well, second non-conventional exploration well of the Petrobras system and first gas exploration well, which was drilled at the end of 2013. This was a gas discovery well which was tested during 2014 and produced 7 million cubic meters of gas.

It should be mentioned that during 2014 early production started from the non-conventional oil discovery in Rincón de Aranda area made in 2013 in the Province of Neuquén through drilling of Rincón de Aranda x-1 exploration well.

3.1.3. Liquid Hydrocarbon and Natural Gas Reserves

Reserve estimation process

Petrobras Argentina estimates its reserves at least once a year.

Proved reserves are estimated by the Company’s reservoir engineers. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be precisely measured and that depends on the quality of the available data and on engineering and geological interpretation and judgment. Accordingly, reserve estimates, as well as future production profiles, are often different from the quantities of oil and gas that are ultimately recovered. Validity of estimates largely depends on the underlying assumptions.

Petrobras Argentina believes that estimates of oil and gas recoverable reserves volumes are reasonable as a whole. Such reserve estimates were prepared according to the rules for the Modernization of Oil and Gas Reporting issued by the SEC late in 2008.

DeGolyer and MacNaughton, international technical consultants, carried out an independent assessment of our reserves and provided verification of approximately 80% of the Company’s total estimated reserves and 100% of estimated reserves in areas operated by Petrobras Argentina. DeGolyer and MacNaughton concluded that oil and natural gas reserve volumes subject to audit are reasonable.

Evolution of Reserves in 2014

Production for the year totaled 31.8 million barrels of oil equivalent, of which 1.1 million barrels are attributable to the Colpa Caranda field in Bolivia.

During 2014, reserves in Argentina increased 40.3 million barrels of oil equivalent.This increase mainly results from extension of 25 de Mayo - Medanito, Jagüel de los Machos and Río Neuquén concession agreements in the Province of Río Negro which accounted for a production of 13.3 million barrels of oil equivalent. In the case of Entre Lomas the increase resulting from the extension of the concession agreement in such area was is 17.3 million barrels of oil equivalent.

The recategorization of probable and possible reserves to proved reserves and the activities performed in the projects mainly related to Río Neuquén, El Mangrullo and Sierra Chata gas areas, operated by PESA, and Bajada del Palo and Agua Amarga areas, both operated by PELSA, resulted in the addition of 13.1 million barrels of oil equivalent. Finally, the sale of interest in Puesto Hernández area resulted in a drop of 3.4 million barrels of oil equivalent.

Moreover, outside of Argentina a 4 million boe downward revision was attributable to a lower than expected performance in fields operated by Mixed Companies in Venezuela.

As of December 31, 2014, Petrobras Argentina´s liquid hydrocarbon and natural gas proved reserves totaled 210.6 million barrels of oil equivalent: 84.6 million barrels of oil equivalent and 756.3 billion cubic feet of gas.

As of December 31, 2014, total oil proved reserves (including crude oil, condensate and NGL) and total natural gas proved reserves of Petrobras Argentina were equal to 6.9 years of production, measured according to 2014 oil and gas production levels.

The table below presents estimated proved reserves of oil and natural gas by region as of December 31, 2014. Liquid hydrocarbon and natural gas accounted for 40% and 60%, respectively, of total proved reserves. In addition, 89% of total proved reserves are located in Argentina.

Estimated reserves in Argentina are shown before deduction of royalty payments since royalties have characteristics similar to taxes on production and, therefore, are treated as operating costs.

In Venezuela, estimated reserves were calculated based on the current contractual structure, before royalties, and by multiplying our interest in each mixed company by proved reserve volumes of each mixed company.

As regards reserves in Bolivia, as from 2009, the power to book and record reserves was exclusively vested in the Bolivian State rather than third parties. As a result, as from such year, reserves were reduced by the barrels of oil equivalent attributable to reserves in Bolivia, without this implying a change in the economic value of Petrobras Argentina’s assets.

3.1.4. Hydrocarbon Transportation

Oleoductos del Valle S.A. – Oldelval

As of December 31, 2014, Petrobras Argentina holds a 23.10% direct interest in Oleoductos del Valle S.A.

Oldelval operates trunk oil pipelines providing access to Allen, in the Comahue area, and Allen - Puerto Rosales oil pipeline, which allow to transport the oil produced in the Neuquén basin to Puerto Rosales (a port in the City of Bahía Blanca) and supply distilleries located in the pipeline’s area of influence.

During the year under review, oil transportation from Allen to Puerto Rosales averaged 21,040 cubic meters per day while oil transportation to the refineries located in the Province of Neuquén totaled an average of 2,097 cubic meters per day. Total transportation volume was 23,137 cubic meters per day, with 53.1 million barrels transported in 2014, accounting for a 3.50% reduction compared to 2013.

During 2014, Oldelval managed to maintain uninterrupted transportation services and secured continuation of operations and pumping system reliability. Planned objectives were achieved and as regards safety, activities involving analysis of sensitive areas along the pipeline continued.

Oleoducto de Crudos Pesados (OCP)

As of December 31, 2014, Petrobras Argentina holds an 11.42% interest in OCP, an oil pipeline in Ecuador with a transportation capacity of 450,000 barrels per day.

As regards the interpretation conflicts between OCP and the Ecuadorian Tax Authorities, the Court of Justice issued rulings confirming the tax debt assessment in favor of the State, so OCP filed extraordinary actions for protection with the Constitutional Court. These actions were rejected by the Constitutional Court at the end of 2014.

OCP reports a deficit in its equity at December 31, 2014.  However, considering that Petrobras Argentina has not taken on any commitment to provide capital contributions or financial assistance to OCP, the shares have been valued at zero, with a net loss of 464 having been recognized in the fiscal year 2014.

3.2.  Refining and Distribution

Through the Refining and Distribution business, Petrobras Argentina vertically integrates its operations. The Company thus makes up a balanced value chain which starts with hydrocarbon exploration and production and ends with the supply of products that stand out for their quality in every gas station.

In 2014, the Company

- Maintained a high use of installed capacity at its Refinery in terms of crude oil processing (88.7%) and a high operational reliability

- Made investments in this business segment in an amount of ARS 168 million.

- Successfully performed a scheduled shutdown for maintenance works involving all processing units, utilities and off-sites at the refinery.

3.2.1. Refining Division

Bahía Blanca Refinery and Dispatch Plants

The Dr. Ricardo Eliçabe Refinery has an installed capacity of 30,500 oil barrels per day and is located in Bahía Blanca, Province of Buenos Aires, a strategic point to receive crude oil from the Neuquén basin and a superb location for the supply by sea of the oil coming from the South of the country or from the international market.

In 2014, Bahía Blanca Refinery processed 27,068 oil barrels per day, accounting for an 88.7% of its installed capacity, with this volume being 5.5% lower than the volume processed in previous year, mainly due to the scheduled shutdown for maintenance works performed during the year under review. Processing only included domestic crude oil.

During 2014, investments at the refinery were primarily directed towards the general 37-day shutdown carried out between August and September. General maintenance works were duly and timely completed involving all process units as well as utilities and offsites. Works performed included, among others, regeneration of the Reforming catalyst, retroffiting of the hydroprocess exchange train, revamping of Topping I fractionator internals, pigging of Vacuum heaters, Topping I and Topping II, cleaning of the Catalytic Cracking unit exchangers and upgrading of part of the Distributed Control System (DCS). As regards Safety and Environment, works included revamping of the liquid effluent system, remediation and asphalting of internal roads and fire system retroffiting.

In addition, during 2014 retroffiting works continued relating to revamping of the truck loading yard and the duct system.

At Dock Sud and Caleta Paula Terminals, tank revamping works continued in order to meet applicable requirements. In November, works relating to ethane dosing in Podium gasoline were completed and product delivery from Caleta Paula started.

Refining Investment Plan

In 2015, the refinery will continue making the necessary investments relating to legal compliance, maintenance and reliability of plant operations including installation of a Vacuum Recovery Unit (VRU) in the truck loading yard and retrofitting of loading points at Bahía Blanca Port.

In addition, the Company moved forward with the Engineering phase of the new diesel oil hydrotreatment unit Project and expansion of crude oil processing capacity.

At Dock Sud, investments will be directed towards retrofitting of the fire system and tank revamping works will continue to meet applicable requirements.

At Caleta Paula, in turn, the necessary investments relating to maintenance and legal compliance will be made to upgrade operations, with works involving tank revamping being worth a mention.

3.2.2. Distribution Division

The Argentine liquid fuel market

The liquid fuel domestic market —gasoline and diesel oil— decreased to 21.1 million cubic meters in 2014 accounting for a 2.0% drop compared to 2013.

The gasoline market dropped 0.8%, with sales volumes amounting to 8.1 million cubic meters.

The diesel oil market decreased 2.8% to 12.9 million cubic meters.

In addition, the compressed natural gas (CNG) market dropped 2.0% compared to 2013, with sales amounting to 2.8 million cubic meters.

Petrobras Argentina fuels

Sales volumes of Petrobras Argentina’s liquid fuels to the domestic market totaled 1.2 million cubic meters in 2014. As a result, Petrobras Argentina is ranked fourth in the Argentine market.

Out of this total, 0.7 million cubic meters are attributable to diesel oil and 0.4 million cubic meters to gasoline, accounting for a market share of 5.7% and 5.4%, respectively. In addition, annual sales of Premium gasoline totaled 81 thousand cubic meters, with a 4.3% market share.

Lubricants

Petrobras Argentina has a lube oil manufacturing plant, a laboratory and a Lubrax distribution center in Argentina located in Avellaneda, Province of Buenos Aires.

In 2014, Lubrax sales in the Argentine market totaled 16.1 thousand cubic meters, accounting for a 6.9% drop compared to 2013. Thus, the Company’s market share was 5.4%. This was mainly due to aggressive pricing policies by some market players, which marked a year of strong competition.

Other programs implemented at gas stations

Petrobras Argentina has a network of 262 gas stations, of which 33 include Spacio 1 convenience stores, and 5 agro-centers.

In 2014, implementation of a gasoline pump replacement program started in the gas station network. In addition, the Company moved forward with the implementation of the Controlled Quality Program to control quality standards of products sold at gas stations and its Management System was re-certified to ISO 9001 – 2008 Standard by TUV Rheinland, without any non-conformance being detected. Upgrading of mobile laboratories is worth a mention as a strength.

The Company also continued with the Challenge Program, providing training at gas stations through the Mobile Classroom modality and including two vehicles identified and equipped to develop and increase brand value through standardization of the customer service model in our gas stations.

In addition, implementation of the program for the replacement of CNG Compressors of the Company’s Own Network continued.

In 2015 the Company plans to continue with image-related investments and replacement of gasoline pumps and tanks in gas stations throughout the country.

Asphalt and bunker markets

In 2014, sales in the asphalt market dropped 8.5% to 433 thousand tons, of which 79 thousand tons are attributable to Petrobras Argentina, accounting for an 18% market share.

Sales volumes in the bunker IFO market totaled 1.6 million cubic meters in 2014, of which approximately 215 thousand cubic meters of IFO and 28 thousand cubic meters of Gas Oil Bunker were sold by Petrobras Argentina, with a market share of 10.6% and 10.8%, respectively.

Refinor

In 2014, daily average volumes of crude oil processed totaled 14,721 barrels, accounting for a 54% of its installed capacity. During the year under review, processing of crude oil from Bolivia was in line with processing recorded in the previous year. Sales in the domestic market reached 443 thousand cubic meters, with no variations compared to previous year.

Gas processing, in turn, reached a daily average of 14.1 million cubic meters.

Total LPG production from rich gas was 298 thousand tons, 6.9% lower compared to 2013. Sales totaled 302 thousand tons, 1.3% higher compared to 2013.

3.3. Petrochemicals

In the Petrochemicals segment, Petrobras Argentina produces octane bases for gasoline, aromatic solvents, hexane and other hydrogenated paraffinic solvents, propellants for the cosmetic industry, monomer styrene, rubber and polymers for the domestic and foreign markets. Thus, the Company is engaged in a business that is of relevance for its strategy of vertical integration of operations.

In 2014, the Company

- Set an all-time high in sales volumes of propellant of 15 thousand tons in the domestic market.

- Gave priority to the polystyrene domestic market, totaling 43 thousand tons of domestic sales.

- Developed a new grade of polystyrene, resistant to halogen compounds, with a potential consumption of 6,000 ton/year. Such product was easily introduced into the market and approved for use by domestic refrigerator manufacturers.

- Started the project on isohexane recovery at Puerto General San Martín Plant (PGSM) which provided availability of aromatics volumes for sale.

- Made investments in an amount of ARS 81 million, mainly directed to improvements at PGSM Plant.

3.3.1. Gasoline Reforming

In 2014, as part of the energy efficiency improvement program in connection with PGSM facilities, changes were made to allow product recovery (liquefied petroleum gas, benzene, paraffinic solvents and aromatics), resulting in fuel consumption savings and a 10 thousand t/y reduction in carbon gas.

In addition, with the aim of upgrading operating efficiency in the Reforming Unit, a novel process for refined product recycling was implemented to increase production of propellants and some aromatics.

Sales volumes of octane bases and gasoline during 2014 totaled 256 thousand tons, of which 42 thousand were directed to the export market. Sales of hexane, paraffinic solvents and aromatics during 2014 totaled 60 thousand tons. Seventy one per cent (71%) of these sales were directed to the domestic market, accounting for a 10% increase compared to 2013.

Propellant sales volumes totaled 15.4 thousand tons in 2014, accounting for a 29% rise compared to 2013. This increase is attributable to improvements at PGSM plant.

3.3.2. Styrenics

In 2014, sales volumes of the four product lines (styrene, polystyrene, bi-oriented polystyrene and synthetic rubber) totaled 169 thousand tons. This volume is 13.8% lower compared to 2013, attributable to a lower domestic demand and a decline in exports directed to the Brazilian market.

Styrene

Monomer styrene sales volumes during 2014 totaled 56 thousand tons, 18% lower compared to 2013, mainly due to a decline in exports directed to Chile and Brazil and lower domestic market sales compared to previous year.

Polystyrene

In 2014, polystyrene sales volumes totaled 49.4 thousand tons, 1.6% lower compared to 2013, mainly due to a decline in domestic sales. This was partially offset by an increase in exports since the scheduled plant shutdown performed in 2013 resulted in a decline in exports and production for such year.

BOPS

In 2014, sales volumes of bi-oriented polystyrene (BOPS) totaled 9.1 thousand tons, accounting for a 6% rise compared to 2013, with a 15% increase in exports and a 13% decline in domestic market sales.

Synthetic rubber

Petrobras Argentina’s sales of synthetic rubber totaled 39.6 thousand tons, of which 22.1 thousand tons are attributable to the domestic market and 17.5 thousand tons to exports. Sales volumes in 2014 were 20% lower compared to previous year, mainly due to a 32% decline in exports, attributable to lower demand from the Brazilian market.

In addition, in 2014, the Company moved forward with the production of polymers with low aromatic content according to European.

3.3.3. Investment Plan

During 2014, Petrobras Argentina made investments in an amount of ARS 81 million, primarily directed to maintenance works at the Styrene, Polystyrene and Synthetic Rubber plants. Investment highlights include the start of a project involving installation of a reverse osmosis plant, the passing of intelligent tools through ducts, environmental remediation works, and development of engineering relating to energy recovery projects in ethylene and styrene furnaces.

In addition, investments directed to expand propellant production were completed.

During 2014, the scheduled shutdown for maintenance works at San Lorenzo Ethylene unit and preventive maintenance works at the Turbo Boiler was completed.

In 2015, the Company will continue to make investments on maintenance, reliability and legal compliance and a scheduled plant shutdown for maintenance of Ethylene units at San Lorenzo, PGSM and Zárate Plants will be performed.

3.3.4. Certifications and acknowledgments

During 2014, PGSM plant was re-certified to ISO 9001, ISO 14001 and OHSAS 18001.

3.4. Gas and Energy

The Gas and Energy segment links two essential supplies for the country’s industrial development: gas and electric power. Through its involvement in both businesses, Petrobras Argentina maximizes production profitability and ensures self-supply.

In the Gas segment, the Company sells gas produced by the Company, provides brokerage services to producers that outsource sales, purchases gas from third parties to secure self-supply and, through TGS, holds a license to transport gas in the southern region of Argentina.

In the Electricity business, Petrobras Argentina is engaged in generation activities through Genelba Power Plant, Pichi Picún Leufú Hydroelectrical Complex and EcoEnergía Power Plant. Petrobras Argentina’s installed capacity totals 1,124 Mw.

In 2014, the Company

- Achieved excellent reliability levels of 99.6%, 99.9%, 100% and 95.2% at Genelba Power Plant, Genelba Plus Power Plant, Pichi Picún Leufú Complex and EcoEnergía Power Plant, respectively.

- Successfully performed major maintenance works to Genelba Combined Cycle involving Gas Turbine 12 and Steam Turbine 10.

- Genelba Power Plant took the second place in the Iberoamerican Quality Award, where all winners of the National Quality Award from all Iberoamerican countries participate.

- Extended the agreements for the sale of gas under the Gas Plus program for “El Mangrullo” and “Río Neuquén” fields and recorded growing production volumes of non-conventional gas.

3.4.1. Gas and Transportation Business

Marketing

In 2014, in Argentina sales volumes of gas produced by the Company totaled 7.0 million cubic meters per day. The Company sold 1.9 million cubic meters per day of gas under the brokerage modality and purchased from third parties 1.0 million cubic meters per day to meet domestic demand. Distribution was implemented through the Company´s own and third party transport fleet in order to supply clients and secure compliance with commitments undertaken.

In July the Company renewed with CAMMESA the agreements for the sale of non-conventional gas from El Mangrullo and Río Neuquén areas under the Gas Plus modality.

It should be pointed out that a better total average sales price for gas was achieved due to increased sales volumes of non-conventional gas and improved prices in the industrial segment.

TGS

As of December 31, 2014, Petrobras Argentina holds a 25.5% indirect interest in TGS through CIESA, owner of 51% of its capital stock. Petrobras Argentina has a 50% direct and indirect interest in CIESA.

During 2014 gas transportation revenues rose mainly due to the tariff adjustment approved under Resolution  No.I-2852/14 issued by ENARGAS, within a context where efforts to improve the tariff schedule applicable to this business segment continued. In addition, the rise in revenues is attributable to higher interruptible transportation volumes and increased natural gas transportation services provided to clients for export purposes.

Revenues from the liquid fuel business increased as a result of: (i) the impact of fluctuation in the exchange rate of the Argentine peso on US dollar-denominated sales, (ii) favorable weather conditions that supported Cerri complex operating performance, with an increase in tons sold on the Company’s own account, (iii) higher revenues from logistics services provided at Puerto Galván, and (iv) adjustment in ethane sales price according to applicable agreements. Such effects were partially offset by a drop in international reference prices and in average premiums obtained during fiscal year 2014.

Finally, sales revenues in the other services business segment increased as a result of: (i) compression and treatment services due to the impact of fluctuations in the exchange rate of the Argentine peso on US dollar-denominated tariffs, (ii) new agreements for midstream operational services, (iii) telecommunication services, (iv) management services in connection with gas pipeline system expansion works, and (v) increased steam generation services.

Moreover, in 2014 the Company moved forward with the development of an execution plan, under the gas trust program, which will allow transportation of an additional volume of 10.7 million cubic meters per day, of which 8.7 million cubic meters per day are already authorized for transportation.

LPG Business

In 2014, volumes of LPG produced by the Company and LPG produced by third parties were 86.9 thousand tons, 8% lower compared to previous year, mainly due to the fact that in 2014 a scheduled shutdown for maintenance works at Dr. Ricardo Eliçabe Refinery was carried out. No transactions under the brokerage modality were performed during the year under review.

In 2014, the Company consolidated sales of butane in trucks to the domestic market. These sales started in May 2012 and over 3 thousand tons were sold in 2014 in favorable commercial conditions considering the geographical location of El Cóndor Plant, located in the Province of Santa Cruz.

As in the previous year, in 2014, from Bahía Blanca Refinery, the Company complied with the requirements imposed by the Secretary of Energy as to butane supply to the domestic market. It should be highlighted that as in the previous year, in 2014 the Company significantly improved butane sales margins as a result of a change in the mix of sales channels with better sales prices.

3.4.2. Electricity

Electricity generation in Argentina – Overview

Demand for energy continued to grow sustainably throughout 2014, with a yoy variation rate of 1%. This positive variation was mainly driven by residential demand, accounting for a 2% growth rate throughout the year. On the other hand, the yoy variation in the industrial sector remained virtually unchanged.

Demand was supplied by thermal generation (63%), hydraulic generation (31%) and nuclear generation (4%). Average temperature during the year was 18.6°C, 0.9°C above historical average, which fact significantly affected residential demand due to higher power consumption for cooling by this sector.

As regards fuel average consumption, natural gas average consumption was 39.2 million cubic meters per day, Diesel Oil consumption was 1.8 million cubic meters, Fuel Oil averaged 2.7 million tons and the average use of Coal was 1 million tons.

Genelba Thermoelectric Power Plant

In 2014, Genelba Thermoelectric Power Plant sold 5,701 GWh, 5.1% lower compared to 2013, of which 80% was sold by Genelba Combined Cycle and 20% by Genelba Plus. Such annual power generation accounts for a 4.6% share of the country’s total power generation and a 7.2% share of thermal generation. The reduction in Genelba generation volumes is attributable to major maintenance works during a 53-day scheduled shutdown, a shorter than expected period of time.

Genelba Plus operated with a 99.9% reliability factor and the Combined Cycle with a 99.6% reliability factor. Genelba Plus availability factor was 98.5% and Genelba Combined Cycle was 89%.

During 2014, Genelba Power Plant received as in the previous year a special distinction since it took the second place in the Iberoamerican Quality Award 2014, where all winners of the National Quality Award from all Iberoamerican countries participate.

Pichi Picún Leufú Hydroelectric Complex – HPPL

Throughout 2014, water flows from Limay and Collon Curá rivers were below historical average, thus affecting Pichi Picún Leufú Hydroelectric Plant generation.

Annual generation was 833 GWh, 10% lower compared to 2013 and 14% lower compared to historical average generation. With a 95.3% availability factor and a 100% reliability factor, in 2014 HPPL had an approximately 0.7% share of the country’s total power generation and a 2.3% share of annual hydraulic generation.

EcoEnergía Power Plant

During 2014, annual generation was 104 Gwh, 8% higher compared to 2013, with a 93.1% availability factor and a 95.2% reliability factor.

4. A Company behind Business

4.1. Organization and Management

Petrobras Argentina considers that economic progress will only be sustainable to the extent performance is attained through the implementation and improvement of a management system committed to all stakeholders: shareholders, customers, employees, community, suppliers and control bodies. According to this vision, Petrobras Argentina applies policies which are an integral part of its management system and are followed at all the organization’s levels through the implementation of projects, plans, programs, training efforts and assessments that enable it to improve quality in management on a permanent basis.

By the end of 2013, in order to strengthen its management system, the Company created the Organization and Management Department aimed at encouraging a continuous improvement of the organization and providing basic support and corporate safety and security services, ensuring corporate compliance and business sustainability.

In 2014, the Company

Showed excellent compliance with Petrobras management and governance requirements with a high performance level (97%) obtained in the stringent compliance assessment organized by the controlling company, based on Petrobras International Braspetro BV´s management and governance manual.

Completed conformance to SEDRONAR/RENPRE’s new reporting requirements in relation to the management of chemical precursors by means of the redesign of processes, roles and responsibilities.

Participated, for the seventh year in a row, in the benchmarking of management indicators coordinated by the IPACE (Argentine Professional Institute for Quality and Excellence), and was positioned, in general terms, within the average of companies in the large manufacturing segment which are a benchmark of excellence within their fields of work.

Continued with the Improvement Teams Initiative aimed at obtaining efficient operations and improved results. To such end, the Company organized 14 new teams with participants from all the Company’s Businesses that addressed improvement initiatives in terms of efficiency, productivity, costs, quality, safety and the environment.

Presented, in addition, 2 Improvement Teams in the 19th National Meeting for Continuous Improvement organized by SAMECO (Argentine Society for Continuous Improvement) aimed at disseminating such an experience and giving recognition to team members.

Received, through its Genelba Thermoelectric Power Plant, the Silver Award of the Iberoamerican Quality Award granted by Fundación Iberoamericana de la Calidad (i.e. the Iberoamerican quality foundation), where winners of the National Quality Award from 22 Iberoamerican countries participate. Pre-award actions included an assessment of the whole business management: leadership and management style, strategy, people development, resources, processes and clients, and results.

Successfully completed the Certifications Program according to the ISO 9001, ISO 14001, OHSAS 18001 and ISO 50001 standards, met the quality requirements established by the Institute of Internal Auditors and the Heart-safe Company and the Healthy workplace requirements, thus showing its commitment to customers, suppliers, shareholders, employees and the community in which it operates. The Annual Certifications Program includes in-house and external audits on maintenance and re-certification of the management system as well as implementation of new certificates. External audits were performed by recognized institutions such as TÜV Rheinland, the Institute of Internal Auditors of Argentina and Spain, Medical Tech and the Ministry of Health of the Republic of Argentina. In-house audits were efficiently carried out by the Company’s qualified personnel. The before mentioned program is a preventive activity aimed at identifying findings that enable to continue developing management according to established strategic guidelines.

In addition, during 2014, ISO 9001 certification process was initiated in the Procurement Department, a completely new initiative in the market which focuses more closely on internal customer orientation in order to contribute to contract management quality.

Concerning Corporate Safety and Security, the Company moved forward in the adaptation of local procedures to  Petróleo Brasileiro‘s requirements. It is worth a mention the continuance of the Safety Committee, composed of representatives from the Legal, Information Technology, Human Resources and Organization and Management areas, which deals with asset and information security matters.

4.2. Safety, Environment and Occupational Health

Petrobras Argentina considers that economic progress will only be sustainable to the extent performance is attained through the implementation and improvement of a management model committed to people's health and safety, environmental care and energy efficiency.

According to these premises, the Company applies Safety, Environmental and Occupational Health policies and guidelines which are an integral part of its management system and are followed at all the organization’s levels through the implementation of programs, training efforts and assessments that enable it to be a safe and eco-efficient company, optimize its resources and work for the staff’s quality of life and community welfare.

In 2014, the Company

- Improved HES management by developing a campaign in all assets under the motto “Our responsible attitudes make the difference”, guided by PESA Leadership.

- Set up a risk management matrix to measure the degree of management in the implementation of HES processes.

- Obtained important recognition for safety management in E&P operations, and for environmental actions in water consumption reduction.

- Strengthened control over assurance of legal compliance and project portfolio with a view to promoting environmental and energy sustainability, both in current operations and investments.

4.2.1. Safety

Within the framework of the Visible Leadership and Commitment initiative, a safety campaign was launched in all assets under the slogan “Our responsible attitudes make the difference”. The CEO and the Business Units Directors visited several plants and assets and performed behavioral audits and shared a message of commitment with on-site employees.

A HES Risk Management Matrix was established in order to measure the degree of management in the implementation of Health, Environmental and Safety processes at all Company’s assets and plants. The scope of this tool involved the assessment of 7 HES dimensions broken down into 65 sub-items with a focus on: permits/authorizations, integrity, reliability, operational discipline, environmental liabilities, contingencies and occupational health and industrial hygiene. In this way, it is easier to systematically assess the Company’s HES Risk Management mainly focusing on areas with higher criticality according to measurement of the risk tolerance level.

During 2014 the Company continued with risk assessment programs within the framework of the Process Safety Program as well as with field technical surveys of electric installations and efficiency evaluation of fixed fire systems in industrial facilities.

Petrobras’ corporate program “Company’s Accident Reduction Plan” (PRAC) was implemented with a focus on risk management in land transportation. In addition, several safety awareness and training activities were developed such as: the Drilling and Service Rigs Training Day, Safety as a Value in Petrochemical activities, Terminal Observer Program, the Day for presentation of good safety practices, periodic meetings relating to in-house communication on safety through quarterly video conferences with operational managers and safety heads.

During 2014, the Company met all planned targets. In addition, it achieved a 14% reduction in the personal accident recordable incident rate, the best performance during the last 10 years.

At the international level, Petrobras Argentina received the “IAPG 2014 Annual Safety Award” granted by IAPG (Argentine Oil and Gas Association). In this opportunity, the Company received the award within the group of companies in the Producers category for the safety management of Exploration and Production operations. This recognition considers the safety performance achieved between 2013 second semester and 2014 first semester.

4.2.2. Environment

During 2014, the Company continued implementing its Project Portfolio with the purpose of minimizing HES-related risks at its facilities. In addition, it focused on the presentation, approval and development of technical and economic feasibility studies for the development of conventional and non-conventional areas.

For the ninth year in a row, Petrobras Argentina, through its Headquarters, qualified for inclusion in the Dow Jones Sustainability Index (DJSI) group. This index, the world’s most important sustainability index, assesses social, economic and environmental performance of companies within such index group, and reflects HES-related efforts made by Petrobras Argentina.

The Company is continuously working on and developing actions aimed at permanently reducing accidental spill risks mainly under programs for the integrity of aerial and underground ducts and tanks. In addition, monitoring and environmental studies are performed in order to become acquainted with different situations in target sectors. Thus, the Company continued implementing the Zero Spill (“Vazamento Zero”) program within the Petrobras System.  In 2014 the Company strengthened the program internally by working out a plan with a strong commitment at the organizational level and with the purpose of preventing spills in all operations with a focus on three fundamental pillars: Management System, Facility Integrity and Contingencies.

As a result of the assessment made by Petróleo Brasileiro to HES management in the Neuquén asset, better practices performed by PESA were identified for the Petrobras System in relation to Integral Environmental Liability Management, including a Remediation and Restoration Plan and the Systematization of Atmospheric Emissions implemented in the Neuquén asset, including critical analysis and implementation of control and treatment actions which gave significant results such as reduction of emissions and increase in the plant useful gas.

In 2014, PGSM plant was awarded the “Ecomagination Leadership Award” for the implementation of its Project on Water Consumption Reduction by 60 million liters per year, with the consequent benefits of protection of assets against corrosion and fouling, improvement in operating reliability and reduction in total operation costs.

The Company continues moving forward with a focus on securing compliance with planned targets as to energy efficiency and emission reduction. In addition, the Company continued with the updating of the emission source register and consolidated the production-related data register and the calculation of emission and efficiency indicators. This will enable to establish programs and goals related to the pertinent activities or plants.

Under the Operational Cost Optimization Program (PROCOP), the Company started the preparation and detail stages relating to initiatives to drive a change in the manner of managing the Company’s costs with a vision by process, identifying, assessing and implementing optimization opportunities, including “Energy Efficiency at Bahia Blanca Refinery”.

4.2.3. Occupational Health and Hygiene

In 2014, the Company continued with its health promotion and protection programs with a focus on primary and secondary prevention and the generation of a healthy workplace.

Within this context the Company continued with its Health Promotion and Protection Program (PPS) aimed at generating healthy life habits and behaviour through healthy diet and food safety actions according to IRAM 14201, physical activity, dental prevention, smoking cessation and addiction prevention.

These actions are developed on the basis of an annual health diagnosis performed through a medical test to all employees, which contemplates occupational and epidemiological risks, thus facilitating the implementation of a specific health program tailored to the needs of the risk groups surveyed.

Concerning prevention, the Company continued with the Cardiopulmonary Resuscitation and First Aid training courses, the physical activities plan and flu and tetanus vaccination campaigns.

During 2014, Petrobras Argentina continued with its Heart Safe program under the American Heart Association’s international standards and maintained its certification as a smoke-free company through the Ministry of Health of the Republic of Argentina. In addition, it was recognized by the before mentioned Ministry as a blood donation-friendly company on account of the implementation of campaigns for voluntary donation of blood in the different assets, and as a Healthy Workplace.

Within the framework of the Occupational Hygiene Program, the relevant measurements in connection with the work environment and specific risk maps were completed and follow-up of deviations was performed. The Company also continued with the ergonomics program involving the ergonomic survey of specific workplaces.

4.3. Our People

Petrobras Argentina is built on the basis of organizational values directed towards encouraging sustainable development, integrated actions and responsibility for results, cultivating readiness for change and an entrepreneurial, innovative and self-improvement spirit.

These values are framed within ethical and transparent principles aimed at recognizing human and cultural diversity and constitute the vehicle for the materialization of actions related to the strategic management of the people involved.

To such end, the Company supports several practices aimed at human resource training, development, attraction and retention, thus building a favorable work environment to achieve organizational results.

In 2014, the Company

- For the fifth year in a row, ranked among the first four companies of the Oil Club in terms of compensations and maintained a competitive benefit package at market level.

- Invested approximately USD 2 million in training programs aimed at encouraging development of staff technical and management competencies.

4.3.1. Organizational Structure

During 2014, the Company consolidated restructuring of the organizational structure started in October 2013, and continued with non-managerial functions.

4.3.2. Recruiting and Selection

When a position is vacant, Petrobras Argentina encourages the filling of each position with the best qualified candidate, through the implementation of several strategies and tools aimed at contributing to the attainment of such goal.

4.3.2.1. “Moviliza” Job – Posting System

In 2014, the in-house job-posting system of Petrobras Argentina continued to secure the dissemination of job opportunities throughout the Company, thus facilitating professional development and growth alternatives for employees by means of the posting of job searches in which applicants from the Company’s different areas and businesses were considered.

During 2014, 81 job searches were posted in the Moviliza system and 35 (45%) of such positions were filled by in-house candidates.

4.3.2.2. Professional Practice

During 2014, the Company continued with the professional practice program started in 2013 in Genelba Thermoelectric Power Plant and Puerto General San Martín Petrochemical Plant and implemented professional practice programs directed to students from local technical schools aimed at contributing to their training and creating a first approach to employment.

This practice allowed to subsequently invite the same students to participate in recruitment processes for positions similar to those developed during the professional experience.

4.3.2.3. Contact with Universities

Another recruitment source now under development and consolidation stages is the contact with Public and Private Universities from different regions of the country which are a channel for dissemination of the Company’s job search thus allowing to increase the existing job applicant base.

4.3.2.4. Employment Fairs

In 2014, the Company participated in “Expo Zonajobs 2014”, the largest virtual employment fair in Argentina. It received more than 16,000 resumes from technicians and professionals from all over the country.

4.3.3. Human Resource Planning

Petrobras Argentina carries out this process by means of the review of its employees’ career profile, considering their academic and job background, their performance within the Company and the assessment of their competencies.

During 2014, 10 Assessment Centers were implemented in the gas station network and assessments were made to senior and semisenior professionals in the Petrochemical business. As a result of such activities relevant information was obtained for decision-making actions regarding promotions, transfers and other career opportunities for each employee within the Company.

4.3.4. Compensation and Benefits

Petrobras Argentina’s benefit and compensation policy relies on two key principles:  securing external competitiveness and maintaining in-house equity.

Accordingly, every year the Company implements market surveys in order to adjust its benefit package and wage structure to those offered by other companies. As a result, in 2014 the Company granted increases equivalent to those offered by the labor market to personnel not subject to collective bargaining agreements.

Considering the country’s social and economic context, Petrobras Argentina decided to bring forward to February the payment of the Variable Compensation and Bonus Program scheduled for March. In the same way, the wage payment scheduled for June and November was brought forward to May and October.

4.3.5. Trade Union Relations

With the purpose of generating agreements aligned with the Company’s strategy, Petrobras Argentina actively participated in labor negotiations with unions in the industrial sector and geographic areas in which it operates and thus maintained a permanent dialogue with the union sector.

4.3.6. Training and Development

Within the framework of its training strategy, during 2014 Petrobras Argentina made investments of approximately USD 2 million in training activities, covering 65% of the total staff.

The available academic offer included corporate individual competencies programs, graduate studies, and language training. It is worth a mention the training developed and provided by Austral University related to corporate individual competencies.

As a distinctive modality in competency development for managerial functions, Leadership Clinics were performed for the Company’s executive levels with the support of San Andrés University.

Concerning training activities headed by in-house facilitators, Petrobras Argentina continued promoting this methodology through commitment and participation of its own employees in the transfer of knowledge and experience gained throughout their career.

Concerning technical training, the Company developed several programs offering training in specific competencies in all businesses, as well as programs providing the specific know-how required for the Company’s own Gas Station Network.

4.3.7. Employees’ commitment and satisfaction

4.3.7.1. Organizational Climate Survey

During 2014, the Company performed the 10th Organizational Climate Survey involving all Petrobras Argentina’s employees, with a 69% participation rate.

Based on survey data, several action plans were designed and implemented in a transversal manner all across the organization and other initiatives were defined in each specific area.

4.3.7.2. Other Relevant Actions

In order to create room for exchange and updating of the Company’s main target subjects, the Chief Executive Officer continued performing videoconferences to report the results of each business unit and other Company’s highlights.

Concerning actions aimed at strengthening the relationship with its personnel and encouraging identification with the Company, the Company engaged again in actions for the recognition of the career of almost 295 employees who had their 10, 20, 30 or 40 years’ anniversaries with the Company.

Also, the Company recognized performance of 3 employees and 7 work teams for their outstanding contribution and performance during the year while other integration and recognition actions were organized such as celebration of special days and the VIPP visit (Important Visit for Petrobras) for employees to share a day with their children and other family members.

4.3.7.3. Organizational Culture

In 2014, the Company obtained the TED license to perform the first TEDx event of the energy industry and the first in the Petrobras System. The slogan of the event was “Reset your world” and we invited the Company’s employees to let themselves get inspired by lecturers, most of them from social organizations, cooperatives and entrepreneurs that participated in the event.

4.4. Corporate Social Responsibility

In the eyes of Petrobras Argentina, Corporate Social Responsibility is a form of integrated, ethical and transparent management of its businesses and activities and of its relation with all targets. This management policy is based on human rights’ and citizenship promotion, respect for human and cultural diversity, disapproval of discrimination, degrading work and children and slave work and contributes to sustainable development and reduction of social inequality.

In 2014, the Company

- Worked out the fourth Social and Environmental Report, a document that describes the Company’s performance and its strategy to do business with social and environmental responsibility.

- Launched the fifth edition of Petrobras Social Environmental Program, adding the network projects category aimed at identifying and supporting the design and formulation of projects of a larger scale, social impact and public visibility.

- Implemented the Corporate Volunteer Program “Petrobras Positive Energy”, conceived as a tool for social transformation representing the employees’ interest for participation.

- Moved forward with the development of strategies focused on the local management of social responsibility and relation with the community through responsibility committees and implementation of the Local Agenda Program.

4.4.1. Sustainable management

Petrobras Argentina continued with the implementation of actions and policies focused on the strengthening of a sustainable culture and worked out its fourth Social and Environmental Report, a document that describes the performance in the area during 2013 and the strategy to conduct business with social and environmental responsibility.

As a result, Petrobras Argentina received recognition from several institutions. Along these lines, the Company continued to be among the 10 top companies in the Sustainability-Oriented Corporate Management category of the Corporate Citizenship Award granted by the American Chamber of Commerce (AmCham) in Argentina.

4.4.2. Social Investment Program

Petrobras Argentina acts proactively by developing and contributing social initiatives in locations close to its operations, the continuity of its programs being worth a mention.

During 2014, the Company launched the fifth edition of the Petrobras Social and Environmental Program which seeks to promote local development and is directed to social organizations, cooperatives, cooperative associations, schools and hospitals in the areas where it has productive assets. The projects selected by the Social and Environmental Program must work on one of the following core subjects: human and social rights and citizenship promotion, educational inclusion, gender equality, culture and diversity, sports and social inclusion, environment and community, disability and social and productive inclusion and social productive undertakings. The thirty (30) projects selected will work on the established subjects and will be implemented in the provinces of Santa Fe, Buenos Aires, Neuquén, Río Negro, La Pampa and Santa Cruz.

This support is provided for 2 years and involves a monetary award and technical support and training activities through social organizations specialized in action lines for each project, with the purpose of generating greater potential and long-term social impact in selected projects and undertakings.

Concerning projects on Social Productive Undertakings, through an Alliance with NESsT, the Company provides, among other things, training and assistance for the working out of business plans, organization planning for self-financing and assistance on the implementation or expansion of corporate activities.

As a novelty for this year, the Company worked in identifying and incorporating joint or network projects with the participation of at least three organizations, with the purpose of identifying territorially decentralized activities which, due to their scale and involvement model, may generate significant results in the resolution of social issues. Six projects were selected and will be financed during three years. The organizations selected were: Otras Voces, Municipio de Centenario Ashoka and Red Activos from Neuquén, Asociación Pequeños Criadores from Catriel and Acción Católica from Bahía Blanca.

The Program also involves promotion of strengthening, training and interaction initiatives for the creation of alliances and exchange of experiences. In 2014, Petrobras Argentina organized three free training days for social organizations in Bahía Blanca on priority subjects for their management and involved more than 200 participants.

In addition, during 2014, Petrobras Argentina sponsored the International Congress of the Argentine Institute of Corporate Social Responsibility, the IV CSR and Sustainability Forum in the Autonomous City of Buenos Aires and continued supporting Non-Profit Organizations Graduate Courses at San Andrés University and granted 2 traineeships.

4.4.3. Environmental Program

Program for the Development of Environmental Social Organizations

Since 2012 the Program for the Development of Environmental Social Organizations was developed in alliance with San Andres University. The Program was designed for people working in environmental social organizations and performing in managerial and technical areas, advisors or members of management bodies wishing to strengthen their vision and management and planning capacity in general and leaders and social entrepreneurs who promote sustainable development and environmental care.

During 2014 the Company continued with the first stage of the Program through an open seminar focused on the analysis and design of the following stage, planned for 2015 onwards. The day organized by the Company included:

1) open seminar “Collective initiatives for environmental impact”. A panel of cases aimed at showing experiences in which collaboration generates greater impact. Exchange and learning activity facilitated by the Social Innovation Center team.

2) Peer exchange activities. Room for exchange and learning between peers with the participation of 50 representatives from organizations, companies and public bodies.

AcercaRSE

In Zárate, Petrobras Argentina continued taking part of AcercaRSE, an initiative undertaken jointly with companies within such area. The waste separation and recycling Program “Waste is Useful” continued to be implemented in 2014 with the purpose of stimulating community commitment to on-site cleaning and hygiene and to environmental care through a responsible handling of waste.

4.4.4. Volunteering Actions. Petrobras Positive Energy

The volunteering program launched in 2013 is a tool for internal and external social transformation that promotes citizen participation and installs significant values in the Company, addressing relevant community issues.

During 2014, the Company continued implementing this program through initiatives presented by employees and proposals from volunteering committees at Maipú 1, Gas Stations, Avellaneda, Dock Sud, Genelba, Austral Asset and Neuquén Asset. Sixteen actions were carried out with different NGOs with more than 200 volunteers involved.

4.4.5. Community Relations Committees

In 2014, with the purpose of consolidating the ability of the Social Responsibility and Community committees to plan and manage a local sustainability strategy aligned with the business, and within the framework of ISO 26.000 and the Global Compact standards, a diagnosis of the different actions implemented by the committees in relation to the different targets was made in order to define a baseline allowing to design a strengthening plan through training and generation of inputs in order to determine material issues concerning each asset.

Workshops were organized with the participation of members from Bahía Blanca and Zárate committees in order to establish a self-diagnosis in relation to ISO 26.000 standard. In 2015, the Company will continue with the work started with all the committees.

4.4.6. Local Agenda

The Local Agenda Program “Fostering Communities” conducted by the Company in alliance with Los Grobo Foundation, aims at working with targets from different locations with the purpose of designing shared agendas in the Company’s critical assets.

In 2014, continuing with the diagnosis and local agenda relating to the development performed in 2013 at Catriel, Peñas Blancas, Colonia 25 de Mayo and Colonia Chica areas, a plan for territorialization of the social responsibility strategy was worked out.

4.5. Communications

Petrobras Argentina knows that communicating to the different target segments is of the essence to encourage all areas to work towards the same goal and in line with the same business objectives.

In 2014, the Company

Celebrated its 20th anniversary in Argentina. That is why in all communications reference is made, either implicitly or explicitly, to the Company’s two decades of history in the country.

In addition:

- Contributed to the strengthening of its businesses’ image, mainly in the Oil and Gas Exploration and Production segment, both in the media and specialized fairs.

- Continued consolidating brand presence in the Argentine market through support to cultural initiatives.

- Developed several in-house communication campaigns in order to reach the different target publics.

4.5.1. Press and external communication

Throughout 2014 the Company worked out and sent to the main national, provincial and international media approximately 30 press releases related to business or institutional matters, including the investment in Punta Rosada formation in the Province of Neuquén, significant works at Bahía Blanca Refinery and the Iberoamerican Quality Award granted to Genelba Thermoelectric Power Plant, among others.

The Company’s support to the 2014 edition of arteBA and BA Photo, the launching and award event of the V Edition of Petrobras Social Environmental Program, in addition to training courses for social organizations, among other areas of interest, were disseminated through different media related to art, culture and social responsibility.

In addition, participation in forums on Sustainable Development and Human Resource organized by El Cronista Comercial newspaper was encouraged.

4.5.2. In-house communication and Editorial

In 2014, Petrobras Argentina launched its new intranet, the main information portal where daily articles are published with information on the Company’s businesses and areas. This change sought to build a more collaborative and interactive communication with in-house target audience.

The Company added new perspectives to the Open Dialog channel which is used by the CEO for communication purposes and for his quarterly videoconference on the Company’s results of operations. The main actions included questions by employees from the different Organizational Climate work teams to be answered during the before mentioned videoconference.

The Company started implementing digital billboards which included a circuit for data updating at the headquarters and at the different assets. These billboards are used to reinforce messages from other media and reach target audiences without regular access to the intranet.

In addition, in 2014 the Company carried out several campaigns and actions based on the premise of individual-focused communication. The most significant campaigns, among others, were: Petrobras brand unification, 8M Petrobras women’s month, “Hay Equipo” (There is a Team) (actions related to the football World Cup), Safety and Environment Month, conceptual redesign of the Corporate Education program, VIPP visit (Important Visit for Petrobras)  (visit by employees’ children and family members to the Company’s assets), information safety and organization of TEDx PESA, the first TED event of the industry and the second in Argentina.

On the other hand, the Company performed actions related to the sustainability concept, including, among others, environmental awareness training by Cascos Verdes NGO and delivery of ecoglasses to employees at the Company’s Headquarters,  the distribution of “Ecomanía” magazine, with the “read it and pass it on” concept, the campaign for collection of obsolete items for the creation of an artistic work with the new Petrobras logo and the distribution of the book #HoyMeComprometo – 100 acciones solidarias (Today I get involved – 100 actions for solidarity). The Company also supported the volunteering program by means of campaigns for dissemination of the different actions.

Petrobras Argentina Web portal was aligned with Petróleo Brasileiro’s requirements for the international area.

4.5.3. Sponsoring

For more than ten years Petrobras Argentina has been supporting Argentine cultural initiatives based on the premise that being present at major community events is a way to strengthen its presence and leadership.

The Company’s main sponsorships in 2014 included:

* IX Congress on Hydrocarbon Exploration and Development 2014: diamond sponsor of the congress that took place in November in the Province of Mendoza.

* Oil & Gas Patagonia 2014: the Company participated in the region’s most important fair of the industry.

* XIX Argentine Geological Congress: sponsor of the congress that took place in the Province of Córdoba in June.

* Congress on Exploration and Development of Non-conventional Resources: sponsor of the congress that took place in June in the Province of Neuquén.

* Congress on Facilities Integrity in Oil and Gas Upstream and Downstream: sponsor of the congress that took place in May.

* Argentine Meeting of Sedimentology: sponsor of the exhibition that took place in September in Chubut.

* Meeting of Arpel experts on Reservoir Management: sponsor of the meeting held in October in Buenos Aires.

* ArteBA: for the eleventh year in a row, the Company was the main sponsor of arteBA and presented for the first time the Dixit-Petrobras exhibition.

* Buenos Aires Photo: for the tenth year in a row, the Company was the main sponsor of this fair at Recoleta Cultural Center in Buenos Aires in which Petrobras Argentina granted the Petrobras Buenos Aires Photo Award.

4.5.4. Advertising and Brand

During 2014, advertising actions were focused on disseminating Petrobras 20 years’ history in Argentina. The campaign 60/20 sought to reinforce the Company’s historical performance and commitment in the country, tied to Petróleo Brasileiro’s 60th anniversary since its creation in Brazil. The advertising campaign included ads in print media, radio and the Internet.

In addition, advertising actions were focused on disseminating the launching of the 5th edition of Petrobras Social Environmental Program in the main media of cities in the interior of the country where Petrobras holds assets.

For the purpose of strengthening the Company’s leadership, within the context of the Argentine cultural market, several mass media communication campaigns were launched in connection with arteBA and BA Photo cultural sponsorships.

In addition, print campaigns in specialized media were developed for the Bunker, Asphalt and Mining Lubricants businesses.

In the continuous search for process improvement and simplification, Petrobras will be identified with a single brand in all countries where it operates. In Argentina, the Company started a unification process to be accomplished in three stages, with final completion scheduled for 2021. A single and global brand seeks to promote integration of Petrobras businesses and reinforce its strategic vision in all the markets where it operates.

5. Corporate Governance

The Corporate Governance best practices, referred to as a set of policies, systems, standards and procedures regulating the Company’s management and development, provide the adequate framework where organizational goals are pursued and the roles and responsibilities of the main players and their interaction are defined, securing the alignment, balance and respect of the interests of all shareholders and any other target publics, employees, clients, suppliers and the community in general.

Ethics in the conduct of business, transparency in the relationship with stakeholders and trustworthiness of the financial information generated by the Company are the main pillars of the management practices on which the Company’s Corporate Governance philosophy is built.

During 2014, the Company continued its efforts to consolidate several initiatives implemented as from 2004, aimed at strengthening Corporate Governance good practices:

- Concerning the Audit Committee’s performance, a fluent interaction with the different company sectors is observed in addition to a high involvement with the Company’s business management, in compliance with the rules and regulations applicable in Argentina and USA.

- The tools and procedures for the reporting of irregularities involving accounting and financial issues and conflicts of interest implemented in 2005 allowed informants to report any irregularity to the Audit Committee on a confidential and anonymous basis.

- The Ombudsman’s Office is a channel that facilitates review and handling of claims, opinions, suggestions, requests and expectations of people directly or indirectly related to the Company.

- Relevant information was disclosed to the market in accordance with the standards and practices established by the Company, being respectful of good market practices, complying with applicable legal requirements and adjusting such standards and practices to the provisions of Law No. 26,831 (Capital Market Law) and the Revised Text of the CNV Rules included in General Resolution No. 622/13.

In compliance with Section 1, Chapter I, Title IV of the CNV Rules (2013 Revised Text), the Company worked out the Corporate Governance Code for fiscal year ended December 31, 2014, attached hereto as an exhibit and which thoroughly reviews the principles and recommendations included in Exhibit IV to the before mentioned Title. This Code, which follows the guidelines adopted under General Resolution No.606/12, comprises nine corporate governance principles and each principle, in turn, contains a series of recommendations and comments where principles include general concepts underlying good corporate governance, recommendations suggest a framework for application of such principles and comments indicate how to implement the good practice in question.

In addition, since 2006 the Company (formerly, through its holding company), as a company registered with the US Securities and Exchange Commission (SEC), has obtained certification of the effectiveness of internal controls over financial reporting, in compliance with Section 404 of the Sarbanes-Oxley Law.

The Sarbanes-Oxley Law sets forth specific responsibilities of the Audit Committee, the Company’s Management and its external auditors, adds new reporting requirements for public companies subject to the law and imposes severe personal and institutional penalties for non-compliance with stated regulations. This law aims at strengthening the confidence of investors in the financial information of the companies involved and in the exchange markets on which their securities are listed.

5.1. Management and Administration

Board of Directors

Pursuant to Petrobras Argentina’s bylaws, the Board of Directors that formally meets at least once every three months shall be composed by nine regular directors who are elected for a three-year term and renewed by thirds each year. The Meeting may appoint a number of alternate members that may be equal to or lower than the number of regular directors in order to fill any vacancy, in the order of their appointment.

The table below sets out the current structure of the Company’s Board of Directors, as approved by Petrobras Argentina’s General Regular and Special Shareholders’ Meeting held on March 27, 2014, including any subsequent changes.

Name	Position
Luiz Gustavo Primo de Siqueira	Chairman
Jorge José Nahas Neto	Vice Chairman
Abilio Paulo Pinheiro Ramos (*)	Director
Antonio Eduardo Monteiro de Castro	Director
Cedric Bridger	Director
Roberto Monti	Director
Carlos Ariel Lieutier	Director
Ronaldo Batista Assunção	Director
Luis Miguel Sas	Director
José Jorge de Moraes Junior Gustavo Tardin Barbosa Jorge Celestino Ramos (*) Luciana Bastos de Freitas Rachid Benicio Schetini Frazão Daniel Casal Alejandro Poletto	Alternate Director Alternate Director Alternate Director Alternate Director Alternate Director Alternate Director Alternate Director

(*)  The Company’s Board of Directors, at the meeting held on August 5, 2014, dealt with and resolved to accept the resignation of José Raimundo Brandão Pereira and Eduardo Autran de Almeida Jr. from their positions as Regular and Alternate Directors, respectively. Given the vacancy in such positions due to the before mentioned resignations, the Company’s Statutory Syndic Committee, at the meeting held on the same date, upon the powers conferred under Section 258 of the Business Associations Law, appointed Abilio Paulo Pinheiro Ramos and Jorge Celestino Ramos as Regular and Alternate Directors, respectively, with the Board of Directors having taken notice of such appointments.

Pursuant to Section 11, Article III, Chapter III, Title II of the CNV Rules (2013 Revised Text), Cedric Bridger, Roberto Monti, Carlos Ariel Lieutier and Alejandro Poletto are independent Directors, the other directors being non-independent in accordance with such rule.

Compensation

Compensation of the Board of Directors’ members is determined at the General Regular Shareholders’ Meeting in compliance with the Business Associations Law. The maximum amount of compensation the Board of Directors’ members may receive, including salaries and any other form of compensation for the performance of permanent technical and administrative functions, may not exceed 25% of the Company’s profits. This amount will be 5% in the event no dividends are distributed to the shareholders and will be increased pro rata on the basis of the dividend distribution up to the 25% cap when all profits are distributed. In the event one or more directors serve as members of a special committee or perform technical and administrative functions and profits are reduced or non-existent and consequently the preset limits need to be exceeded, compensations in excess of the limit may only be paid with the prior express approval by the General Regular Shareholders’ Meeting.

Executive Officers

The table below sets out the names and positions of Petrobras Argentina’s executive officers:

Name	Position
Ronaldo Batista Assunção	Chief Executive Officer
Luis Miguel Sas	Chief Financial Officer
Benicio Schettini Frazão	Director of Oil and Gas Exploration and Production
Adelson Antonio da Silva	Corporate and Services Director
Alberto Martínez	Interim Downstream Director
Daniel Casal	Executive Manager of Legal Affairs
Allan Blumenthal	Executive Manager of Gas and Energy
Alfredo Guía y Díaz	Executive Manager of Strategy, Planning and Performance

Compensation

The compensation policy for executive officers includes an annual cash compensation and a benefit plan. The annual cash compensation is determined based on the characteristics and responsibilities of the relevant position and the executive officer’s qualifications and experience and pay benchmarking data. Such compensation consists of a monthly fixed compensation and an annual variable compensation dependent upon Petrobras Argentina’s results of operations and the achievement of individual objectives. Benefits granted to executive officers are similar to those granted to the Company’s staff, such as life insurance, health care plan and supplementary pension plan (see Note 28.2 to the consolidated financial statements and Note 27.2 to the separate financial statements).

5.2. Decision-making and Internal Control System

Petrobras Argentina’s operations are divided into Business Units which are, in turn, supported by a Corporate Center.

As far as decision-making is concerned, Petrobras Argentina is managed by an Executive Committee composed of five members: the Chief Executive Officer, the Chief Financial Officer, the Director of Oil and Gas Exploration and Production, the Corporate and Services Director and the Downstream Director.

Operations are managed through standardized processes that facilitate and secure coordination among the different Company areas. Delegation of authority is encouraged for the purpose of promoting agile and efficient responses to activities. In addition, the scope of the delegation of authority is clearly and expressly determined through systemized approval limits for risk minimization purposes.

The Company’s Internal Control system is supported by the policies established by the Executive Committee and by systems and procedures operated by qualified personnel. This Internal Control system is designed to ensure achievement of the Company’s objectives, securing efficiency of operations, reliability of financial reporting and compliance with applicable laws, rules and policies in general.

5.3. Audit Committee

Pursuant to Sections 109 and 110 of Law No. 26,831 (Capital Market Law) and the CNV Rules, public companies must have an Audit Committee composed of at least three members of the Board of Directors. On May 21, 2003, the Company’s Board approved the implementation process provided under General Resolution No. 400/02 issued by the CNV. This Resolution also establishes that the implementation and operation of the Audit Committee shall be stated in the Company’s internal regulations or bylaws.

In compliance with the above resolution, on March 19, 2004 the General Regular Shareholders’ Meeting approved, among other measures, the addition of a section to our bylaws regarding the structure and operation of the Audit Committee.

The Audit Committee’s purpose is to assist the Board of Directors in fulfilling its responsibilities to investors and the market, among others, in matters relating to: (1) the integrity of the financial statements, (2) compliance with applicable legal, regulatory and conduct requirements, (3) qualification and independence of the external auditor who will act as attesting accountant (the “Independent Auditor”), and (4) the performance of the internal audit and the Independent Auditor function.

The Audit Committee is composed of three regular directors and an equal or lower number of alternate members who are appointed by the Board from among its members. Directors having sufficient experience and ability in financial, accounting or business matters are eligible to become members of the Audit Committee. All members must be independent, under the standards provided for in the regulations of the SEC and NYSE (provided such regulations are applicable to non-US issuers and taking into account all the exceptions therein stated), while under the CNV regulations only a majority of its members must be independent.  Considering that the Company’s shares constituting its capital stock are listed on the New York Stock Exchange through an American Depositary Shares program, thus being subject to the NYSE and the SEC regulations, the Audit Committee is fully composed of independent Directors, to wit: Cedric Bridger, Roberto Monti and Carlos Ariel Lieutier as regular members and Alejandro Poletto as alternate member.

The Audit Committee works out an annual action plan for each fiscal year that is reported to the Board of Directors and the Statutory Syndic Committee. The Directors, members of the Statutory Syndic Committee, managers and external auditors will be bound, at the Audit Committee’s request, to attend the Committee’s meetings, assist the Committee and provide it with any information available to them. The Audit Committee will have access to the information and documentation deemed necessary for the fulfillment of its functions. For the proper performance of its duties, the Committee may hire, on the Company’s account, advisory services of a counsel and other independent professionals on the basis of a budget previously approved at the General Shareholders’ Meeting.

The Audit Committee has the following powers and responsibilities:

a) Supervising the performance of the internal control and administrative and accounting systems, as well as the trustworthiness of the latter and of all the financial information or of other relevant events to be reported to the CNV and to markets in compliance with the applicable reporting requirements.

b) Establishing and supervising the implementation of procedures for the reception, documentation, treatment and tracking of claims or reports on irregularities in connection with accounting, internal control or auditing matters, on a confidential and anonymous basis.

c) Issuing founded opinions with respect to transactions with related parties as required by applicable law. Issuing founded opinions whenever a conflict of interest exists or may arise and communicating these opinions to the markets as required by the CNV.

d) Providing the market with complete information with respect to transactions where members of the corporate bodies and/or controlling shareholders of ours have conflicts of interest.

e) Issuing an opinion regarding the reasonableness of the compensation and stock option plans for the Company’s directors and managers proposed by the Board of Directors.

f) Issuing an opinion regarding compliance with legal requirements and reasonableness of proposals to issue shares or securities convertible into shares, in the case of capital increases that exclude or limit preemptive rights.

g) Issuing at least at the time of submittal of the annual financial statements, a report on the treatment given during the year to the matters under its responsibility.

h) Issuing an opinion at the Shareholders’ Meeting on the proposal submitted by the Board for the appointment (or revocation) of the Independent Auditor.

i) Evaluating the qualifications and independence of the external auditor.

j) Issuing and maintaining pre-approval procedures in connection with any service (whether audit-related or not) to be provided by the Independent Auditor, under which the Committee will be exclusively authorized to pre-approve any service provided by the said Auditor.

k) Evaluating the quality of, and the main changes to the application of, the Company’s accounting standards

5.4. Compensation Committee

For a better supervision of salary and compensation programs, the Board of Directors of Petrobras Argentina created a Compensation Committee at the Meeting held on October 6, 2006. The main purpose of this Committee is to assure compliance with and revise, whenever necessary, policies relating to compensation with the aim of providing the Company with greater flexibility to make more effective decisions. The Committee operates on a permanent basis, approves matters relating to compensation policies, including variable compensation practices and must report to the Board of Directors at least semiannually.

5.5. Statutory Syndic Committee

The Company has a Statutory Syndic Committee comprised of three regular members and three alternate members. The table below sets out the name of the members of the Statutory Syndic Committee, approved by the General Regular and Special Shareholders’ Meeting held on March 27, 2014.

Name	Position
Juan Carlos Cincotta	Member
Justo Federico Norman	Member
Rogelio Norberto Maciel	Member
Olga M. Morrone de Quintana	Alternate Member
Mariana Paula Ardizzone	Alternate Member
María Laura Maciel	Alternate Member

The regular and alternate members of the Statutory Syndic Committee are elected by the shareholders at the General Shareholders’ Meeting to serve for a renewable term of one year. The primary responsibility of the Statutory Syndic Committee is to monitor Management’s compliance with the Business Associations Law, the Company’s bylaws and the shareholders’ resolutions. The Statutory Syndic Committee also performs other functions, including: (i) attending Board of Directors’ and shareholders’ meetings, (ii) calling General Special Shareholders’ Meetings when deemed necessary or when required by shareholders, in accordance with the Business Associations Law, (iii) submitting a report on the Board of Directors’ reports and the Company’s annual financial statements at Regular Shareholders’ Meetings, and (iv) investigating written complaints from shareholders representing not less than 2% of the capital stock. The Statutory Syndic Committee shall not be involved in the control of the Management’s performance and, accordingly, shall not evaluate the business criterion and decisions made on issues of administration, financing, sales and production, as these issues fall within the exclusive responsibility of the Board of Directors.

6. Dividends

Pursuant to the Business Associations Law, the Company may only pay dividends to shareholders from the net profits reflected in its approved annual audited financial statements. The Company’s Board of Directors may declare interim dividends and each member of the Board of Directors and of the Statutory Syndic Committee, as far as their functions are concerned, will be jointly and severally liable for any payments made in excess of net profits at year-end. The declaration, amount and payment of dividends to shareholders are subject to approval by the General Regular Shareholders’ Meeting. Under the Company’s bylaws, net income shall be allocated as follows: a) 5% to a legal reserve, until it equals 20% of Corporate Capital and Capital Adjustment; b) compensation of the members of the Board of Directors and Statutory Syndic Committee; c) dividends on preferred stock with priority to unpaid cumulative dividends and d) dividends on common stock or to an optional reserve fund or a contingency fund, or to a new account, or as otherwise determined by the Shareholders’ Meeting. Dividends shall be paid pro rata to the respective paid-in amount within the year of their declaration and distributed to each shareholder pro rata to the number of common shares held by each shareholder.

Under Law No. 25,063, any dividends distributed by Petrobras Argentina, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to a 35% income tax withholding, as one-time and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up to income as determined under the general provisions of the Income Tax Law, any dividends or income from other corporations not considered in the computation of said income for the same tax period or periods.

Under the amendment of Law No. 26,893, any dividends received by individuals or undivided estates residing in the country and by any beneficiary thereof having domicile or located abroad will be subject to Income Tax and a 10% tax rate, as one-time and definitive payment, without prejudice to the 35% withholding as may be applicable under Law No. 25,063.

7. Analysis of the Consolidated Results of Operations

7.1. Factors affecting our consolidated results of operations

7.1.1. Argentine economic situation

Value of the Peso against Foreign Currencies

As of December 31, 2014, the peso-U.S. dollar rate of exchange was ARS 8.55 per U.S. dollar, compared to ARS 6.49 per U.S. dollar as of December 31, 2013, respectively.

As of December 31, 2014 and 2013, the Company’s financial debt was mainly denominated in U.S. dollars.

However, the impact on our results of operations deriving from variations in exchange rates related to our financial debt is offset by net investments in foreign operations denominated in foreign currency which are disclosed in Shareholders’ Equity under “Other Comprehensive Income” in the Consolidated Statement of Comprehensive Income. Accordingly, the Company has a net monetary asset position in foreign currency.

With the accounting considerations stated, exchange differences for fiscal years 2014 and 2013 accounted for gains of ARS 307 million and ARS 171 million, respectively.

Inflation

Historically, the Argentine economy has exhibited significant volatility, characterized by periods of high inflation.

The CNV, through General Resolution No. 441, mandated that as from March 1, 2003 all financial statements should be stated in nominal currency. If inflation accounting were reinstated, financial statements would have to be stated in constant currency.

In 2014, 2013 and 2012, consumer price indexes, according to statistics from the National Institute of Statistics and Census, reflected an inflation of 23.9%, 10.9% and 10.8%, and wholesale price indexes rose 28.3%, 14.7% and 12.9%, respectively.

Inflation could also adversely affect comparability between fiscal years presented in this report.

7.1.2. Regulations of the Energy Industry in Argentina

In the context of sustained increase in commodity prices until the global financial crisis that erupted in 2008 third quarter, over the past several years the Argentine government has imposed a series of regulations, particularly focused on the energy sector, aimed at easing the impact of inflationary pressures resulting from such scenario and securing energy supply to the domestic market.

Natural Gas

In 2007, the Argentine government and producers signed a new Natural Gas Producers Agreement, the main goals of which were to secure supply of the domestic demand for gas and the gradual recovery in prices in all the market segments.

As regards the first goal, the agreement established domestic market supply commitments for each producer. The above agreement was approved by Resolution No.599/07 of the Secretary of Energy and provided for successive maturities for each segment, with the residential supply commitment expiring last in 2011. As a result, each segment’s market share was uniformly distributed among producers and regulated prices remained low for the above mentioned segments.

In addition, the above Resolution established that on December 31, 2009 natural gas producers’ commitments to supply the CNG and power plant market segments would terminate. However, the Secretary of Energy decided to extend those supply commitments.

As regards the second goal, the gradual recovery in prices, the power plant segment experienced the highest increase. In the case of the residential segment, however, prices did not increase significantly, this having a negative impact on natural gas sales.

Regarding the CNG segment, in August 2012 the Secretary of Energy, through Resolution No. 1,445, set a new price relating to natural gas for CNG services of ARS 0,4945 per cubic meter, accounting for an estimated increase of 300%, and instructed to invest the additional proceeds in the development of conventional gas resources.

Concerning Resolution No.599/07 of the Secretary of Energy which expired on December 31, 2011, the government provisionally extended, through Resolution No.172/2011 issued by the Secretary of Energy, the gas allocation rules set under Resolution No. 599/07 issued by the Secretary of Energy until substitute measures are adopted, meaning the continuation of the sales mix of Petrobras Argentina.

In January 2007, through Resolution No. 1,886, the Secretary of Energy confirmed that hydrocarbon exports are contingent upon adequate satisfaction of domestic demand and that exports sales have to be authorized on a case-by-case basis by the Argentine Executive Branch.

Within the scope of the long-term gas supply agreements entered into between the governments of Argentina and Bolivia whereby a gas price of USD 5 per million British thermal unit (MMBtu) was initially established subject to adjustment pursuant to a formula based on international price references for gas and its by-products, gas imports were placed under the responsibility of ENARSA. In order to avoid the impact of this rise on domestic consumers, the Argentine government required that the increase in import gas prices be passed through to exports, through the rise in withholdings.

In September 2008, through Resolution No.1,070/08 issued by the Secretary of Energy, the Argentine government approved a Natural Gas Producers Agreement to reduce the price of 10 kg. butane cylinders. This agreement resulted in an increase in natural gas prices of 15% for residential users, 8% for CNG and 13% for electricity generation. The reduction in LPG sales price is financed with producers’ contributions, originally equivalent to 65% of the price increase resulting from the above Resolution, and subsequently equivalent to 100% as from December 2008. Later on, under Resolution No.1,417/08, an 80% increase was imposed on the price applicable to a sector of the R3 Residential segment as from November 2008. The Natural Gas Producers Supplementary Agreement approved by Resolution No. 1070/08 issued by the Secretary of Energy was renewed for the years 2010, 2011, 2012, 2013 and 2014. As of the date of these financial statements, the Sixth Addendum to this Agreement has been signed for the year 2015.

In addition, a Trust Fund was created (Decree No.2,067/08) to cover natural gas imports required to secure supply of the domestic market. The resulting expenses will be borne by users of the transportation and/or distribution regulated services, by natural gas processing companies and by gas consumers receiving gas directly from producers without using natural gas transportation or distribution systems.

In August 2009, the Argentine government and natural gas producers signed a Social Peace agreement which provided that such companies should maintain the production activity level in exchange for an improvement in the wellhead price of natural gas for the Power Plant segment, that would result in a 30% increase in such sector.

In October 2010, through Resolution I-1,410 issued by ENARGAS, the natural gas delivery method was modified, placing a priority on the supply of the Residential and CNG segments’ demand. As a result, each distribution company was able to request volumes on a daily basis above volumes committed under the Natural Gas Producers Agreement (Resolution No. 599/07 issued by the Secretary of Energy).

Finally, in November 2011, through Resolution No. 1,982 issued by ENARGAS, the amount to be received by the Trust Fund created under Decree 2,067/08 was increased as from December 2011 consumptions, and the consumer base falling within the scope of the resolution was broadened. Subsequently, Resolution No. 1,991 issued by ENARGAS provided a detail of large consumers falling within the scope of such resolution and the procedure to request for exclusion, if applicable. Consumption of natural gas at Bahía Blanca Refinery in connection with oil refining activities and at Cóndor and Barda Las Vegas plants in connection with natural gas processing fell within the scope of the above resolution.

Law 26,741 passed in May 2012 declared of public interest and a priority objective of the Republic of Argentina the achievement of self-sufficiency in hydrocarbons supply as well as hydrocarbon exploration, exploitation, industrialization, transportation and marketing activities. In addition, fifty one per cent (51%) of YPF S.A.’s and Repsol YPF Gas S.A.’s assets were declared of public interest and subject to expropriation.

By means of Decree 1,277 passed in July 2012, the Argentine Executive Branch approved the regulations for the implementation of Law 26,741 and issued the Rules of the Argentine Hydrocarbon Sovereignty regime. These rules establish a Hydrocarbon Investment Plan designed to seek maximization of investments and sustainability of the activity in the short, medium and long term. In addition, certain sections of Decrees 1,055/89, 1,212/89 and 1,589/89 were repealed. Those sections provided for the free availability of hydrocarbons produced in concession areas granted, the free commercialization in the domestic and foreign markets and the freedom to set prices. The Company has complied with all applicable reporting requirements.

In February 2013, the Strategic Planning and Coordination Commission for the National Hydrocarbons Investment Plan issued Resolution No. 1/2013 whereby the Excess Natural Gas Injection Incentive Program was created. Under such program, producers were required to submit their Projects for Increase in Total Natural Gas Injection for a maximum period of 5 years, with a view to increasing production and achieving higher activity and employment levels in the sector. A price of 7.50 USD/MMBTU was established for natural gas Excess Injection, with penalties involving LNG imports in the case of non-compliance with committed volumes. The Company submitted its project but finally did not participate in the Program.

In turn, in November 2013, through Resolution No. 60/2013, the Commission created the Natural Gas Injection Incentive Program for Companies with Reduced Injection. Producers were required to submit projects to increase natural gas production levels no later than March 31, 2014. Such program was directed to companies without previous production or with a maximum production of 3.5 MMm3/d, with price incentives in the case of production increases and penalties involving LNG imports in the case of non-compliance with committed volumes. Moreover, companies eligible for the Program mentioned in the preceding paragraph and meeting the relevant requirements may request termination of participation in such program and inclusion in the current program.

In March 2014, Resolution No. 60/2013 is amended by Resolution No. 22/2014 issued by the Commission, whereby the deadline for submission was extended through April 30, 2014, and the previously set injection limit was extended to 4.0 MMm3/d.

Also in March 2014, the Secretary of Energy issued Resolution No. 226/2014 to implement a Program for the Rational Use of natural gas, whereby subsidies to producers who participate in the Plan adopted under CPCEPHIH Resolution No. 1/2013 are reduced through implementation of a new price schedule for the residential and CNG segments. The program encourages a reduction in consumption applicable to residential users providing the benefit of maintaining the tariff in the case of a reduction higher than 20% compared to the previous year, or applying a partial increase (50% with respect to the increase applied to users who do not reduce consumption) in case the yoy drop in consumption ranges between 5 and 20%. In case there is no reduction in consumption, the new price schedule for the residential segment is in stages, with a first stage as from April 1, 2014, a second stage as from June 1, and finally a third stage as from August 1, with average increases of 150%, 300% and 500%, respectively. Moreover, the southern area of the country is left outside (due to weather conditions) the price increase provided under the price schedule, specifically users within the area of Camuzzi Gas del Sur or any sub-distribution company. As regards the CNG sector, the schedule provides for rises of 24%, 36% and 48% for each stage of application of price increase variations.

In August 2014, the Ministry of Economy and Public Finance, through Resolution No. 139/2014, introduces new changes to Resolution No. 60/2013 issued by the Commission, including, among others, elimination of the previous injection limit and fixing of two annual registration periods. The Company made a presentation to request participation in this Program and was registered in the same under Resolution No. 13/2015 issued by the Secretary of Economic Policy and Development Planning of the Ministry of Economy and Public Finance.

In October 2014, through Resolution No. 231/2014, the Commission determines that changes in the price for natural gas intended for CNG consumption will be made on a monthly basis in the same percentage as changes made in the average price for high grade gasoline above 93 RON, and will be published on the Web page of the Secretary of Energy.

Export withholdings

The Public Emergency Law No.25,561 established a regime of withholding taxes on hydrocarbon exports. The taxes withheld are deducted from the sales price.

In order to secure domestic supply and discourage exports, the Ministry of Economy and Production issued Resolution No.394/07, effective November 2007, which provided for a change in the method for withholding on hydrocarbon exports and placed the treatment given to certain oil related products on the same level as that of crude oil. This change implies the application of an incremental withholding rate on crude oil exports, capping the price of standard crude oil at USD 42 per barrel when the international price for crude oil exceeds USD 60.9 per barrel. When the international price for crude oil ranges between USD 45 and USD 60.9 per barrel, a 45% withholding tax is applied.

Instead, if the international price for crude oil decreases below USD 45 per barrel, the authorities will have to set new rates within 90 days. A similar withholding regime applies to exports of oil related products such as gasoline, fuel oil and lube oils, with different cut-off and reference prices. On January 3, 2013 the Ministry of Economy and Public Finance, through Resolution No. 01/2013, modified the method for calculating withholdings on exports of crude oil and increased the reference price to USD 80 per barrel and the cut-off price to USD 70 per barrel.

 In October 2014, through Resolution No. 803/14, the Ministry of Economy and Finance modified the withholding tax on hydrocarbon exports according to a specific price and withholding tax schedule, with percentages ranging from 10% to 13%.

Resolution No. 1077/14 issued by the Ministry of Economy and Public Finance abolishing Resolution No. 394/2007 and amendatory Resolution No. 803/14 became effective on January 1, 2015. Such Resolution provided that when the International Price is below USD 71 per barrel the applicable tax rate will be 1% and when the International Price is above or equal to USD 71 per barrel, an incremental withholding tax will be applied.

In addition, in March 2008, the Ministry of Economy and Production issued Resolution No.127/08 amending Resolution No. 534/2006, which provided for a 45% tax rate on gas imports from Bolivia and imposed a 100% withholding tax on natural gas exports, considering as basis for valuation the highest price for natural gas set under agreements for natural gas imports into Argentina. Under the above mentioned resolution, the method for calculating withholdings on exports of crude oil was also applied to LPG.

Electricity Generation

With the enactment of the Public Emergency Law, in 2002 the Argentine government implemented the pesification of dollar-denominated prices in the Wholesale Electricity Market (“WEM”) and set a cap on prices that could be charged for gas used in electric power generation. As a result of this regulation, electricity prices failed to reflect total generation costs. This discrepancy led to the gradual depletion of the Stabilization Fund (Fondo de Estabilización), causing an increasing deficit which prevented CAMMESA (Compañía Administradora del Mercado Eléctrico S.A.) from normally settling accounts with market agents.

In an effort to reduce the Stabilization Fund deficit, the Argentine government first made successive contributions to the fund and reinstated seasonal adjustments, recognizing the increased costs resulting from the recovery of natural gas prices in the determination of wholesale spot prices. Subsequently, the Secretary of Energy organized an investment fund called “Fund for the Investment Needed to Increase the Supply of Electricity in the Wholesale Market” (FONINVEMEM I), for the purpose of encouraging WEM creditors to participate in investments in electric power generation in order to increase the available supply of electric power generation in Argentina.

In subsequent years, a set of rules was implemented for the recovery of generators’ margins, collection of amounts owed by the Wholesale Electricity Market and reshaping of the electrical system as a whole were implemented.

In 2006, the Energía Plus program was created under Resolution No. 1281/06. Such Resolution provided that new investments following the issuance of the resolution could be subject to agreements with Large Users in the WEM including a tariff different from that established in the spot market.

In November 2010, an agreement was entered into between generators and the Secretary of Energy to start reshaping of the WEM and comply with Resolution No.1,427/2004. Pursuant to this agreement, thermal generators started receiving a highest price for the monthly available power based on its availability. In addition, higher operation and maintenance costs were recognized according to the fuel used for generation. Generators, in turn, had undertaken to continue with their investment plans in maintenance works and make new investments with sales proceeds with maturity dates to be defined and not falling within the scope of Resolution No. 724/08. As from 2012, the Agreement was terminated.

In March 2013, the Secretary of Energy approved Resolution No. 95/2013 involving changes in the compensation scheme for the WEM Generators, Co-generators and Self-generators except for Plus Generators, Binational Hydroelectric Generation and Nuclear Generation, among others. The following changes are applicable to Generators adhering to this new scheme:

i. Changes in the compensation of generation companies according to their production scale and technology.

ii. Payment of non fuel fixed and variable costs and an additional compensation: payment of the latter two items is subject to the generation of each power plant, with a portion of the additional compensation being applied to a trust to finance works in the electricity sector.

iii. Temporary suspension of agreements among private companies, in connection with both energy and fuels and related products that will be managed by CAMMESA.

In May 2014, the Secretary of Energy issued Resolution No.529/2014 which provided for an adjustment in prices applicable under SE Resolution No. 95/2013 and introduced the following changes:

i. Created an incentive for thermal generation prices in the most critical months for demand, improving the compensation of generation companies with high availability.

ii. Created a new compensation item called “Compensation for non-recurring maintenance”. Such compensation is accrued and only paid to the generation company that performs maintenance works on the current equipment to support or increase availability.

Regulation of Utilities

The enactment of the Public Emergency Law significantly altered the economic and financial scenario faced by Argentine utility companies.  In particular, the size of the devaluation impact, in a context of fixed revenues as a consequence of the pesification of tariffs, affected the economic and financial position of said companies, including their ability to satisfy certain loan agreement provisions.

The Public Emergency Law provided for the pesification of tariffs for utility services and the elimination of indexation clauses applicable to these tariffs. In addition, the Argentine Executive Branch was authorized to renegotiate contracts with utility companies. The Utilities Contract Renegotiation and Analysis Committee (“UNIREN”) was created to provide assistance in the utilities renegotiation process.

Pursuant to Law No. 26,896, enacted in December 2013, the term to renegotiate contracts for public works and utilities was extended through December 31, 2015.

On April 7, 2014, ENARGAS, through Resolution No.I-2852, approved tariff schedules applicable to the Natural Gas Transportation service provided by TGS effective April 1, 2014. Tariff schedules provide for an increase in stages: an 8% increase as from April 1, 2014, an accumulated 14% increase as from June 1, 2014 and an accumulated 20% increase as from August 1, 2014.

Said increase will be allocated to an investment plan to be implemented by TGS in connection with works in its transportation system to secure quality levels of the natural gas transportation service according to the Regulatory Framework of the natural gas industry.

Publication of tariff schedules means the partial implementation the provisional agreement entered into on October 9, 2008 by TGS and UNIREN, ratified by Decree 1.918/09 issued by the National Executive Branch. In this respect, TGS will continue seeking the full implementation of the Provisional Agreement through the legal actions already initiated (see Note 17.1.5 to the consolidated financial statements and Note 16.1.5 to the separate financial statements).

Restructuring of CIESA’s debt

On July 13, 2012, CIESA, Grupo Pampa and the Company entered into a settlement agreement whereby all parties involved waived all claims, title and interest under the lawsuits before the New York State Courts and terminated the same and whereby CIESA paid off all the Financial Debt. As a result of this transaction, in the third quarter of 2012 the Company recorded a gain of ARS 291 million attributable to its equity interest in CIESA (see Note 17.1.4 to the consolidated financial statements)

Pursuant to the Agreement referred to above and to the resolutions adopted at CIESA’s Board of Directors’ Meeting held on October 23, 2012, on January 2, 2013 CIESA gave notice to the CNV of full payment of its Corporate Bonds and started all necessary formalities to withdraw from the Public Offering and Listing System.

7.1.3. Migration of operating agreements in Venezuela

Within the framework of the oil contract renegotiation process started by the Venezuelan government, in August 2006 we signed the pertinent agreements in order to effect migration of operating agreements into mixed companies, whereby the Venezuelan government was entitled to a 60% ownership. (See Note 17.2 to the consolidated financial statements).

The new operating conditions derived from migration of operating agreements had an adverse impact on the recoverable value of our assets in Venezuela. The recoverability of these investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes in Venezuela and, particularly, to the business plans to be implemented for the development of mixed companies’ reserves.

7.1.4. Commodity Prices

Our results of operations and cash flows are exposed to risks related to the volatility of international prices, mainly crude oil and oil related product prices.

International prices for crude oil have fluctuated significantly over the last years. Changes in crude oil prices usually entail changes in the price for oil related products.

In 2014, Brent crude oil from the United Kingdom and recent reference of global crude oils averaged USD 99.0 per barrel, down 8% compared to previous year. West Texas Intermediate (WTI) benchmark crude oil averaged USD 93.0 per barrel in the year under review, 5% lower compared to the same period of 2013. The spread between both oil varieties was approximately USD 6 per barrel, the lowest spread since decoupling occurred in 2010.

7.1.5. Oil and gas production in Argentina

Oil and gas reserves in Argentina have followed a downward trend in recent years. According to official data from the Secretary of Energy (SE), proved oil and gas reserves dropped by 12% in the 2008-2013 period. In 2014, oil production accumulated as of November averaged 533 thousand barrels per day, accounting for a 1% drop compared to 2013. Gas production declined 1% to 113.6 million cubic meters per day.

Within this context, the Company’s oil and gas reserves in Argentina increased by 6% in 2014. The Company’s equivalent production dropped by 10% in 2014 mainly due to the sale of interest in Puesto Hernández area and the natural decline of mature fields in Argentina.

The Company’s business plan provides for exploration investments in Argentina.

Due to risks inherent to exploration activities, the Company’s Management cannot assure you that this downward trend in our Argentine reserves will be reversed.

7.1.6. Operations in Ecuador

As from 2006 the Ecuadorian government implemented far-reaching tax and regulatory reforms in connection with hydrocarbon activities, which involved material changes in the conditions set forth at the time of execution of participation agreements (see Note 30 to the consolidated financial statements).

These changes have materially modified the conditions set forth at the time of execution of participation agreements, adversely affecting profitability prospects on projects, with the consequent negative impact on our assessment of investment recoverability.

Pursuant to the provisions in Section 9 of the Amendatory Agreements, the Ecuadorian State must compensate contractors an amount equivalent to unamortized investments at closing of each fiscal year, at an annual adjustable rate considered reasonable for this type of projects in Ecuador, and a term was determined for the Company and the Ecuadorian State to agree on settlement of the agreement. The settlement made by the Ecuadorian State in March 2011 does not comply with the procedure to determine the settlement price established in the Amendment Agreements by the parties concerned, which procedure may not be unilaterally modified. Therefore, the Company sent a notice to the Ecuadorian State informing on the existence of a dispute under the terms of the Treaty for the Promotion and Reciprocal Protection of Investments entered into between Argentina and Ecuador. This implies the opening of a negotiation period prior to a possible arbitration.

Since no agreement was reached with the Ecuadorian State, on June 21, 2013 EcuadorTLC S.A., Cayman International Exploration Company and Teikoku Oil Ecuador, members of the Consortium, submitted to the Ecuadorian State a notice of dispute in terms of the Amendatory Agreements and informed thereby their decision to submit the matter to international arbitration, according to the Arbitration Rules of the United Nations Commission on International Trade Law.

Finally, on February 26, 2014 a request for arbitration against Ecuador was submitted in the before mentioned terms.

As of December 31, 2014, the Company recorded ARS 458 million to be recovered from the Ecuadorian State under the provisions of the Amendatory Agreements, in the Other current receivables line (Note 15 to the consolidated financial statements). Such amount does not include calculation of the adjustment provided for in such agreements, since the Company considers that it is not possible to determine with certainty the applicable adjustment rate.

7.1.7. Changes in E&P asset and concession portfolio

In 2013, the Province of Chubut approved a ten-year extension of the concession agreement for El Tordillo and La Tapera-Puesto Quiroga areas.

As regards Veta Escondida area, in December 2013 the Company reached an out-of-court agreement with the Province of Neuquén to find a solution to the dispute over the exploitation concession for such area.

On January 31, 2014, the Company signed an agreement with YPF S.A. for the sale of its entire interest in Puesto Hernández Joint Venture (UTE) in which the Company was the operator and held a 38.45% interest. This transaction represents early termination of the Joint Venture (UTE) agreement.

On December 30, 2014, the Legislative Body of the Province of Río Negro ratified the agreement entered into with the Executive Branch to extend for a 10-year term the concessions the Company holds in that province: 25 de Mayo - Medanito, Jagüel de los Machos and Río Neuquén, where the Company acts as operator, and the Entre Lomas area concession, operated by PELSA.

7.1.8. Divestment of Distrilec

In January 30, 2013, the Company sold its aggregate direct and indirect interest in PEDASA and PFB, controlling companies of Edesur through Distrilec, and recorded a loss of ARS 34 million in fiscal year 2013. (See Note 17.1.1 to the consolidated financial statements and Note 16.1.1 to the separate financial statements).

7.2. Analysis of the Consolidated Results of Operations

(in millions of pesos, except where otherwise noted)

The following table sets out the Company’s results of operations for the three–month periods and fiscal years ended December 31, 2014 and 2013:

Analysis for fiscal years ended December 31, 2014 and 2013:

Net income: Net income attributable to the Company’s shareholders decreased 321, or 41%, to 458 in 2014 from 779 in 2013.

Sales: Sales increased 5,398, or 35.2%, to 20,738 from 15,340 in 2013. This rise is mainly attributable to increases of 3,330, 2,715, 1,088 and 783 in the Refining and Distribution, Oil and Gas Exploration and Production, Petrochemicals and Gas and Energy business segments, respectively. Intercompany sales totaled 9,214 in 2014 and 6,696 in 2013. Most of these sales were attributable to the Oil and Gas Exploration and Production, Refining and Distribution and Gas and Energy business segments.

Gross profit: Gross profit for 2014 increased 2,168, or 53.1%, to 6,248 from 4,080. This rise is mainly attributable to increases of 1,197, 514 and 289 in the Oil and Gas Exploration and Production, Refining and Distribution and Petrochemicals business segments, respectively.

Administrative and selling expenses: Administrative and selling expenses rose 619, or 34.4%, to 2,416 from 1,797 in 2013, mainly as a consequence of increases of 236, 170 and 61 in the Refining and Distribution, Oil and Gas Exploration and Production and Petrochemicals business segments, respectively.

Exploration expenses: Exploration expenses charged to income totaled 70 in 2014 and 82 in 2013. See “Oil and Gas Exploration and Production”.

Other operating expenses, net:  Other operating expenses, net increased 208, or 36.4%, and totaled losses of 779 and 571 in 2014 and 2013, respectively. This rise is mainly attributable to the Oil and Gas Exploration and Production segment which accounted for an increased loss of 152.

Share of profit of equity-accounted investees: Share of profit of equity-accounted investees accounted for a higher loss of 1,456 to 1,735 from 279 in 2013, mainly attributable to an increased loss of 1,494 in the Oil and Gas Exploration and Production business segment, partially offset by an improvement of 53 in the Refining and Distribution business segment.

Operating income: Operating income dropped 103 to 1,248 from 1,351 in 2013. This variation is mainly attributable to increases of 199, 196 and 154 in the Petrochemicals, Refining and Distribution and Gas and Energy business segments, respectively. Conversely, operating income for the Oil and Gas Exploration and Production business segment declined 607 in 2014.

Financial income: Financial income accounted for gains of 72 and 53 in fiscal years 2014 and 2013, respectively. It should be mentioned that both fiscal years were positively affected by the effect of higher depreciation of the Argentine peso against the US dollar on the net monetary asset position in foreign currency.

Income tax: Income tax charge for 2014 and 2013 accounted for losses of 742 and 552, respectively. Higher losses for 2014 are mainly attributable to impairment of investment in OCP, with losses not generating the corresponding tax shield. This accounted for an increase in the income tax effective rate.

7.2.1. Analysis of Operating Income

7.2.1.1. Oil and Gas Exploration and Production

Operating income: Operating income for the Oil and Gas Exploration and Production business segment dropped 607, or 45%, to 735 from 1,342 in 2013.

Operating income for this business segment is broken down as follows:

(In millions of pesos)

Sales: In 2014 sales for this business segment increased 2,715, or 34.6%, to 10,553 from 7,838 in 2013.

Argentina

Sales in Argentina grew 2,712, or 35.5%, to 10,361 in 2014 from 7,649 in 2013, primarily as a result of a 50% improvement in average sales prices, partially offset by a 9.7% decline in total combined daily sales volumes of oil and gas, averaging 77.7 thousand barrels of oil equivalent per day.

Lower crude oil production is mainly attributable to the sale of interest in Puesto Hernández Joint Venture (UTE) in January 2014 and the natural decline of mature fields and, in addition, to weather conditions that adversely affected production for the year under review. These effects were offset by the start of production of new wells in Medanito, Jagüel de los Machos and Estancia Agua Fresca.

Crude oil sales rose 1,830, or 28.5%, to 8,254 from 6,424 in 2013, mainly due to a 54.4% increase in average sales prices to ARS 616 per barrel from ARS 399 per barrel, basically derived from the partial recovery of domestic prices. Sales volumes totaled 36.7 thousand barrels in 2014 and 44.1 thousand barrels in 2013.

Gas sales rose 861, or 74.2%, to 2,022 from 1,161, primarily due to a 78.1% increase in sales prices to ARS 22.5 per Mcf from ARS 12.6 per Mcf, attributable to the recognition of increased non-conventional gas production prices in the Neuquén basin. Daily gas sales volumes totaled 246.1 Mcf and 251.7 Mcf in fiscal years 2014 and 2013, respectively. It should be noted that the start of production of non-conventional gas wells in the Neuquén basin allowed to offset the natural decline of mature fields and the negative effects caused by weather conditions.

 Outside of Argentina

Total sales volumes for operations outside of Argentina increased 3, or 1.6%, to 192 from 189, mainly attributable to operations in Bolivia.

Gross profit: Gross profit for this business segment increased 1,197, or 51.2%, to 3,534 in 2014 from 2,337. Margin on sales was 33.9% and 29.8% in 2014 and 2013, respectively, mainly derived from operations in Argentina.

In 2014, gross profit attributable to operations in Argentina increased 1,202, or 53.4%, to 3,454 from 2,252, and margin on sales rose to 33.3% in 2014 from 29.4% in 2013, mainly due to the recovery of sales prices, offset by increased production costs and lower sales volumes.

Gross profit for operations outside of Argentina dropped 5, or 5.9%, to 80 from 85, with a gross margin on sales of 41.7% and 45%, respectively.

Administrative and selling expenses: administrative and selling expenses increased 170, or 48.6%, to 520 in 2014 from 350 in 2013. Such rise is basically attributable to higher tax charges and transportation expenses derived from increased sales in the period under review.

Exploration expenses: exploration expenses charged to income decreased 12, or 14%, to 70 in the year under review from 82 in 2013, and are attributable to operations in Argentina. Expenses for both fiscal years were attributable to geological and geophysical expenses and abandonment of onshore exploration wells.

Expenses for unsuccessful wells totaled 11 in 2014 and 27 in 2013.

Other operating expenses, net:  other operating expenses, net accounted for losses of 379 in 2014 and 227 in 2013. The increase in the year under review is primarily attributable to higher expenses of 166 for environmental remediation mainly due to extension of concessions in Río Negro and a 94 impairment charge on fields in Bolivia, offset by a 181 gain derived from the sale of Puesto Hernández Joint Venture (UTE).

Share of profit of equity-accounted investees: Share of profit of equity-accounted investees accounted for losses of 1,830 in 2014 and 336 in 2013, mainly attributable to higher losses from impairment of 1,029 and 484 on equity interest in Mixed companies in Venezuela and in OCP, respectively.

7.2.1.2. Refining and Distribution

Operating income: Operating income for the Refining and Distribution business segment increased 196 to 412 in 2014 from 216 in 2013.

Operating income for this business segment is broken down as follows:

(In millions of pesos)

Sales: Sales for the Refining and Distribution segment rose 3,330, or 40.9%, to 11,476 in 2014 from 8,146 in 2013, mainly due to the recovery in average sales prices for refined products and crude oil.

Sales volumes of crude oil totaled 220 thousand m3 and 284 thousand m3 in 2014 and 2013, respectively.

In 2014, Bahía Blanca Refinery processed 27,068 oil barrels per day, accounting for an 88.7% of its installed capacity, with the processed volume being 5.5% lower compared to previous year, mainly due to the scheduled shutdown for maintenance works performed during the year under review. The inventory management policy allowed to meet demand in spite of lower volumes processed.

Total sales volumes of refined products dropped 105, or 5.3%, to 1,857 thousand m3 in 2014 from 1,962 thousand m3 in 2013, in line with the lower demand in the year under review.

In 2014, sales volumes of diesel oil, gasoline, fuel oil and IFOs and other oil related products totaled 784 thousand m3, 491 thousand m3, 394 thousand m3 and 188 thousand m3, respectively.

In 2013, sales volumes of diesel oil, gasoline, fuel oil and IFOs and other oil related products totaled 782 thousand m3, 554 thousand m3, 480 thousand m3 and 146 thousand m3, respectively.

Gross profit: Gross profit for this business segment increased 514, or 64.7%, to 1,308 from 794 in 2013, primarily due to an improvement in sales prices which allowed to offset the rise in production costs. As a result, margin on sales rose to 11.4% in 2014 from 9.7% in 2013.

Administrative and selling expenses: administrative and selling expenses increased 236, or 32.4%, to 964 in 2014 from 728 in 2013, mainly as a consequence of higher selling expenses, such as maintenance expenses related to the Company’s own network and taxes, associated with increased sales in 2014.

Other operating income (expense), net:  other operating income (expense), net accounted for a loss of 29 in 2014 and a gain of 106 in 2013.

Share of profit of equity-accounted investees: share of profit of equity-accounted investees are attributable to equity interest in Refinor, which accounted for gains of 97 and 44 in 2014 and 2013, respectively, as a result of recovery in fuel and LPG sales prices.

7.2.1.3. Petrochemicals

Operating income: Operating income for the Petrochemicals business segment increased 199, or 65%, to 505 from 306 in 2013.

Operating income for this business segment is broken down as follows:

(In millions of pesos)

Sales: Sales for this business segment increased 1,088, or 32.5%, to 4,436 in 2014 from 3,348 in 2013, primarily as a consequence of a 45% rise in average sales prices, offset by an 8.7% decline in sales volumes.

Styrenic products rose 650 to 2,888 from 2,238 in 2013, mainly as a consequence of a 49.7% improvement in average sales prices, partially offset by a 13.8% decrease in sales volumes to 169 thousand tons in 2014 from 196.1 thousand tons in 2013.

Performance of the main styrenic products was as follows:

a) Styrene sales volumes dropped 18.9% to 71 thousand tons in the year under review, mainly due to a decline in exports directed to Chile and Brazil and in domestic market sales.

b) Polystyrene and Bops (bi-oriented polystyrene) totaled 58.4 thousand tons, a volume similar to that recorded in the previous year but with improved margins, with a 10% drop in domestic sales and a 51% increase in exports.

c) Synthetic rubber sales volumes totaled 39.6 thousand tons, accounting for a 20.3% decline compared to previous year, mainly attributable to a 32% drop in exports directed to Brazil and an 8% decline in domestic market sales.

Revenues from the catalytic reformer plant operations rose 438, or 39.5%, to 1,548 from 1,110 in 2013, mainly as a consequence of a 48.1% improvement in average sales prices, partially offset by a 5.8% decrease in sales volumes to 331.3 thousand tons in 2014 from 352 thousand tons in 2013. This drop is mainly attributable to lower virgin naphtha volumes processed and reduced consumption of catalytic gasoline.

Gross profit: Gross profit for this business segment increased 289, or 55.5%, to 810 from 521 in 2013, with a rise in margin on sales from 15.6% to 18.3% in 2014. This improvement is due to the combined effect of a recovery in average sales prices and an upgrade at Puerto General San Martín Reforming Plant that made it possible to manufacture higher added value products. During 2014 the Company set an all-time high in sales volumes of propellant in the domestic market.

Administrative and selling expenses: administrative and selling expenses increased 61, or 39.4%, to 216 in 2014 from 155 in 2013, mainly as a consequence of higher selling expenses, basically freights and taxes, associated with increased turnover in 2014.

Other operating expenses, net:  other operating expenses, net accounted for losses of 89 in 2014 and 60 in 2013.

7.2.1.4. Gas and Energy

Operating income: Operating income for the Gas and Energy business segment increased 159, or 39.9%, to 557 from 398 in 2013.

Operating income for this business segment is broken down as follows:

(In millions of pesos)

Gross profit: Gross profit for the Gas and Energy business segment rose 205, or 42.2%, to 691 in 2014 from 486 in 2013, mainly in Electricity Generation operations.

Administrative and selling expenses: administrative and selling expenses rose 54, or 55.1%, to 152 in 2014 from 98 in 2013. This increase is mainly attributable to hydrocarbon marketing and transportation operations which recorded increased selling expenses, basically taxes, associated with higher sales in 2014.

Other operating income (expense), net:  other operating income (expense), net accounted for a gain of 20 in the year under review compared to a loss of 3 in 2013 mainly due to the adverse effect of a loss of 34 attributable to the sale of Edesur’s shares.

Share of profit of equity-accounted investees: Share of profit of equity-accounted investees accounted for a loss of 2 in 2014 compared to a gain of 13 in 2013, mainly attributable to equity interest in CIESA.

Electricity Generation

Operating income: Operating income for electricity generation operations increased 180, or 60%, to 480 in 2014 from 300 in 2013.

As from May 2013, retroactive to February 2013, Resolution No. 95 issued by the Secretary of Energy provided for regulatory changes in the Wholesale Electricity Market, with operations of Genelba Combined Cycle and Pichi Picún Leufú Hydroelectric Complex falling within the scope of this Resolution. This new scheme involves changes in the method of compensation of generation companies according to their production scale and technology, as well as centralization of contracts in CAMMESA, both of electric power and fuels and related supplies, resulting in an equivalent lower level of sales and costs. As from May 2014, the Secretary of Energy, through Resolution No. 529, established tariff increases and new compensation for generation companies, to be retroactively applied as from February 2014.

Sales: Sales for electricity generation increased 46, or 3.4%, to 1,412 from 1,366 in 2013, mainly as a result of an improvement in average sales prices, partly attributable to implementation of Resolution No. 529, partially offset by lower sales volumes. In this respect, sales volumes attributable to Genelba, Pichi Picún Leufú, Genelba Plus and Ecoenergía power plants totaled 6,637 Gwh in the year under review and 7,748 Gwh in 2013. Lower sales volumes in the year under review are due to scheduled shutdowns for major maintenance works at Genelba and Genelba Plus Power Plants and lower water supply at Pichi Picún Leufú Hydroelectric Complex.

The availability factor and the reliability factor of Genelba, Genelba Plus, Pichi Picún Leufú and EcoEnergía Power Plants reached 99.6%, 99.9%, 100% and 95.2%, respectively. These levels are similar to those recorded in 2013, thus evidencing the excellent performance of our power plants.

Gross profit: In 2014, gross profit increased 193, or 57.1%, to 531 from 338 in 2013 and margin on sales attributable to all power plants rose to 37.6% in 2014 from 24.7% in 2013. The improvement in the year under review is mainly attributable to the above mentioned regulatory changes in the Wholesale Electricity Market and, to a lesser extent, to improved delivery by Pichi Picún Leufú Power Plant and sales under the Energía Plus regulatory framework.

Marketing and Transportation of Gas

Operating income: Operating income for the marketing and transportation of gas operations decreased 15, or 16%, to 79 from 94 in 2013.

Sales: Sales revenues increased 668, or 38.4%, to 2,408 from 1,740 in 2013, mainly as a result of a rise in revenues from gas sales. Due to changes in the allocation of liquid fuel sales among business units, as from 2014 quarter liquid fuels are sold to third parties by the Petrochemicals and Refining and Distribution segments and accounted for sales revenues of 262 in this segment in 2013.

Revenues from gas sales rose 952, or 65.6%, to 2,403 from 1,451 in 2013, mainly due to a 69.9% increase in average sales prices. Sales volumes totaled 253.7 Mcf in 2014 and 260.3 Mcf in 2013. The improvement in average sales prices was mainly attributable to higher volumes from Punta Rosada and El Mangrullo field operations performed under the Gas Plus program and an increased share of sales to industries with higher average prices.

Gross profit: Gross profit totaled 160 in 2014 and 148 in 2013 and margin on sales dropped to 6.6% in 2014 from 8.5% in 2013.

Analysis for the three-month periods ended December 31, 2014 and 2013:

Net income: Net income attributable to the Company’s shareholders accounted for a loss of 1,042 in the period under review and a gain of 102 in 2013.

Sales: Sales grew 1,129 to 5,524 from 4,395 in 2013, primarily due to an improvement in average sales prices which resulted in increases in sales revenues for the Refining and Distribution, Oil and Gas Exploration and Production, Petrochemicals and Gas and Energy segments of 749, 887, 126 and 108, respectively. These effects were partially offset by an increase in eliminations attributable to intercompany sales in the amount of 791.

Gross profit: Gross profit rose 174 to 1,431 in the period under review from 1,257 in the same period of previous year, mainly as a consequence of improvements in sales prices, partially offset by increased production and purchase costs for supplies. In this respect, the Refining and Distribution segment exhibited an improvement of 196 and results from intercompany transactions recorded a positive variation of 48, mainly due to variations in crude oil levels at the refinery. These positive effects are partially offset by a decline in the Oil and Gas Exploration and Production, Gas and Energy and Petrochemicals segments, with gross profit showing a decline of 35, 21 and 14, respectively.

Administrative and selling expenses: Administrative and selling expenses totaled 711 in the year under review and 533 in 2013. Such rise is basically attributable to higher tax charges and transportation expenses derived from increased sales in the period under review.

Exploration expenses: Exploration expenses are attributable to geological and geophysical expenses and onshore operations and totaled 30 in 2014 and 43 in 2013.

Other operating expenses, net:  other operating expenses, net accounted for losses of 479 in 2014 and 224 in 2013. Higher expenses in 2014 are mainly attributable to idle capacity, taxes on bank transactions, environmental remediation mainly attributable to extension of concessions in Río Negro and impairment of fields in Bolivia.

Share of profit of equity-accounted investees: Share of profit of equity-accounted investees accounted for a higher loss of 1,213 to 1,519 in 2014 from 306 in 2013. This increase mainly derives from recognition in 2014 of an increased loss of 1,005 and 170 from equity in earnings of Mixed Companies and OCP, respectively.

Operating income (expense): Operating income (expense) dropped 1,459 to a loss of 1,308 in 2014 from a gain of 151 in 2013, mainly due to losses from share of profit of equity-accounted investees, higher other operating expenses and administrative and selling expenses. These effects were partially offset by the above mentioned improvement in gross profit.

Financial income (expense): Financial income (expense) accounted for a loss of 108 in 2014 compared to a gain of 55 in 2013. Fiscal year 2013 was positively affected by the effects of a 12% depreciation of the Argentine peso against the US dollar on the net monetary asset position in foreign currency, compared to a depreciation below 1% in the year under review.

Income tax: Income tax charge accounted for a gain of 424 in the period under review compared to a loss of 93 in 2013, in line with dissimilar results in each period.

7.2. Liquidity and Capital Resources

We closely monitor liquidity levels in order to secure compliance with our obligations and the Business Plan. Along these lines, and as a guiding principle, financial solvency is the basis on which sustainable development of our businesses is built.

Pursuant to these strategic guidelines, we seek to:

- Design a capital structure in line with industry standards adaptable to the financial markets in which we operate.

- Maintain a sufficient liquidity level – invested in financial assets with high credit quality - to support compliance with our obligations.

- Establish a debt maturity profile consistent with estimated cash generation.

- Efficiently manage borrowing costs.

Adhering to these guidelines enables us to treat financial management as a key element in the value-creation process. The highlights during 2014 were the following:

- Strict compliance with all financial liabilities, maintaining a level of indebtedness of approximately USD 300 million during 2014.

- Continued implementation of the Capital Expenditures Plan.

The most significant factors which may affect our cash flow from operating activities are: fluctuations in prices for crude oil and oil related products, fluctuations in production levels and demand for our products, fluctuations in margins in the Refining and Distribution and Petrochemicals business segments, changes in regulations, such as taxes, taxes on exports, changes in royalty payments and price controls, fluctuations in exchange and interest rates, oil and gas reserve replacement capacity, etc.

Analysis of Liquidity and Capital Resources

The table below reflects our statements of cash flow for fiscal years ended December 31, 2014 and 2013.

Cash

As of December 31, 2014 and 2013, cash and cash equivalents were 2,278 and 1,193, respectively.

Our goal is to maintain a cash reserve invested in short-term securities with high credit quality. We predominately invest in money market mutual funds, overnight deposits and term deposits.

Decree No. 1,722/2011 established that all foreign currency proceeds from exports of crude oil and oil related products, natural gas and liquefied gas must be negotiated within the local foreign exchange market. Under the terms of this Decree, Petrobras Argentina is required to exchange into local currency 100% of its goods and services export proceeds.

Operating activities

Net cash from operations increased 1,868, or 67.2%, to 4,646 from 2,778 in 2013, mainly as a result of an improved gross profit in 2014, partially offset by increased selling expenses in line with the rise in sales.

Investing activities

Cash used in investing activities total a net cash application of 3,430 in 2014 and 1,850 in 2013.

The 1,280 increase in cash application in 2014 is mainly due to higher capital expenditures and decreased cash from divestments, as detailed in the table below:

Capital expenditures increased 1,329 to 3,853 from 2,524, as shown in the table below:

- Oil and Gas Exploration and Production

Capital expenditures in the Oil and Gas Exploration and Production segment totaled 3,460 and 2,237 in 2014 and 2013, respectively.

In both years, capital expenditures were mainly focused on improving the basic production curve and on exploration and development of non-conventional reserves for shale oil and shale gas.  Main expenditures included well drilling, expansion of secondary recovery projects and expansion of surface facilities and compression systems. Capital expenditures were mainly focused on seismic surveys and drilling in Argentina.

In 2014, Petrobras Argentina’s investment plan involved drilling of 36 producing and injection wells and repair of 30 wells in the Neuquén and Austral basins. The total includes drillings in 30 wells and workover activities in 22 wells in the Neuquén basin and drillings in 6 wells and repair works in 8 wells in the Austral basin.

- Refining and Distribution

Capital expenditures in the Refining and Distribution segment totaled 188 and 166 in 2014 and 2013, respectively.

In 2014, investments in Bahia Blanca Refinery were focused mainly on the scheduled maintenance shutdown, and, to a lesser extent, logistics improvements and safety and environmental matters.

In addition, investments at Dock Sud and Caleta Paula Plants were associated with operational improvements in logistics and tank revamping works.

- Petrochemicals

In the Petrochemicals segment, capital expenditures totaled 73 and 101 in 2014 and 2013, respectively.

In 2014, Petrobras Argentina’s investments were mainly focused on maintenance works at the Styrene, Polystyrene and Rubber plants. In addition, completion of investments allowed for an increase in propellant gas production.

In 2014, the scheduled shutdown for maintenance works at the Ethylene Unit in San Lorenzo was completed and preventive maintenance works in the Turbo Boiler were carried out.

Cash from divestments totaled 373 and 605 in 2014 and 2013, respectively.

Cash in 2014 is mainly attributable to collection of proceeds from the sale of interest in Puesto Hernández Joint Venture (UTE) in January 2014. Cash in 2013 is mainly attributable to collection of proceeds from the sale of Innova in October 2013.

Financing activities

Net cash used in financing activities totaled 412 and 1,173, in 2014 and 2013, respectively, as detailed in the table below:

Increased cash applications in 2013 are mainly attributable to the payment of Class R corporate bond in an amount of 1,198.

In addition, pursuant to the resolutions adopted at the General Shareholders’ Meeting held on March 27, 2014, the Company paid cash dividends in the amount of 116 in 2014. Moreover, dividends paid to minority interest of 61 and 16 in 2014 and 2013, respectively, are included.

7.4. Description of Indebtedness

Almost all the financial debt of the Company and related companies is denominated in U.S. dollars.

As of December 31, 2014 and 2013, the Company’s indebtedness totaled 2,679 and 2,232, respectively, as shown in the table below:

As of December 31, 2014 corporate bonds for an aggregate nominal value of USD 300 million were outstanding under the Global Program due May 2008.

In addition, in August 2013, the CNV authorized a new Global Corporate Bond Program for a maximum principal amount at any time outstanding of USD 500 million or its equivalent in other currencies, maturing within a 5-year term or the maximum term that may be established by any future applicable regulation.

The following represents our debt maturity profile as of December 31, 2014:

On June 9, 2005, the Argentine Executive Branch provided under Decree No. 616/05 that any cash inflow to the domestic market derived from foreign loans to the Argentine private sector shall have a maturity for repayment of at least 365 days as from the date of the cash inflow. In addition, 30% of the amount must be deposited with domestic financial institutions. This deposit must be made in US dollars, have a term of 365 days and be non-interest bearing. In addition, it must be non-transferable, be registered and cannot be used as security or collateral in connection with other credit transactions. Export and import financing and primary public offerings of debt securities listed on self-regulated markets are exempt from the foregoing provisions.

This Decree may limit our ability to finance our operations through new loans granted by HQ, its subsidiaries outside of Argentina or any other kind of foreign financial loans.

Cross Default Clauses

Our outstanding bonds and other financial indebtedness include cross default provisions whereby the Trustee, as instructed by the bondholders representing at least 25% of the related outstanding capital, in the case of corporate bonds or the lender, as the case may be, may declare all the amounts owed to be due and payable if payment of any debt of ours or our significant subsidiaries is made in advance or is not made when due, provided that those amounts exceed the higher of USD 25 million or 1% of Petrobras Argentina’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within the legal and / or contractual terms that may be applicable.

As of the date of these financial statements, Petrobras Argentina has complied with all terms and conditions related to its financial indebtedness.

7.5. Future capital requirements

We estimate that our capital requirements relating to our investment plan, financial debt payment obligations, dividend payments and working capital will be financed by cash from operations and, to a lesser extent, by new financial indebtedness and asset divestments.

Our level of investments will depend on a variety of factors, many of which are beyond our control. These include the future price evolution of the commodities we sell, the behavior of energy demand in Argentina and in regional markets, the existence and competitive impact of alternative projects, the enforcement of regulations and changes in applicable taxes and royalties and the political, economic and social situation prevailing in the countries where we operate.

- Oil and Gas Exploration and Production

Our 2015 investment plan is in line with reserve replacement and production goals, mainly in the Neuquén basin in Argentina, as a crucial step in securing our sustainable growth.

The Company will continue its efforts to develop oil and gas reserves through well drilling, delimitation of reserves, extension of secondary recovery projects and expansion of related surface facilities.

Along these lines, and by using cutting-edge technology in the country, the Company will go forward with exploration study and investment programs aimed at attaining new findings at conventional and non-conventional oil and gas reservoirs.

- Refining and Distribution

In 2015, investments will be mainly focused on operational efficiency and reliability improvement for refining facilities as a whole and maintenance of Petrobras’ gas station network.

- Petrochemicals

In 2015, investments will be focused on plant reliability and maintenance activities, in order to achieve increased yield and safety in operating processes.

- Gas and Energy

In the Gas and Energy business segment, we will continue working to secure self-supply and, at the same time, develop profitable marketing alternatives.

8. Summarized Balance Sheet and Income Statement Structure

See our report dated:

February 4, 2015

PRICE WATERHOUSE & CO. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. V. 1 P. 17

9. Statistical Data

For the year ended				
		2014	2013	2012	2011	2010
Crude oil sales (thousands of barrels)						
Argentina	**(e)**	13,406	16,101	14,664	13,444	13,764
Bolivia		122	127	144	157	177
Ecuador	**(a)**	-	-	-	-	978
Total		13,528	16,228	14,808	13,601	14,919
Natural gas sales (thousands of cubic feets)						
Argentina		89,828	91,879	98,878	99,337	99,876
Bolivia		2,350	2,628	3,024	3,628	4,350
Total		92,178	94,507	101,902	102,965	104,226
Petrochemical sales (tons)						
Fertilizers (tons)	**(b)**	-	-	-	-	19,722
SBR (tons)		39,645	49,713	46,437	46,829	45,491
Styrene (Argentine) (tons)		70,960	87,517	94,572	108,221	97,980
Styrene (Brazil) (tons)	**(c)**	-	-	-	39,016	143,037
Polystyrene (Argentine) (tons)		58,403	58,845	66,560	63,053	66,135
Polystyrene (Brazil) (tons)	**(c)**	-	-	-	38,453	146,136
Other derivered products (m3)	**(d)**	331,293	351,783	392,386	-	-
		500,301	547,858	599,955	295,572	518,501
Refining products sales (m3)						
Gasoline		490,775	554,306	546,565	738,705	717,958
Gas oil		784,314	782,290	790,874	1,090,796	1,527,191
Fuel Oil / IFOs / Asphalts		394,075	479,541	460,831	522,221	732,988
Other derivered products (m3)	**(d)**	188,029	145,633	193,537	524,860	706,483
		1,857,193	1,961,770	1,991,807	2,876,582	3,684,620
Electricity generation (gwh)						
Energy produced		5,776	6,414	6,178	5,301	5,710
Contracted sales		1,054	2,023	3,025	2,921	2,784
Spot sales		5,583	5,725	4,756	3,919	4,065
Total sales		6,637	7,748	7,781	6,840	6,849

(a) In November 2010 concluded contracts in Ecuador.

(b) In January 2010 the Company sold the fertilizer business.

(c) In March 2011 the Company sold Innova.

(d) Beginning in fiscal 2012 sales of other products produced in catalytic reforming unit are reported in Petrochemicals, which previously exhibited in the Refining and distribution segment.

(e) In Juanuary 2014 the Company sold its participation in Puesto Hernandez (UTE).

10. Listed Price of the Company’s Shares

As from September 2012, the price of the Company’s shares reflects the effects of the capital increase resolved by the Company’s Shareholders’ Meeting (see Note 23 to the separate financial statements), as a result of which the number of outstanding shares doubled.

11. Board of Directors’ Proposal

Approval of Financial Statements:

In compliance with Section 234 of the Business Associations Law, we inform that the financial statements for the year ended December 31, 2014 will be submitted to the next Shareholders’ Meeting for approval.

Allocation of retained earnings:

In compliance with applicable legal provisions, the Company’s Board of Directors proposes the General Shareholders’ Meeting that retained earnings as of December 31, 2014 amounting to 458 be allocated as follows:

To Legal Reserve

  23

To Optional Reserve for future investments

435

The General Shareholders’ Meeting will discuss and finally resolve on the allocation of retained earnings and balances of the Reserve for future investments and Reserve for future dividends.

Ronaldo Batista Assunção

Representative Director

Annex I: Corporate Governance Code 2014

In compliance with Section 1 of Chapter I, Title IV of the 2013 Revised Text (the “Rules”) of the Argentine Securities Commission (“CNV”), the Corporate Governance Code (hereinafter “Corporate Governance Code”) of Petrobras Argentina S.A. (“PESA” and/or the “Company”) is attached to this Annual Report as an Exhibit, as identified as Exhibit IV to the Title mentioned above, for fiscal year ended December 31, 2014.

PRINCIPLE I:  DISCLOSE THE RELATION BETWEEN THE ISSUER, THE ECONOMIC GROUP HEADED BY IT AND/OR OF WHICH IT IS PART, AND ITS RELATED PARTIES

Recommendation I.1: Ensure disclosure by the Management Body of the policies applicable to the relation of the Issuer with the economic group headed by it and/or of which it is part, and with its related parties.

Recommendation fulfilled.

The Company carries out transactions with related companies which are disclosed on the financial statements, according to the provisions of the International Accounting Standards issued by the International Accounting Standards Board (“IASB”). In addition, the Company lists in the Financial Statements the companies over which it exercises control, joint control and significant influence. For these transactions, the Company has an “Internal Standard for Transactions between Related Parties” which is consistent with the provisions of Sections 99 subsection a), 109 and 110 and 72 and 73 of Capital Market Law No. 26,831 (“CML”) and Section 14, Chapter III of the Rules issued by the CNV and the regular practices of PESA with respect to these transactions.  The purpose of this internal standard is to provide a reference framework to outline the elements to be considered as well as the procedures to be followed when the Company enters into transactions with related parties. To this end, it defines the terms related parties and relevant amount according to the rules in place and sets out the procedures to be followed in case of: (i) recurrent or specific transactions that exceed or are expected to exceed the Relevant Amount; and (ii) transactions that do not exceed the Relevant Amount but may entail a conflict of interest.

Recommendation I.2: Ensure that mechanisms are in place to prevent conflicts of interest.

Recommendation fulfilled.

The Company has a “Code of Corporate Conduct and Ethics” (see VIII.1) and "Irregularities and Conflict of Interest Reporting Guidelines" (see VIII.2 y VIII.3) that allow to identify, handle and solve conflicts of interest.

Both the Code and the Guidelines are available on the web page of the Company.

Recommendation I.3: Prevent the inappropriate use of privileged information.

Recommendation fulfilled.

The Company has internal policies in place to prevent the inappropriate use of privileged information by all employees. The purpose of these policies is to define and standardize the treatment of information that adds value to its competitiveness and may have an impact on its financial performance, its market share, its image or its relations with interested parties, and they create a regulatory framework to ensure an effective protection of the Company’s information.

In addition, there is an internal rule intended to: i) regulate the classification of information according to criticality, ii) define the classification structure, provide guidance on competency development and iii) define the responsibilities outlined in the Information Security Policy. This rule is in turn supplemented by a set of rules that provide guidance on the different ways to treat information according to its degree of criticality (Public, Corporate, Reserved, Confidential and Secret Information).

PRINCIPLE II: LAY THE FOUNDATIONS FOR A SOUND MANAGEMENT AND OVERSIGHT OF THE ISSUER

Recommendation II. 1: Ensure that the Management Body assumes the management and oversight of the Issuer and its strategic guidance.

II.1.1 The Management Body approves:

II.1.1.1 The strategic or business plan, as well as the performance goals and annual budgets,

Recommendation partially fulfilled.

According to the provisions in the Business Associations Law, as amended (“BAL”) and the Corporate Bylaws, the Board is the highest instance of corporate management and representation, and is consequently empowered to carry out, within the scope of the Company’s corporate purpose, any legal act or transaction of administration and disposition, upon any title whatsoever, except for those acts and transactions falling exclusively within the scope of the General Shareholders’ Meeting as provided for under the BAL or the Corporate Bylaws.

In this respect, the Board approves the strategic and business plan guidelines and the annual budget and the organizational performance goals.  As regards the annual budget, the Board approves the premises used and the breakdown of investments, as well as the consolidated production and other business volumes, the income and cash flow statements.

In addition, the Board approves management goals which are also used for the Variable Compensation Program applicable to the Company’s Managers and supervisory staff and for the Bonus Program. The specific targets for achieving each management goal are in line with annual budget allocations approved by the Board.

The Compensation Committee created by the Board regularly follows up and reviews all aspects related to such programs.

II.1.1.2 the investment policy (investments in financial assets and capital expenditures), and the financing policy,

Recommendation fulfilled.

The Board has set up a method whereby it acts directly or through delegation in the Management Committee or the different Departments according to the investment and funding goals.

The Company has in place policies on investment in financial assets and funding policies. These policies have been approved by the Management since, as aforesaid, the Board mainly operates as a management, supervisory and control body which has delegated the management of the day-to-day business of PESA to certain Managers appointed under the terms of Section 270 of the BAL. Likewise, the Board approves the investment budget and the annual financial budget at the time of approving the annual budget.

II.1.1.3 the corporate governance policy (fulfillment of the Corporate Governance Code),

Recommendation fulfilled.

The Board approves the corporate governance policy, supported by the interaction of a set of its own Codes and Policies, as adopted by the Board itself, in line with the rules in place as to corporate governance  issued by the CNV, the Securities and Exchange Commission (“SEC”) and self-regulated markets where the Company is listed, inclusive of the  Code of Corporate Conduct and Ethics, the Irregularities and Conflict of Interest Reporting Guidelines, the Market Policies and Practices Code, the Guidelines on Personal Loans to Directors and Executives, the Management Committee Regulations, the Market Reporting and Disclosure Procedure and the Audit Committee Regulations.

II.1.1.4 the policy on selection, evaluation and remuneration of first-line managers,

Recommendation partially fulfilled.

The Management Body of the Company approves the Human Resources Policy of the Company. It also has the Compensation Committee as an advisory body, which is composed of three (3) of its members, as described in VII.1.

II.1.1.5 the policy on allocation of responsibilities to first-line managers,

Recommendation fulfilled.

The Board mainly operates as a management, supervisory and control body and has delegated the management of the day-to-day business of PESA to certain Managers appointed under the terms of Section 270 of the BAL, defining the roles and responsibilities of each position.

Said managers form the Management Committee, directly report to the Board and are liable to the Company and third parties for their performance to the same extent and the same manner as Board members. It is not the Executive Committee prescribed in Section 269 of the BAL and Section 11 of the Corporate Bylaws.

II.1.1.6 the oversight of succession plans for first-line managers,

Recommendation partially fulfilled.

As mentioned in the preceding paragraph, the Human Resources Management conducts the aforesaid oversight.

II.1.1.7 the corporate social responsibility policy,

Recommendation fulfilled.

The Management Body approves the Corporate Social Responsibility Policy whose main guidelines are: a) corporate actions aimed at ensuring that corporate governance is committed to ethics and transparency in the relationship with stakeholders; b) sustainable development and investment aimed at carrying on business and activities with social responsibility, adopting commitments aligned with the UN Global Compact principles, and looking for sustainability in social investments for an acceptable fruitful insertion of the communities; c) human rights, diversity and workforce commitment, respecting and supporting internationally recognized human rights, the promotion of decent work (supporting the eradication of child and slave labor and degrading work) and the respect for the human and cultural diversity of its workforce, fostering its commitment to the social responsibility of the Company.

II.1.1.8 the comprehensive risk management, internal control and fraud prevention policies,

Recommendation fulfilled.

The Management Body approves policies on risks, internal control and fraud prevention.

Since fiscal year 2006, the Company has assessed the effectiveness of its Internal Control environment, focusing on financial reporting, as per the integrated method issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and, based on that assessment and these criteria, has concluded that it is effective.

As regards fraud prevention, the Company prepares the Internal Audit Plan on an annual basis and this plan is presented to the Audit Committee.

Likewise, disclosures are made to the Audit Committee of all significant deficiencies and material weaknesses, if any, in the design or operation of internal control over financial reporting, which are reasonable likely to affect the Company’s ability to record, process, summarize and report financial information, as well as of any fraud or potential fraud involving the management or employees having a significant role in the Company’s internal control over financial reporting.

II.1.1.9 the policy of continuous training for members of the Management Body and first-line managers.

Recommendation partially fulfilled.

The Board delegated the planning of the policy to the Management Committee and its implementation to the Human Resource Management.

The Company offers its executives several training programs and possibilities. These can take place in house or at different domestic and international educational institutions and Business Schools. Non-executives participate in guidance and support activities so as to have the most suitable tools for decision-making. Particularly, the Annual Action Plan for Audit Committee members provides for training and updating of rules and regulations. This is reflected on meeting records.

II.1.2 If deemed appropriate, add other policies applied by the Management Body that have not been mentioned, and describe the main features.

There are no policies that have not been mentioned that we consider relevant to mention and describe.

II.1.3 The Issuer has a policy to ensure availability of relevant information required for decision making by the Management Body and a direct communication channel with managers, on an equal and symmetric basis for all its members (external and independent executives) and in a timely manner so as to enable a detailed analysis of contents. Explain.

Recommendation fulfilled.

The Company ensures the availability of relevant information for decision making by the Management Body. In this regard, Section 9 of its Corporate Bylaws establishes that notice of Board meetings must be given in writing to all Board members not less than five days before the date of the meeting.

The Corporate General Secretary is responsible for giving notice of meetings of the Management Body, as well as for the availability of the information related to such meetings. The General Secretary is available for consultation by the members of the Management Body on the matters to be dealt with at Board meetings.

II.1.4 The matters submitted for consideration of the Management Body are accompanied by an analysis of the risks associated with the decisions that may be adopted, taking into account the business risk level considered acceptable by the Issuer. Explain.

Recommendation fulfilled.

All matters submitted for the consideration of the Board of Directors are accompanied by an analysis of the risks associated with the decisions that may be adopted. For this purpose, each responsible area submits, where applicable, its evaluation and opinion on matters falling within its field of competence, in order to assess all risks associated with the decision, taking into consideration the Company’s acceptable level of risk.

Recommendation II.2: Ensure an effective business Management Control

The Management Body verifies:

II.2.1 compliance with the annual budget and the business plan,

Recommendation fulfilled.

The Board has developed a system to control budget deviations and, in case of budget deviations, it intervenes directly or through the Management Committee or the different Departments or Executive Managers, depending on the extent of the deviations.

On a regular basis or when there are budget deviations that must be analyzed by the management body, the Management submits the annual budget compliance issue to it.

Likewise, the Management shares and reviews on a monthly basis the budget control report and the outlook, and if issues that must be dealt with by the Management Committee are identified in the review, they are sent to the Management Committee for consideration.

Budget Control is focused on the tracking of the most important economic, financial and operational variables in the Company, such as, for example:  Price and Volume, Statements of Income and Cash Flow, Investments, Yield on Capital Employed, Sales, Fixed Expenses, Working Capital Investment, Production and Charges. In turn, a tracking of these indicators is conducted to show their Monthly, Cumulative and Year-over-Year variation.

II.2.2 the performance of first-line managers and achievement of goals set for them (targeted level of profits compared to actual level of profits, rating, quality of financial reporting, market share, etc.).

Describe the main features of the Management Control policy of the Issuer detailing the techniques used and the frequency of the monitoring done by the Management Body.

Recommendation fulfilled.

The tracking of first-line managers’ performance goals is reviewed by the Management and regularly submitted to the Compensation Committee, which is a committee composed of Board members (see answer to item VII.1.1). Likewise, on a semi-annual basis, this committee submits a report of its work to the Board.

The Chief Executive Officer, in his Report on the Company’s businesses, provides the Board with relevant information to assess the achievement of the goals set for First-line Managers.

Management Control is based on actual information from the Company’s accounting records and the Annual Business Plan approved by the Board of Directors. This control covers the main economic, financial and operational variables, both at the Company’s consolidated level and by business segment. It includes control over results, balance of assets and liabilities, source and application of funds, financial position, investment in property, plant and equipment and working capital, profitability, operational, financial, quality, safety and environmental indicators. Budget deviation analysis is performed on a monthly, year-to-date and full year basis with the best projections available for the months not yet elapsed.

Recommendation II.3: Disclose the performance appraisal method used by the Management Body and its impact.

II.3.1 All members of the Management Body comply with the Corporate Bylaws and, where applicable, with the operating Regulations of the Management Body. Detail the main provisions of the Regulations. Indicate the degree of compliance with the Corporate Bylaws and the Regulations.

Recommendation fulfilled.

Board members thoroughly comply with the Corporate Bylaws. It is worth mentioning that the Company’s Management Body does not have operating regulations.

II.3.2 The Management Body presents the results of operations taking into account the goals set at the beginning of the period, so that the shareholders can assess the degree of compliance with such goals which include financial and non-financial aspects. In addition, the Management Body presents a diagnosis on the degree of compliance with the policies mentioned in Recommendation II, items II.1.1. and II.1.2.

Detail the key aspects of the assessment made by the General Shareholders’ Meeting in connection with the degree of achievement of set goals and the degree of compliance with the policies mentioned in Recommendation II, items II.1.1 and II.1.2 by the Management Body, indicating the date of the Meeting at which the assessment was submitted.

Recommendation partially fulfilled.

The Board presents the results of operations in the Annual Report, which is reviewed and approved by the Shareholders’ Meeting at the time of considering and deciding on the matters contemplated in subsections 1 and 2 of Section 234 of the BAL.

Taking into account that the Management is in charge of ensuring compliance with the policies detailed in items II.1.1 and II.1.2, the Board does not make a diagnosis of the degree of compliance with these policies. The appropriateness of making a diagnosis will be considered in the future.

Recommendation II.4: The number of external and independent members must represent a significant share of the members of the Management Body.

II.4.1 The share of external and independent executive members (as defined by the regulations of this Committee) of the Management Body bears a relationship to the capital structure of the Issuer. Explain.

Recommendation fulfilled.

Section 9 of the Corporate Bylaws, as approved by the Shareholders’ Meeting held on January 30, 2009, sets forth that the Company will be managed by a Board composed of nine (9) regular Directors who are elected for a three-year term and renewed by thirds each year. In turn, the Shareholders’ Meeting may appoint a number of alternate members that may be equal or lower than the number of regular directors in order to fill any vacancy, and determine the order of priority.

The Board is currently composed of nine (9) regular Directors and seven (7) alternate Directors, of which three (3) regular Directors and one (1) alternate Director are independent, according to the parameters set in the Rules.

The Board considers that currently the number and qualifications of its members match the complexity level of the Company’s decision-making processes and the size of its operations. If circumstances changed and if deemed convenient, the Board may bring the issue to the Shareholders’ Meeting for modification, as it was done in the past. The Board also considers that the current number of Independent Directors match corporate structure.

II.4.2 During the current year, at a General Meeting, the shareholders adopted a policy of maintaining the share of independent members at no less than 20% of the total number of members of the Management Body.

Provide a description of the key features of such policy and any shareholders’ agreement, allowing us to understand the manner in which the members of the Management Body are designated and their term of office. Indicate if the independence of the members of the Management Body was questioned during the course of the year and if there were abstentions due to conflicts of interest.

Recommendation fulfilled.

The Shareholders’ Meeting is responsible for appointing and setting the share of Independent Directors over the total number of Directors as per applicable rules. The Company does not have a specific policy aimed at keeping a share of Independent Directors over the total number of Board members but, as a regular practice, the number of Independent members of the Board is enough to complete the Audit Committee.

On the other hand, the Corporate Bylaws sets forth that the Board shall be composed of nine (9) members who are elected for a three (3)-year term and renewed by thirds. The Bylaws also establish that the Audit Committee shall be composed of three (3) members, elected from among the Regular Directors, the majority of which must be independent. However, as PESA has an American Depositary Shares program and is therefore subject to SEC oversight, all Committee members are independent in order to meet the SEC’s requirements. In this regard, three (3) out of the nine (9) members of the Board (who serve on the Audit Committee) are independent.

There are no shareholders agreements regarding the designation of Board members. The independence of Board members was not questioned during the course of the recent year.

Recommendation II.5: Ensure that rules and procedures of nomination and selection of members of the Management Body and first-line managers are in place.

II.5.1 The Issuer has an Appointment Committee:

Recommendation not fulfilled.

The Company does not have an Appointment Committee and does not consider it necessary to have one because the functions of such committee, within the scope of the rules in force, are effectively in the hands of the Board of Directors with the support of the Management Committee, the Executive Management of Legal Affairs, the Human Resource Management and the General Secretary.

For the aforesaid reasons, items II.5.1.1 to II.5.1.5 are not applicable.

II.5.2 If there is an Appointment Committee:

For the reasons mentioned in II.5.1, items II.5.2.1 to II.5.2.7 are not applicable.

II.5.3 If deemed appropriate, add policies implemented by the Appointment Committee of the Issuer that have not been mentioned in the preceding item.

For the reasons mentioned in II.5.1, this item is not applicable.

Recommendation II.6: Evaluate the convenience of having members of the Management Body and/or statutory syndics performing functions in different Issuers.

Recommendation not fulfilled.

The Board considers that, to the extent that its members and/or the Statutory Syndics duly fulfill their duties, it is not necessary to impose limits to their participation in the Board of Directors or Statutory Syndic Committees of other companies.

Recommendation II.7: Ensure the Training and Development of the members of the Management Body and first-line managers of the Issuer.

II.7.1 The Issuer has continuous Training Programs in accordance with the needs of the Issuer for the members of the Management Body and first-line managers. These programs include matters relating to their functions and responsibilities, comprehensive business risk management, know-how of the business and its regulations, corporate governance dynamics and corporate social responsibility. In the case of members of the Audit Committee, programs include international accounting standards, auditing standards, internal control rules and capital market specific regulations.

Describe the programs implemented throughout the year and their degree of compliance.

Recommendation partially fulfilled.

The Management Committee, by delegation from the Management Body, defines the training guidelines and strategies and the Master and Postgraduate programs sponsored by the Company. These programs are comprehensively managed and are available for all employees of the Company, including first-line Managers.

The Company offers its executives several training programs and possibilities. These can take place in house or at different domestic and international educational institutions and Business Schools. Non-executives participate in guidance and support activities so as to have the most suitable tools for decision-making. Particularly, the Annual Action Plan for Audit Committee members provides for training and updating regarding rules and regulations. This is reflected on meeting records.

II.7.2 The Issuer encourages members of the Management Body and first-line managers, by means other than those mentioned in II.7.1, to undertake continuous training to supplement their education and so add value to the Issuer. Indicate the manner in which this is done.

Recommendation fulfilled.

The Company considers that the programs mentioned in item II.7.1 are sufficient to provide continuous training for the members of the Management Body and first-line managers.

PRINCIPLE III: ENSURE THAT AN EFFECTIVE POLICY IS IN PLACE FOR THE IDENTIFICATION, MEASUREMENT, MANAGEMENT AND DISCLOSURE OF THE BUSINESS RISK

Recommendation III: The Management Body must have a comprehensive business risk management policy in place and monitor its proper implementation.

III.1 The Issuer has comprehensive business risk management policies in place (to ensure achievement of strategic, operational, financial, financial reporting goals, compliance with laws and regulations, etc.). Provide a description of the most important features of these policies.

Recommendation partially fulfilled.

The Board regularly reviews and assesses corporate risks, according to the Company’s activities and countries where the Company operates, so as to prevent any difficulty and/or leverage opportunities.  The Corporate Internal Control System is supported by Policies established by the Management Committee as well as Systems and Procedures implemented by qualified personnel. This Internal Control System is designed to ensure achievement of the Company’s goals, securing efficiency of operations, information reliability and compliance with laws, regulations and policies in general.

Likewise, the risks are then presented and assessed within the scope of the Audit Committee in compliance with its Annual Action Plan, with special focus on: (a) regulatory matters that may have a material impact on the Company, (b) insurance and insurable risks policies, (c) allocation of responsibilities for environmental matters and remediation, (d) matters that may lead to controversial interpretations and have a material adverse effect on the Company and (e) the updating of exchange rate risk policies and their application.

III.2 There is a Risk Management Committee within the Management Body or the General Management. Inform of the existence of procedure manuals and describe the main risk factors that are specific to the Issuer or its business and the mitigation actions implemented. In the absence of such Committee, describe the oversight role of the Audit Committee with respect to risk management.

Also indicate the degree of interaction between the Management Body or its Committees and the General Management of the Issuer in the field of comprehensive business risk management.

Recommendation partially fulfilled.

The statements contained in Recommendation III.1 apply here.

III.3 There is an independent function within the General Management of the Issuer that implements the comprehensive risk management policies (function of the Risk Management Officer or equivalent). Specify.

Recommendation not fulfilled.

There is no independent function of Risk Management Officer or equivalent. The Company will consider the possibility of creating such function in the future.

III.4 The comprehensive risk management policies are constantly updated pursuant to the recommendations and recognized methods in this field. Indicate which.

Recommendation partially fulfilled.

As aforesaid (see II.1.1.8), since fiscal year 2006, the Company has assessed the effectiveness of its Internal Control environment, focusing on financial reporting, as per the integrated method issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and, based on that assessment and these criteria, has concluded that it is effective.

III.5 The Management Body discloses the results of the risk management oversight carried out jointly with the General Management in the Financial Statements and the Annual Report. Specify the main points of the disclosures made.

Recommendation fulfilled.

The note “Financial and equity risk management” to the Financial Statements of the Company discloses information on risk management goals and policies, commodity price risks, exchange rate risks, interest rate risks, liquidity risk, credit risk, equity management, financial instruments by categories, fair value of financial instruments, and fair value hierarchy.

PRINCIPLE IV: SAFEGUARD INTEGRITY IN FINANCIAL REPORTING WITH INDEPENDENT AUDITS

Recommendation IV: Ensure the transparency and independence of the functions of the Audit Committee and the External Auditor.

IV.1 When the Management Body selects the members of the Audit Committee taking into account that a majority must be independent, it evaluates the convenience of having it chaired by an independent member.

Recommendation fulfilled.

According to the provisions of the CML, companies making public offering of their shares and securities must create an Audit Committee that will be formed by three (3) or more members of the Board, the majority of which must be independent. Thus, on May 21, 2003 the Board approved the implementation process as required by CNV General Resolution No. 400/02. In compliance with the above resolution, on March 19, 2004 the General Regular Shareholders’ Meeting approved, among other measures, the addition of a section to our Bylaws regarding the structure and operation of the Audit Committee. In addition, on May 7, 2004, the Audit Committee approved its Internal Regulations. The Audit Committee approves the Action Plan for the current fiscal year on an annual basis. The Board as a whole nominates the members of the Audit Committee, as per section 109 of the CML, the Rules and Section 9 bis of the Corporate Bylaws.

As mentioned in recommendation II.4.2, the Audit Committee is currently composed of three (3) regular members and one alternate member, and they are all independent. It should be highlighted that the Board prioritizes, as a guideline for the appointment of the Audit Committee Chair, having a Financial Expert at that function, for the close link between this qualification and the Committee’s functions.

IV.2 There is an internal audit function that reports to the Audit Committee or the Chairman of the Management Body and is responsible for the evaluation of the internal control system. Indicate if the Audit Committee or the Management Body make an annual evaluation of the internal audit performance and the degree of independence in their professional work, with this meaning that the professionals serving such function are independent of the other operational areas and also meet the independence requirements with respect to controlling shareholders or related entities with significant influence on the Issuer.

Also specify if the internal audit function operates in accordance with the International Standards for the Professional Practice of Internal Auditing issued by the Institute of Internal Auditors (IIA).

Recommendation fulfilled.

The Company has an Internal Audit division that reports to the Audit Committee and is responsible for the evaluation of the internal control. On an annual basis, the Audit Committee evaluates the performance of this division and its degree of independence.

All works are carried out in accordance with international standards. It should be pointed out that in 2013 the Company obtained the International Certificate of Quality Assurance in Internal Audit that certifies compliance with the best international practices in Internal Audit. This certificate was issued by the Argentine Institute of Internal Auditors (Instituto Argentino de Auditores Internos de Argentina) that is a member of the Institute of Internal Auditors, which certified the Company’s compliance with the highest international standards in this field.

IV.3 The members of the Audit Committee annually evaluate the qualifications, independence and performance of the External Auditors designated by the Shareholders’ Meeting. Describe the main aspects of the procedures used for the evaluation.

Recommendation fulfilled.

On a quarterly basis, the Audit Committee holds a meeting with the External Auditors in which the latter set out the results of their work in connection with the Financial Statements of the Company. On an annual basis, the members of the Committee evaluate the performance and independence of the auditors and enquire into the matters they deem appropriate.

It is pointed out that whenever the Board makes a proposal as to the appointment of External Auditors to be submitted before the Shareholders’ Meeting, the Audit Committee issues a report on that regard, as per the rules in force.

Additionally, the Audit Committee includes in its Annual Management Report an item indicating whether it has become acquainted with any relevant issue to be disclosed in relation to the External Auditors appointed by the Shareholders’ Meeting for the fiscal year regarding their independence, and provides its opinion about the planning and performance of the external audit in the fiscal year.

IV.4 The Issuer has a policy on turnover of  members of the Statutory Syndic Committee and/or the External Auditor; and in the case of the External Auditor, if the turnover includes the external audit firm or only the individuals.

Recommendation partially fulfilled.

Regarding turnover of the Statutory Syndic Committee’s members, Section 12 of the Corporate Bylaws sets forth that the members of the Statutory Syndic Committee will hold office for one year, and that they may be reelected.

Regarding turnover of External Auditors, the Company complies with the Rules.  It should be pointed out that in the last decade, the Company has replaced its External Audit firm three times.

PRINCIPLE V: RESPECT THE RIGHTS OF SHAREHOLDERS

Recommendation V.1: Ensure that the shareholders have access to information of the Issuer.

V.1.1 The Management Body promotes holding of regular informative meetings with shareholders simultaneously with the release of interim financial statements. Explain indicating the number and frequency of the meetings held throughout the year.

Recommendation fulfilled.

The Company meets the periodic reporting requirements outlined in the Rules and Regulations of the Buenos Aires Stock Exchange (“BCBA”). Under these reporting requirements, the Company discloses all the corporate information considered relevant for Shareholders to be updated.  In addition to the information that must be disclosed to the BCBA and the CNV under the reporting and legal requirements, the Company discloses all the information considered relevant directly to the Shareholders in a transparent and precise manner.

Additionally, the Company has an exclusive investor assistance division (Investor Relations Management) that is in close contact with the Shareholders to inform them on the Financial Statements and the changes in the Company’s business segments, and is permanently available to the Shareholders upon the occurrence of any relevant event.

V.1.2 The Issuer has reporting mechanisms for investors and a special division for handling their queries. In addition, it has a website that shareholders and other investors can visit, that provides an access link to establish contact among them. Detail.

Recommendation fulfilled.

As stated in Recommendation V.1.1, the Company meets the periodic reporting requirements outlined in the Rules and in the BCBA Regulations. Under these reporting requirements, the Company discloses all the corporate information considered relevant for Shareholders to be updated. The Company currently has an Investor Relations Management in charge of responding Shareholders’ questions and queries. Likewise, the Company issues quarterly press releases reporting the Company’s results of operations, among other information, to Shareholders in general, corporate bodies and the regulatory authority.

On the other hand, the Company has a website (www.petrobras.com.ar) that includes a regularly updated section (“For Investors”), devoted exclusively to investors. For more information on the webpage, see Recommendation VI.1.

Recommendation V.2: Promote the active participation of all shareholders.

V.2.1 The Management Body takes actions to promote the participation of shareholders at General Shareholders’ Meetings. Explain, differentiating the actions required under the law from those voluntarily offered by the Issuer to its shareholders.

Recommendation fulfilled.

The Board takes all actions as required under the law to promote attendance and participation of all Shareholders at General Shareholders’ Meetings so as to ensure the exercise of their rights.

V.2.2 The General Shareholders’ Meeting has operating Regulations that ensure that information is made available to shareholders sufficiently in advance for decision making. Describe the main provisions of such regulations.

Recommendation not fulfilled.

The Company does not consider it necessary to have operating regulations for Shareholders’ Meetings, as it complies with all legal requirements regarding the holding of meetings. Likewise, it makes available to the Shareholders all the information required by law within the prescribed time limits.

V.2.3 The mechanisms implemented by the Issuer to facilitate minority shareholders to propose items for the agenda of General Shareholders’ Meetings pursuant to the rules in force are applicable. Explain the results.

Recommendation fulfilled.

There is no factual or bylaw impediment for minority Shareholders to propose items for the agenda of Shareholders’ Meetings. However, up to the date hereof, no minority Shareholder has proposed agenda items in accordance with the rules in force.

V.2.4 The Issuer has policies to promote the participation of the most significant Shareholders, such as institutional investors. Specify.

Recommendation not fulfilled.

The Company understands that it is not necessary to have additional policies to promote the participation of the most significant Shareholders, as it complies with all legal requirements for the giving of notice of meetings to all shareholders without distinction, as stated in Recommendation V.2.1.

V.2.5 At Shareholders’ Meetings where nominations of members of the Management Body are proposed, the following information is disclosed before voting: (i) each candidate’s position on the adoption or not of a Corporate Governance Code; and (ii) the grounds supporting such position.

Recommendation not fulfilled.

At present, the Company does not disclose in advance each candidate’s position on the adoption of a Corporate Governance Code. The possibility of adding this recommendation will be considered in the future.

Recommendation V.3: Ensure the one share–one vote principle

The Issuer has a policy that promotes the one share-one vote principle. Indicate the changes in the ownership structure of outstanding shares broken down by class during the last three years.

Recommendation fulfilled.

The Company promotes the one share-one vote principle pursuant to the provisions of Section 5 of the Corporate Bylaws, that establish that all shares of the Company are Class “B” common shares entitled to one vote per share and having a nominal value of one peso (n/v AR$1) each.  It is pointed out that although the Corporate Bylaws contemplates the possibility of issuing preferred stock with or without voting rights, as of the date hereof, such option has not been exercised.

There were no changes in the ownership structure of outstanding shares and classes during the last three years.

Recommendation V.4: Establish mechanisms to protect all shareholders from takeovers.

The Issuer adheres to the System for Binding Public Offering. Otherwise, explain if the bylaws provide for other alternative mechanisms, such as tag along or others.

Recommendation fulfilled.

The Company, at the General Regular and Special Shareholders’ Meeting held on July 8, 2003, decided not to adhere to the Optional Statutory System for Binding Public Offering (Section 17 of the Corporate Bylaws), given the lack of history and that non-adhesion does not prevent voluntary exercise or future adhesion. There are no alternative mechanisms provided for in the bylaws as their non-inclusion in the bylaws does not prevent their use in the future.

Without prejudice to the foregoing, under the provisions of Section 90 of the CML, the System for Binding Public Offering applies to all listed companies, including those which under the previous system had opted to be excluded from it, as in the case of PESA, as stated above.

Recommendation V.5: Increase the percentage of outstanding shares.

The Issuer has a dispersion of ownership of common shares of at least 20 per cent. Otherwise, the Issuer has a policy to increase the market share dispersion.

Indicate the share dispersion as percentage of the capital stock of the Issuer and its changes during the last three years.

Recommendation fulfilled.

At present, the majority Shareholder holds 67.2% of the capital stock, and the remaining percentage is listed on BCBA and the New York Stock Exchange.

It should be pointed out that the capital stock structure has not been substantially modified during the last three (3) years.

Recommendation V.6: Ensure that there is a transparent dividend policy.

V.6.1 The Issuer has a dividend distribution policy included in the Corporate Bylaws and approved by the Shareholders’ Meeting that sets forth the conditions for the distribution of cash or stock dividends. If so, indicate criteria, timing and conditions to be satisfied for the payment of dividends.

Recommendation partially fulfilled.

Dividend declaration, amount and payment schedule are subject to approval by the General Regular Shareholders’ Meeting. The Board, on an annual basis, evaluates the feasibility of making a proposal to the General Regular Shareholders’ Meeting for the distribution of retained earnings. That is put together by considering the Bylaws and other variables, including the results of operations, future capital requirements and financial conditions and availability of funds.

Additionally, the Company explains its dividend policy as an item on the Annual Report, of which this Code is part as an Exhibit. That policy describes the procedure used to make the proposal.

V.6.2 The Issuer has documented procedures for preparing the proposal for the allocation of retained earnings to the creation of legal, statutory or voluntary reserves, allocation to a new fiscal year and/or the payment of dividends.

Explain such procedures and specify the Minutes of the General Shareholders’ Meeting in which the (cash or stock) distribution was approved or not approved, if this is not contemplated in the Corporate Bylaws.

Recommendation fulfilled.

After having made an assessment of the legal requirements and the Company’s financial and business situation, the Management prepares and submits to the Board of Directors a proposal for the allocation of retained earnings that is included in the Annual Report approved by the Management Body. Then, the Shareholders’ Meeting considers and resolves the allocation of earnings.

At the Shareholders’ Meeting held on March 27, 2014 (Minutes No. 2511), it was resolved (a) in connection with retained earnings as of December 31, 2013, to allocate (i) to the “Legal Reserve” account the amount of ARS 37,588,887; and (ii) to the “Optional Reserve for Future Investments” account the amount of ARS 714,188,860 and (b) in connection with balances accumulated as of such date, it was resolved (i) to release from the “Optional Reserve for Future Investments” account the amount of ARS 2,524,467,000; (ii) to allocate ARS 2,299,467,000 to be added to the balance of the above mentioned reserve, which amount added to the allocation of retained earnings as of December 31, 2013 in the amount of ARS 714,188.60, makes a total balance of ARS 5,432,415,809; and (iii) to allocate ARS 225,000,000 to the “Reserve for Future Dividends” account, the total balance of which being ARS 1,275,000,000.

As regards the “Reserve for Future Dividends” it was resolved to authorize the Board to determine the amount and timing of its distribution until the date of the Regular Shareholders’ Meeting that will deal with the year ended December 31, 2014.

PRINCIPLE VI: MAINTAIN A DIRECT AND RESPONSIBLE RELATIONSHIP WITH THE COMMUNITY

Recommendation VI: Disclose to the community matters concerning the Issuer and establish a direct communication channel with the company.

VI.1 The Issuer has an updated public website that not only provides relevant information on the company (Corporate Bylaws, economic group, composition of the Management Body, financial statements, Annual Report, among other things) but also allows users in general to convey their concerns.

Recommendation fulfilled.

The Company has a public website (www.petrobras.com.ar), which provides updated, separated and sufficient information so that its stakeholders, be they shareholders, prospective investors, customers or the public in general, can easily access to the information contained therein. This website additionally gives users the possibility of conveying their concerns and/or comments through the Contact Center and these concerns and comments are taken into account and considered by the Company.

The Company ensures that the information conveyed by electronic media responds to the highest standards of confidentiality and integrity aimed at data preservation and recording.

VI.2 The Issuer publishes a Report on Social and Environmental Responsibility on an annual basis which is audited by an independent External Auditor. If any, indicate its legal or geographic scope and the place where it is available. Specify the rules or initiatives that have been adopted in order to implement its corporate social responsibility program (Global Reporting Initiative and/or UN Global Compact, ISO 26.000, SA8000, Millennium Development Goals, Foretica SGE 21, AA 1000, Equator Principles, among others)

Recommendation partially fulfilled.

Since 2010, the Company prepares an annual Social and Environmental Report which is approved and promoted by the Management. This report is available at the website of PESA (www.petrobras.com.ar - Responsabilidad Social y Ambiental) and presents the results of operations and the relationship with stakeholders in Argentina.

The report is based on and structured according to the principles of the UN Global Compact, of which the Company is a signatory.

People from different areas of the Company form part of the operative group whose purpose is to identify and analyze material information for stakeholders, as well as to review the qualitative and quantitative results of the cycle covered by the report.  For the time being, the report is not subject to external audit. This matter could be considered in the future by the Company.

PRINCIPLE VII: REMUNERATE FAIRLY AND RESPONSIBLY

Recommendation VII: Set clear policies on compensation of members of the Management Body and first-line managers, with special focus on the establishment of conventional or bylaw thresholds depending on the existence or non-existence of profits.

VII.1 The Issuer has a Compensation Committee:

Recommendation fulfilled.

The Company has a Compensation Committee set up by the Board at the meeting held on October 6, 2006.

VII.1.1 composed of at least three members of the Management Body, the majority of which are independent,

Recommendation partially fulfilled.

The Compensation Committee is composed of three (3) regular Directors who are designated by the Board from among its members. At least one of the members of the Compensation Committee must be independent. At present, only one of its members is independent.

VII.1.2 chaired by an independent member of the Management Body,

Recommendation fulfilled.

At present, the Compensation Committee is chaired by the independent member.

VII.1.3 whose members are duly qualified and experienced in the field of human resource policies,

Recommendation fulfilled

The members of the Compensation Committee are duly qualified and experienced in Human Resources to carry out their duties. Likewise, for better discharge of its duties, the Committee has the assistance of the Company’s Human Resource Manager.

VII.1.4 which holds meetings at least twice a year,

Recommendation fulfilled.

The Compensation Committee meets at least semi-annually, since that is the frequency with which it must report to the Board on the results of its performance.

VII.1.5 whose decisions are not necessarily binding on the General Shareholders’ Meeting or the Surveillance Board but only of a consultative nature regarding the compensation of the members of the Management Body.

Recommendation fulfilled.

The primary function of the Committee is to assist the Board in the performance of its duties of guidance and direction of the Company, in compensation-related matters. Therefore, as it provides assistance functions, its decisions are not binding.

VII.2  If there is a Compensation Committee, it must:

VII.2.1  ensure that there is a clear relationship between the performance of key employees and their fixed and variable compensation, taking into account the risks assumed and managed,

Recommendation fulfilled.

The functions of the Compensation Committee include the power to propose to the Board performance goals for Employees, including variable compensation and other incentives, as applicable.

VII.2.2 ensure that the variable portion of the compensation of members of the Management Body and first- line managers is linked to the medium and/or long term performance of the Issuer,

Recommendation fulfilled.

In addition to what is stated in VII.2.1, the Compensation Committee oversees the administration of variable compensations and their relation with the performance of the Company.

VII.2.3 assess the competitive position of the Issuer’s policies and practices against the compensations and benefits offered by comparable companies, and recommends or discourages changes,

Recommendation fulfilled.

The Compensation Committee assesses the competitive position of the Company’s policies and practices against the compensations and benefits offered by comparable companies.

VII.2.4 define and communicate the policy on retention, promotion, dismissal and suspension of key employees,

Recommendation fulfilled.

The functions of the Compensation Committee include the power to assess the efficiency of the talent retention and key employees’ dismissal process.

VII.2.5 provide guidelines for determining the pension plans of the members of the Management Body and first-line managers of the Issuer,

Recommendation not fulfilled.

The functions of the Compensation Committee do not include the provision of guidelines for determining the pension plans of the members of the Management Body and first-line managers. The possibility of including them in the functions of the Compensation Committee will be considered in the future.

VII.2.6 regularly report to the Management Body and to the Shareholders’ Meeting on the actions taken and the matters discussed at their meetings,

Recommendation partially fulfilled.

The Compensation Committee is a standing internal body of the Board that reports to the Board at least on a semi-annual basis.

VII.2.7 ensure the attendance of the Chairman of the Compensation Committee at the General Shareholders’ Meeting where compensations of the Management Body are approved, so that he/she may explain the Issuer’s policy on compensation of the members of the Management Body and first-line managers.

Recommendation fulfilled.

The Chairman of the Compensation Committee in his/her capacity as Regular Director, attends the Annual Shareholders’ Meeting where compensation of the Board is approved, including performance fees, salaries and other compensation for the performance of technical administrative tasks. During the meeting, the Chairman of the Compensation Committee is available to respond to shareholders' queries as to the general management of the Company’s affairs, including compensation-related matters. The Human Resource Manager also attends the Annual Shareholders’ Meeting to assist in HR-related matters.

VII.3 If deemed appropriate, mention the policies applied by the Compensation Committee of the Issuer that have not been mentioned in the preceding item.

There are no relevant policies that have not been mentioned.

VII.4 If there is no Compensation Committee, explain the manner in which the functions described in  VII. 2 are performed within the Management Body.

As the Company has a Compensation Committee, this item is not applicable.

PRINCIPLE VIII: PROMOTE CORPORATE ETHICS

Recommendation VIII: Ensure ethical behavior in the Issuer.

VIII.1 The Issuer has a Code of Corporate Conduct. Describe the main provisions and say if it is subject to public disclosure. This Code is signed at least by the members of the Management Body and first-line managers. Indicate if its application to suppliers and customers is encouraged.

Recommendation fulfilled.

The Company has a Code of Corporate Conduct and Ethics which sets forth integrity and transparency guidelines and standards that must be observed by all Company’s employees, irrespective of their position or function, and by all persons carrying out works at the Company for a limited period of time or any specific work. The Code is signed by all the employees of the organization, including first-line managers.

The Code of Corporate Conduct and Ethics is based on principles of honesty, dignity, respect, loyalty, dedication, efficiency, transparency and awareness as a guide for the behavior of the people to whom it applies. In this way, the Company intends to respond to growing levels of competitiveness, profitability and social responsibility, with the latter including the valuing of employees, health, safety, environment and contribution to the regions where it operates.

The Code of Corporate Conduct and Ethics is available at the website of the Company.

VIII.2 The Issuer has mechanisms in place for the reporting of unlawful or unethical behavior, either in person or electronically, ensuring that the information conveyed responds to the highest standards of confidentiality, integrity and information preservation and recording. Indicate if the report reception and evaluation service is provided by personnel of the Issuer or by external independent professionals to ensure greater protection for reporters.

Recommendation fulfilled.

The Company has the Ombudsman’s Office for the reporting of irregularities and conflicts of interest in the fulfillment of the Code of Ethics and the rules and policies thereunder, in an atmosphere of respect, seriousness and confidentiality.  The Ombudsman’s Office has a system called “Reporting of Irregularities and Conflicts of Interest” which permits electronic reporting and reporting through different mechanisms involving direct and personal contact, such as interviews, mail, telephone and e-mail.

The office ensures the confidential and integral handling of the information that must be either transferred or recorded and kept on file. The reporting reception and evaluation service is exclusively limited to the Ombudsman Office which is composed of personnel of the Company.

The Ombudsman’s Office reports directly to the Audit Committee and is independent from the Company’s maximum authority.

VIII.3 The Issuer has policies, processes and systems for the handling and disposition of the reports mentioned in item VIII.2. Describe their main aspects and indicate the degree of involvement of the Audit Committee in the disposition of reports particularly those associated with matters of internal control over financial reporting and the conduct of the members of the Management Body and first-line managers.

Recommendation fulfilled.

The Ombudsman’s Office has processes and systems in place for the handing and disposition of the reports mentioned in the previous paragraph. These processes and systems are governed by the following basic principles: (i) Integrity: acting in an independent and impartial manner; (ii) Confidentiality: preserving privacy and respect of persons, information and documents generated during the investigation; (iii) Equality: promoting the inclusion and access of all people to the reporting system; and (iv) Cooperation: promoting cooperation, empathy and participation in the solution of differences and controversial opinions.

Likewise, these policies pursue the appropriate referral to levels with investigation and decision making powers, ensuring that all resources have been used to attain the fairest and most adequate solution.

As regards the involvement of the Audit Committee, it is worth noting that this Committee receives periodic reports on the information related to matters under investigation, especially those related to accounting, auditing and internal control matters, and those related to significant conflicts of interests involving external auditors, the management of the Company and the controlling shareholder. The Committee may evaluate these reports with the assistance of the Ombudsman’s Office in carrying out analysis and investigations and may seek assistance from external advisors. The Financial Expert has complete unrestricted access to the “Irregularities and Conflict of Interest Reporting System” operated by the Ombudsman’s Office. Likewise, the Ombudsman holds a meeting with the Committee at least once a year in order to submit all reports received together with different statistical reports and the conclusions thereof.

PRINCIPLE IX: DEEPEN THE SCOPE OF THE CODE

Recommendation IX: Encourage the inclusion of good governance provisions in the Corporate Bylaws.

Recommendation fulfilled.

The Corporate Bylaws fulfill the requirements established under the BAL, the Rules and Listing Regulations of the BCBA and include provisions on the composition and functions of the Board of Directors, the Audit Committee and the Statutory Syndic Committee.

The Bylaws also include certain provisions of the Corporate Governance Code, particularly those associated to preventing conflict of interest in Directors' voting, and do not include any provision that prevents any recommendation not specifically included from actually being followed.

However, the Board may consider the convenience and occasion of including other good corporate governance provisions in the future.

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2014

PETROBRAS ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2014

Consolidated Statements of Income
Consolidated Statements of Comprehensive Income
Consolidated Financial Position
Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

Independent Accountants’ Report

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ended DECEMBER 31, 2014, 2013 AND 2012

(Stated in millions of Argentine pesos)

Note	2014	2013	2012
Sales		20,738	15,340	12,765
Cost of sales	6	(14,490)	(11,260)	(9,619)
Gross profit		6,248	4,080	3,146
Administrative and selling expenses	7	(2,416)	(1,797)	(1,430)
Exploration expenses	8	(70)	(82)	(212)
Other operating income (expenses), net	9	(779)	(571)	(121)
Share of profit of equity accounted investments	17.3	(1,735)	(279)	(148)
Operating income		1,248	1,351	1,235
Financial results				
Financial income	10	828	700	442
Financial costs	10	(756)	(647)	(512)
Income before income tax		1,320	1,404	1,165
Income tax	11	(742)	(552)	(492)
Net income		**578**	**852**	**673**
Earnings per share basic / diluted (in pesos)	12	0.227	0.386	0.306
Attributable to:				
Shareholders of the Company		458	779	618
Non-controlling interest		120	73	55
Total		**578**	**852**	**673**

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ended DECEMBER 31, 2014, 2013 AND 2012

(Stated in millions of Argentine pesos)

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Stated in millions of Argentine pesos)

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ended DECEMBER 31, 2014, 2013 AND 2012

(Stated in millions of Argentine pesos)

Attributable to shareholders of the company												
		Capital stock				Rertained earnings								
			Other items in capital			Reserves income								
	Note	Capital stock	Adjustment to capital stock	Additional paid-in capital from meger	Additional paid-in capital on sales of stock of parent	Legal reserve	Future investment reserves	Future dividends reserve	Other (a)	Unappropriated retained earnings	OCI (b)	Total	Non-controlling interest (c)	Total equity
Balances as of December 31, 2011		**1,010**	**1,230**	**912**	**44**	**448**	**-**	**-**	**-**	**6,635**	**66**	**10,345**	**3**	**10,348**
Other comprehensive income for the period		-	-	-	-	-	-	-	-	-	6	6	39	45
Societal resolution	(d)													
Capitalization		1,009	-	-	-	-	-	-	-	(1,009)	-	-	-	-
Legal reserve		-	-	-	-	35	-	-	-	(35)	-	-	-	-
Future investments reserve		-	-	-	-	-	4,781	-	-	(4,781)	-	-	-	-
Future dividends reserve		-	-	-	-	-	-	900	-	(900)	-	-	-	-
Acquisition of PELSA	17.5	-	-	-	-	-	-	(211)	-	-	-	(211)	(18)	(229)
Dividends in cash		-	-	-	-	-	-	-	(693)	-	-	(693)	427	(266)
Net income		-	-	-	-	-	-	-	-	618	-	618	55	673
Balances as of September 31, 2012		**2,019**	**1,230**	**912**	**44**	**483**	**4,781**	**689**	**(693)**	**528**	**72**	**10,065**	**506**	**10,571**
Other comprehensive income for the period		-	-	-	-	-	-	-	-	-	117	117	171	288
Societal resolution	(e)													
Legal reserve		-	-	-	-	32	-	-	-	(32)	-	-	-	-
Future investments reserve		-	-	-	-	-	523	-	-	(523)	-	-	-	-
Reversal by investments		-	-	-	-	-	(2,999)	-	-	2,999	-	-	-	-
Constitution for new investments		-	-	-	-	-	2,638	-	-	(2,638)	-	-	-	-
Future dividends reserve		-	-	-	-	-	-	361	-	(361)	-	-	-	-
Dividends in cash		-	-	-	-	-	-	-	-	-	-	-	(16)	(16)
Net income		-	-	-	-	-	-	-	-	779	-	779	73	852
Balances as of December 31, 2013		**2,019**	**1,230**	**912**	**44**	**515**	**4,943**	**1,050**	**(693)**	**752**	**189**	**10,961**	**734**	**11,695**
Other comprehensive income for the period		-	-	-	-	-	-	-	-	-	283	283	236	519
Societal resolution	(f)													
Legal reserve		-	-	-	-	38	-	-	-	(38)	-	-	-	-
Future investments reserve		-	-	-	-	-	714	-	-	(714)	-	-	-	-
Reversal by investments		-	-	-	-	-	(2,524)	-	-	2,524	-	-	-	-
Constitution for new investments		-	-	-	-	-	2,299	-	-	(2,299)	-	-	-	-
Future dividends reserve		-	-	-	-	-	-	225	-	(225)	-	-	-	-
Dividends in cash		-	-	-	-	-	-	(116)	-	-	-	(116)	(61)	(177)
Net income		-	-	-	-	-	-	-	-	458	-	458	120	578
Balances as of December 31, 2014		**2,019**	**1,230**	**912**	**44**	**553**	**5,432**	**1,159**	**(693)**	**458**	**472**	**11,586**	**1,029**	**12,615**

(a) Balances due to business combination of companies under common control (Notes 2.6.8 and 17.5)

(b) Note 27.

(c) Note 17.7.

(d) As required by the Shareholders’ Meeting of March 29, 2012.

(e) As required by the Shareholders’ Meeting of March 21, 2013.

(f) As required by the Shareholders’ Meeting of March 27, 2014.

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ended DECEMBER 31, 2014, 2013 AND 2012

(Stated in millions of Argentine pesos)

Note	2014	2013	2012
Cash provided by (used in) operations:				
Net income		578	852	673
Reconciliation to net cash provided by (used in) operating activities:				
Share of profit of equity accounted investments	17.3	1,735	279	148
Financial results, net		(572)	(419)	(289)
Depreciation of property, plant and equipment	19	2,632	2,194	1,738
Abandoned and non-productive well write-downs	8	11	27	168
Contingencies	9	109	103	30
Enviromental Costs	9	193	27	-
CIESA debt restructuring	9	-	-	(221)
Gain from the sales of Puesto Henandez	9	(181)	-	-
Gain from the sales of property, plant and equipment		(2)	(3)	(23)
Gain from the sales of Distrilec S.A.	9	-	34	-
Writedown of contractual credit in Ecuador	9	-	-	61
Impairment Colpa y Caranda	9	94	-	-
Impairment Santa Cruz II	9	-	11	-
Income tax	11	742	552	492
Accrued interest	20.3	192	212	199
Other		112	38	75
Changes in assets and liabilities:				
Trade receivables		(318)	(271)	8
Other receivables		(3)	(298)	148
Inventories		(644)	(294)	(48)
Accounts payable		346	241	333
Payroll and social security taxes		150	118	122
Taxes payable		(18)	161	(81)
Provisions		(61)	(158)	(122)
Dividends collected	17.4	55	23	14
Interest paid	20.3	(181)	(216)	(178)
Income tax paid		(323)	(435)	(345)
Net cash provided by operations		4,646	2,778	2,902
Cash provided by (used in) investing activities:				
Acquisition of property, plant and equipment		(3,853)	(2,524)	(1,994)
Acquisition of interests in companies and oil and gas areas		-	-	(1,005)
Debt restructuring charge for CIESA		-	-	195
Sale of interests in companies and oil and gas areas		373	605	108
Net variation in investments other than cash and cash equivalents		11	35	81
Fideicomiso Financiero de Obra Gasoducto Sur		39	34	36
Net cash used in investing activities		(3,430)	(1,850)	(2,579)
Cash provided by (used in) financing activities:				
Net (decrease) increase in short term loans	20.3	(124)	96	2
Increase in long term loans	20.3	-	49	-
Payment of loans with original long-term maturity	20.3	(111)	(1,302)	(85)
Cash dividends paid		(177)	(16)	(229)
Net cash used in financing activities		(412)	(1,173)	(312)
Increase (decrease) in cash and cash equivalents		804	(245)	11
Cash and cash equivalents at the beginning of the year		1,193	1,260	1,192
Effect of exchange rate change on cash and cash equivalents		281	178	57
Cash and cash equivalents at the end of the year	13	2,278	1,193	1,260

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Stated in millions of Argentine pesos, except as otherwise indicated)

1. General information

1.1. The Company

Petrobras Argentina is a corporation (sociedad anónima) with its main office located in the Autonomous City of Buenos Aires, Argentina.

Petrobras Argentina’s shares are listed on the Buenos Aires Stock Exchange. Its ADS, each of them representing 10 Class B common shares of Petrobras Argentina, are listed on the NYSE.

The Company is not subject to the Optional Statutory System for Binding Public Offering.

1.2. Business of the Company

Petrobras Argentina’s business is mainly focused on the energy sector, specifically in oil and gas exploration and production, refining and distribution, petrochemical activities, electricity and sale and distribution of hydrocarbons. Petrobras Argentina S.A. holds operations in Argentina, Bolivia, Ecuador and Venezuela. The Company’s fiscal year ends on December 31 of each year.

In these consolidated financial statements, Petrobras Argentina and its subsidiaries are jointly referred to as “the Company” or “PESA”.

The Board of Directors approved the issuance of these consolidated financial statements (hereinafter “financial statements”) on February 4, 2015.

1.3. Controlling Group

Petrobras Participaciones S.L. is the immediate parent company of Petrobras Argentina, with an ownership interest of 67.2%.

Petrobras Participaciones S.L. is a subsidiary of Petróleo Brasileiro, a Brazilian company whose business is focused on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

2. Basis of presentation

2.1. Statement of compliance

These financial statements have been prepared in accordance with IFRS as issued by the IASB.

2.2. Summary of the significant accounting policies

Significant accounting policies adopted in the preparation of these financial statements are described below, which have been consistently applied in these financial statements.

These accounting policies have been applied consistently by all Group companies.

2.2.1. New accounting standards and interpretations issued by the IASB effective as of December 31, 2014 and adopted by the Company

IAS 32 “Financial Instruments – Presentation”

The IAS 32 modifies the application guidance in matters relating to the offsetting of financial assets and liabilities.

Application of such amendment did not have an impact on the results of operations or the financial position of the Company and did not imply new disclosures.

IAS 36 “Impairment of assets”

The IAS 36 amends disclosure requirements regarding the determination of the value of impaired assets, in case the recoverable value is calculated on the basis of the fair value less costs of disposal.

Application of such amendment did not imply new disclosures.

IAS 39 “Financial Instruments – Recognition and Measurement”

The IAS 39 establishes the continuation of hedge accounting (fair value and cash flow) in a circumstance in which a derivative that has been designated as a hedging instrument is novated to a central counterparty following the introduction of a new law or regulation.

Application of such amendment did not have an impact on the results of operations or the financial position of the Company and did not imply new disclosures.

IFRIC 21 “Levies”

The IFRIC 21 addresses the accounting for liabilities for a levy imposed by the government, according to the rules and regulations.

Application of such an interpretation did not have a significant impact on the financial position of the Company.

2.2.2. New accounting standards and interpretations issued by the IASB that are not effective as of December 31, 2014, and have not been early adopted by the Company

IAS 1 “Presentation of Financial Statements”

In December 2014, the IASB amended IAS 1 “Presentation of Financial Statements” providing a new guidance for the presentation of Financial Statements. The amendments are effective for annual periods beginning on or after January 1, 2016. Earlier application is permitted.

The Company is currently analyzing the impact on disclosures arising from the application of such amendments.

IAS 27 “Separate Financial Statements”

In August 2014, the IASB amended IAS 27 “Separate Financial Statements”. The amendments allow the use of the equity method to account for investments in subsidiaries, joint ventures and associates and are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

The Company uses the equity method to account for investments in subsidiaries, joint ventures and associates in the preparation of the separate financial statements according to Technical Resolution No. 26 issued by the FACPCE. Therefore, the application of the amendment will not impact the results of operations or the financial position of the Company.

IFRS 9 “Financial Instruments”

In July 2014, the IASB issued a new version of IFRS 9 “Financial Instruments” which supersedes previous versions and sets out new requirements for the classification and measurement of financial assets and liabilities, effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

The Company is currently analyzing the impact of the application of IFRS 9. However, it is estimated that its application will not have a significant impact on the results of operations or the financial position of the Company.

IFRS 15 “Revenues from contracts with Customers”

In May 2014, the IASB issued IFRS 15 “Revenues from contracts with Customers”, effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

It addresses the principles for recognizing revenue and establishes the requirements for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer.

The basic principle implies the recognition of revenue that represent the transfer of goods or services to customers at an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services.

The Company is currently analyzing the impact of IFRS 15. However, it is estimated that this standard will not significantly impact the results of operations or the financial position of the Company.

Improvements to the IFRSs

In September 2014, the IASB published amendments to the IFRSs that are applicable for periods beginning on or after January 1, 2016. Earlier application is permitted.

The Company is currently analyzing the impact of the implementation of the amendments. However, it is estimated that this amendments will not have an impact on the results of operations or the financial position of the Company.

2.3. Consolidation and interests in other companies

2.3.1. Investments in related companies

2.3.1.1. Subsidiaries

Subsidiaries are entities over which the Company exercises control as a consequence of their exposure or rights to variable returns and their ability to influence them through its power to direct the relevant activities, including generally a shareholding of more than half of the voting rights.

Subsidiaries are fully consolidated as from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The Company applies the acquisition method to account for business combinations. The acquisition cost is determined as the fair value of the assets transferred, equity instruments issued and debt assumed at acquisition date. Costs directly attributable to acquisition are charged to income as incurred. A non-controlling interest in the acquired company is measured at fair value at acquisition date or on the basis of the proportional value of net assets acquired. The excess of acquisition cost and the non-controlling interest amount in the acquired company over net identifiable assets is recorded as goodwill. If this amount is lower than fair value of net assets acquired, the difference is recognized in the Consolidated Statement of Income.

Acquisitions of subsidiaries qualifying as companies under common control are recorded following the guidelines described in Note 2.3.1.4.

Since the functional currency of some subsidiaries is different from the functional currency of the Company, exchange gains or losses arise from intercompany operations. Those exchange results are included in “Financial results” in the Consolidated Statement of Income.

The accounting policies of subsidiaries have been changed as deemed necessary for consistency with the accounting policies adopted by the Company.

Petrobras Argentina has consolidated line by line its financial statements with those of companies over which it exercises control.

In the consolidation of subsidiaries, the amount of the investment in such subsidiaries and the share in their profit or loss and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, while the non-controlling interest is reflected separately. The intercompany receivables, payables and transactions within the consolidated group are eliminated in the consolidation. The unrealized intercompany gains or losses from transactions within the consolidated group have been completely eliminated.

2.3.1.2. Interest in joint arrangements

A joint arrangement is a contractual agreement whereby two or more parties engage joint control. Joint control exists only when decisions relating to the relevant activities require the unanimous consent of the parties sharing control.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

2.3.1.2.1. Joint ventures

Investments in joint ventures are initially recognized at cost and are subsequently measured under the equity method.

As of December 31, 2014, 2013 and 2012, the Company exercises joint control over CIESA. At December 31, 2012 the Company had joint control over Distrilec whose sale was effective on January 30, 2013 (Note 17.1.1).

The intercompany gains or losses from transactions between the Company and entities under joint control are eliminated proportionally to the Company’s interest in such companies.

The accounting policies of entities under joint control were changed as deemed necessary for consistency with the accounting policies adopted by the Company.

The carrying value of investments in joint ventures, each of which is considered a cash-generating unit, is assessed for impairment when facts or changes in circumstances indicate that the book value could not be recoverable and, if applicable, an impairment loss is recorded.

2.3.1.2.2. Joint operations

The Company recognizes its proportionate interest in the joint operations assets, liabilities, revenues, costs and expenses related to its participation in joint operations in different consortia and joint ventures for exploration and production of hydrocarbons.

2.3.1.3. Associates

Associates are entities over which the Company has significant influence but not control, generally representing a shareholding of between 20% and 50% of the voting rights. Investments in associates are initially recognized at cost, including goodwill recognized at the acquisition date and subsequently measured under the equity method.

The intercompany gains or losses from transactions between the Company and associates are eliminated proportionally to the Company’s interest in such companies.

The accounting policies of associates have been changed as deemed necessary for consistency with the accounting policies adopted by the Company.

The carrying value of investments in associates, each of which is considered a cash-generating unit, is assessed for impairment when facts or changes in circumstances indicate that the book value could not be recoverable and, if applicable, an impairment loss is recorded.

2.3.1.4. Business combination under common control

At May 31, 2012, PELSA was a company controlled by Petrobras Holdings Ltd., with a direct holding of 39.671% and 19.21% indirect holding through Petrobras Argentina, so it qualifies as a company under common control (Note 17.5).

Business combinations between companies under common control are accounted for by considering the book value of the acquired company in the holding company ultimately in this case, Petrobras Participaciones SL. The difference between the price paid and the carrying amount mentioned before is recorded in equity ("Other" Note 2.6.8). The transaction costs are expensed in the period in which they accrue.

2.3.2. Financial information

In preparing these financial statements, the financial information of companies over which the Company exercises control, joint control and associates as of December 31, 2014, 2013 and 2012 was used, or the best available financial information as of those dates, adapted to an equal period of time. Adjustments have also been considered.

2.4. Translation of foreign operations

The main considerations of conversion operations functional currency different from the presentation currency are shown below.

2.4.1. Functional and presentation currency

The financial information of PESA’s entities was prepared in their functional currency, that is, the currency of the primary economic environment in which the entity operates.

The functional and the presentation currency of Petrobras Argentina’s financial statements is the Argentine peso. These financial statements have been prepared under the historical cost convention in nominal currency as established by the IFRSs, a standard applicable to non-hyperinflationary economies.

According to this, the financial statements have been prepared according to IAS 29.

2.4.2. Outstanding balances and transactions

Foreign currency transactions are remeasured into the functional currency using the exchange rates prevailing at the date of the transaction.

Foreign exchange gains and losses resulting from settlement of such operations or from remeasurement at year-end of monetary assets and liabilities denominated in foreign currency are recognized in the Consolidated Statements of Income, except for cash flow or net investment hedges that qualify for exposure as “Other comprehensive income”.

2.4.3. Subsidiaries and associates

The results and financial position of subsidiaries and associates that have a different functional currency from  PESA’s presentation currency are translated into the presentation currency as follows:

- the assets and liabilities are translated using the closing exchange rate;

- the gains or losses are translated using the exchange rates prevailing at the date of the transactions.

The results from the remeasurement process into the functional currency are recorded in line “Financial results” of the Consolidated Statement of Income.

The results from the remeasurement process into the functional currency to presentation currency transactions are recognized in “Other Comprehensive Income”. When an investment is sold or disposed of, in whole or in part, the related exchange differences are recognized in the Consolidated Statement of Income as part of the gain/loss on the sale or disposal.

2.5. Operating Segments Reporting

The Company has adopted IFRS 8 - Segment Reporting, which states that those business segments are identified on the basis of internal reports about components of the Company reviewed regularly by the Board Committee, chief operating decision maker in order to allocate resources and evaluate their performance.

In segmentation the Company considers transactions with third parties and intercompany operations, which are valued as defined by internal transfer prices between segments, with verification methodologies based on market parameters.

The Company’s business is mainly focused on the energy sector, basically through its activities relating to oil and gas exploration and production, refining and distribution, petrochemicals and gas and energy. Accordingly, the identified operating segments are as follows:

(a) Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A., OCP, direct and indirect interest in mixed companies in Venezuela and PELSA, consolidate company as of Jun1, 2012 (Note 17.5).

(b) Refining and Distribution, including the Company’s own operations in the refinery of Bahía Blanca and the gas station network, the Company’s equity interest in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production operating segment.

(c) Petrochemicals, styrenics operations and the catalytic reformer plant operations developed in Argentina.

(d) Gas and Energy, comprising the Company’s own operations relating to the sale of gas produced in Argentina and liquefied petroleum gas brokerage activities, its interest in TGS, the electricity generation activities of Genelba Power Plant and of Pichi Picún Leufú Hydroelectric Complex, and its interest in Enecor. The 2012 year include Edesur shareholding, through its parent company Distrilec, the sale became effective January 31, 2013 (Note 17.1.1).

The liquids obtained from the processing of oil and gas are produced in the business segments of Exploration and Production of Oil and Gas, Refining and Distribution and Petrochemicals. Until the year ended December 31, 2013, the sales of these products was on the segment Gas and Energy, and from 1 January 2014, such sales were decentralized in each of the segments where they are produced.

(e) Assets and operating income related to the Central Service Structure, those not attributable to any given operating segment and intercompany eliminations are collectively shown.

In the Central Service Structure includes common costs to individual business segments, among others, management fees, tax on financial transactions, financial liabilities and interest income tax, which are incurred by the Company in the ordinary course of its operations and control economy that are managed from the central structure and not reappropriate between operating segments.

2.6. Basis of measurement

The main measurement criteria used in the preparation of these financial statements are as follows:

2.6.1. Financial assets

2.6.1.1. Classification of financial assets

The Company classifies its financial assets as follows:

Financial assets at fair value through profit or loss

This category includes financial assets acquired or held for trading or sale in the short term or those so designated by Management. Gains and losses derived from changes in fair value are recognized in the Consolidated Statement of Income.

Within this category, the Company has mutual funds which are measured at the fair value of those funds at each reporting date.

Loans and Receivables

Loans and receivables are non-derivatives financial instruments with fixed or determinable payments that are not quoted in an active market. They are initially recognized at fair value plus any directly attributable transaction cost. After initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less impairment loss, if applicable.

Within this category, the Company has time deposits, loans to several associate’s companies, other investments, trade receivables, other receivables, accounts payable and loans.

2.6.1.2. Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired and if so, an impairment charge is recorded under Other operating income (expense).

In the years ended December 31, 2014, 2013 and 2012, impairment charge of financial assets relate to the allowance for doubtful are indicated in Note 14.

2.6.1.3. Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and other short-term highly liquid investments with original maturities of three months or less.

Bank overdrafts are accounted for within “Loans” in current liabilities in the Consolidated Statement of Financial Position. For purposes of the cash flow statement, bank overdrafts are part of the cash equivalents.

2.6.1.4. Trade receivables and accounts payable

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, net of an allowance for bad debts, if applicable.

The amortized cost of trade receivables, other receivables, other long-term investments, accounts payable and other payables approximates to its fair value. Also, the fair value of current bank and financial debt does not differ significantly from their carrying amount at 31 December 2014, 2013 and 2012.

An allowance for bad debts is recognized when there is objective evidence that the Company will not be able to collect its receivables at their original maturities or for the full amount. In recognizing such allowance, the Company evaluates different factors, including the customers’ credit risk, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made. The amount of the allowance is the difference between the book value of the asset and the present value of the estimated future cash inflow, discounted at the effective interest rate. The asset is presented net of the allowance for bad debts, if applicable. The loss from bad debts is recognized in the Consolidated Statement of Income under “Administrative and selling expenses”.

Accounts payable are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.6.1.5. Accounting for derivative financial instruments

Derivative financial instruments are measured at fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the measurement date, net of any collected or paid monies.

Changes in the measurement of derivative financial instruments designated as effective cash flow hedges are recognized under “Other comprehensive income” in “Equity”. Changes in the measurement of derivative financial instruments that do not qualify for hedge accounting or are not designated as hedges are recognized in the Consolidated Statement of Income under “Financial results”.

A hedge is considered effective when originally, as in the rest of life, its changes offset from eighty and a hundred twenty five percent change in the opposite direction of the hedged item. In this regard, the Company excludes the specific component attributable to time value of an option in the measurement of the effectiveness of the instruments that qualify for hedge accounting.

Hedge accounting must cease upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedging transaction is no longer effective; or (c) the forecast transaction does not have a high likelihood of occurrence. Income or loss arising from the hedging instrument that would have been allocated to “Other comprehensive income” should remain there until the committed or forecast transaction occurs, in the case of (a) and (b), and are charged to the Consolidated Statement of Income in the case of (c).

As of December 31, 2014, 2013 and 2012, the Company did not maintain relevant derivative financial instruments, and no significant charges were recorded in results for this kind of operations in the fiscal years ended on such dates.

2.6.1.6. Loans

Loans are initially recognized at fair value net of incurred transaction costs. Subsequently, they are carried at amortized cost. Any difference between the proceeds (net of transaction costs) and redemption value is recognized in the Consolidated Statement of Income throughout the life of the loans using the effective interest method.

The loans are classified as current liabilities unless the Company has the right to defer settlement of the liability by at least 12 months following the reporting date.

2.6.2. Other receivables and payables

Other receivables and payables have been initially recognized at fair value and subsequently measured at their amortized cost using the effective interest method. In addition, “Other receivables” include, among others, advances to suppliers measured on the basis of the amounts actually disbursed.

2.6.3. Inventories

This line item includes crude oil stock, raw materials, work in progress and finished products relating to the Refining and Distribution, Petrochemicals and Gas and Energy business segments.

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average price method. The cost of inventories includes expenditure incurred in purchases and production and other necessary costs to bring them to their existing location and condition. In case of manufactured products and production in process, the cost includes a portion of indirect production costs, excluding any idle capacity (slack).

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the Consolidated Statement of Income when the inventories are overstated.

2.6.4. Property, plant and equipment

2.6.4.1. General principles

Property, plant and equipment, except as indicated below, is measured following the cost model. Any expenditure subsequent to the original recognition of the asset is added as a component of the asset only when the expenditure improves its condition and it is probable that future economic benefits, in excess of the originally assessed ones, will be generated by such asset or when the expenditure relates to recognize a major repair or overhaul of the asset which is conducted to allow the continued use of the asset provided (i) such expenditure is allocated to the replacement of the component parts of the asset, (ii) the useful life of such component parts has been calculated based on their own wear and tear or depletion and (iii) it is probable that future economic benefits will flow as a result of the expenditure.

The cost of work in progress whose construction will extend over time includes, if applicable, the computation of financial costs accrued on loans granted by third parties and other pre-production costs, net of any income obtained from the sale of commercially valuable production during the launching period. In 2014, 2013 and 2012 no borrowing costs were capitalized.

Property, plant and equipment related to foreign operations have been translated into the functional currency at historical exchange rates, and they have been translated into pesos at the closing exchange rates.

2.6.4.2. Oil and gas exploration and production activities

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities. This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of well abandonment and restoration.

According to the successful efforts method of accounting, exploration costs, excluding exploratory well costs, are expensed during the period in which they are incurred. Drilling costs of exploratory wells are capitalized until it is determined that proved reserves exists and they justify the commercial development.  If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In those cases, such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

Estimated future well abandonment and restoration costs in hydrocarbons areas, discounted at a current rate, are capitalized in the cost of the assets and depreciated using the units of production method.  Additionally, a liability at the estimated value of the discounted amounts payable is recognized.

2.6.4.3. Depreciation

The Company depreciates productive wells, machinery and camps in the oil and gas production areas according to the units of production method, by applying the ratio of oil and gas produced to estimated proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost with recoverability periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

The Company’s remaining items of property, plant and equipment are depreciated by the straight-line method based on estimated useful lives, as detailed below:

The depreciation method is reviewed at each year-end. If expectations differ from previous estimates, adjustments are made prospectively at closing of each year, if applicable.

 Petrobras Argentina depreciates, using the straight-line method, each significant component of the assets not related to oil and gas production areas that: (i) is identifiable as an independent component with a significant cost in relation to the total value of the asset, and (ii) has an operating useful life that differs from another significant part of the same asset.

2.6.4.4. Impairment of non–financial assets

The carrying value of property, plant and equipment does not exceed their recoverable value. The Company’s Management assesses the recoverability of property, plant and equipment items whenever events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) indicate that the carrying amount may not be recoverable. The book value of an asset is adjusted down to its recoverable value if its carrying amount exceeds the latter.

From a regulatory standpoint, recoverable amount is defined as the higher of fair value less costs of disposal and value in use, the latter is defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual final disposition of the assets. To such end, among other elements, the assumptions that represent the best estimate made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered.

Discount rates used to calculate the value in use are the respective WACC. For each asset or cash generating unit a specific WACC was determined which considered the business segment and the country conditions where the operations are performed.

In subsequent periods, the reversal of the impairment charge is evaluated if there are changes in the assumptions used to determine the asset recoverable value. In such a case, the book value of the asset or cash generating unit is written up to the lower of: a) the book value that the asset or cash generating unit would have had if the impairment had never been recognized; and b) its recoverable value.

As of December 31, 2014 the Company recognized an impairment charge of 94 on property, plant and equipment (Note 19).

As of December 31, 2013 the Company recognized an impairment charge of 11 on property, plant and equipment (Note 19).

As of December 31, 2012, the Company did not recognize any impairment charge on property, plant and equipment.

2.6.5. Labor costs liabilities

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Argentina.

For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to applicable demographic and financial variables. The amount recognized as liability attributable to such benefits represents the addition of the present value of the obligation, net of the present value of the assets of the plan, with which the obligations will be settled.

Actuarial gains and losses are recognized on “Other comprehensive income” and costs of services provided in the past in the consolidated statement of income.

2.6.6. Taxes payable

2.6.6.1. Income tax

Income tax expense for the year comprises current and deferred tax and is recognized in the Consolidated Statement of Income, except to the extent it relates to items recognized in the Consolidated Statement of Comprehensive Income. In this case, the corresponding tax effect is also recognized in such statement.

The current income tax expense is calculated on the basis of the tax laws in force or in process of enactment at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. The Company’s management periodically evaluates criteria adopted in tax returns as regards situations in which applicable tax regulation is subject to interpretation and sets up provisions where appropriate.

The Company accounts for the deferred tax balance using the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences between the accounting and tax measurement of assets and liabilities. Temporary differences result in the recognition of tax assets and liabilities when their future reversal decreases or increases the taxes to be determined, without affecting the compensation of the pertinent amounts. The Company recognizes deferred tax assets if, and only if, it is considered probable that there will be sufficient future taxable profit against which the tax loss could be used.

Deferred assets and liabilities are measured at the tax rate that is expected to be applicable in the period when the asset will be realized or the liability settled, on the basis of the tax rates in force or in process of enactment at the reporting date.

Deferred tax assets and liabilities are offset by company if there is a legally enforceable right to set off tax assets and liabilities and if the deferred income tax is related to the same tax authority.

The deferred tax assets and liabilities are stated at their nominal value.

Income tax rates prevailing at year-end in Argentina, Venezuela, Ecuador, Bolivia and Spain are 35%, 50%, 22%, 25% and 30%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with a 12.5% withholding income tax.

2.6.6.2. Minimum presumed income tax

In Argentina, the minimum presumed income tax is supplementary to income tax, since while the latter is levied on the taxable income for the year, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, if the minimum presumed income tax exceed the calculated income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years.

In the years ended December 31, 2014, 2013 and 2012, income tax expenses were higher than minimum presumed income tax. Therefore, the Company only recorded income tax expense.

2.6.6.3. Hydroelectric royalties

For the operation of Pichi Picún Leufú Hydroelectric Complex, the Company pays, since 2002, hydroelectric royalties of 1%, increasing at a rate of 1% per year up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a monthly license fee payable to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of the hydroelectric royalty.

2.6.6.4. Withholdings on exports of hydrocarbons

The Public Emergency and Exchange System Reform Law No. 25,561 established the creation of a system of withholdings on exports of hydrocarbons for five years from March 1, 2002, which was subsequently extended for five years by Law No. 26,217. The effect of such withholdings is deducted from the respective selling prices.

Crude Oil

Effective since November 2007, Resolution No. 394/07 issued by the Ministry of the Economy and Production established a new method for calculating withholdings on exports of crude oil, and gave equivalent treatment to certain oil related products as that of crude oil. This amendment results in the application of a variable export withholding based on a formula that considers the international price of crude oil and a cut-off price by product. Under this method, when the international (quoted) price of crude oil exceeds US$ 60.90 per barrel, an increasing withholding rate is set for crude oil exports that results in a price cap of US$ 42 per barrel of standard-quality crude oil.. When the international price of crude oil dips below US$ 45 per barrel, the regulations call for the authorities to determine a new applicable withholding rate within 90 days. The same rules apply to exports of refined products such as gasoline, fuel oil and lube oils, for which different cut-off and reference prices were defined. On January 3, 2013 the Ministry of Economy and Public Finance, by Resolution No. 01/13, proceeded to modify the methodology for the calculation of taxes on exports of crude oil by increasing the reference value at USD 80 per barrel and cutoff value to $ 70 per barrel.

In October 2014, through Resolution No. 803/14, the Ministry of Finance changed the rate of withholding oil exports. This resolution established different fixed rates for different levels of prices.

As of January 1, 2015 came into effect Resolution No. 1077-1014 of the Ministry of Economy and Public Finance, which repeals Resolution No. 394/2007 and amends Resolution No. 803/14. It states that when the International Price is less than USD 71 per barrel withholding rate applied will be 1% and if the international price is greater than or equal to USD 71 per barrel, an increasing withholding rate shall apply.

Natural gas

In March 2008, the Ministry of Economy and Production issued Resolution No.127/08 which, in connection with natural gas, amended Resolution No. 534/2006, whereby a 45% withholding rate was established on the price of the gas imported from Bolivia, and imposed a 100% withholding on natural gas exports, considering for valuation purposes the highest price set for natural gas under the applicable agreements for natural gas imports into Argentina. In addition, pursuant to such resolution, the methodology for calculating withholdings on exports of crude oil was also applied to LPG.

2.6.6.5. Foreign Exchange Regime – Obligation to exchange into local currency 100% of foreign currency proceeds from exports of crude oil and oil related products

Decree N° 1,722/2010 dated October 25, 2011 reestablished the obligation that all foreign currency proceeds from exports of crude oil and oil related products, natural gas and liquefied gas must be negotiated in the local exchange market regulated by BCRA.

The decree therefore makes it mandatory for Petrobras Argentina to exchange into local currency 100% of the proceeds of its exports of goods and services in Argentine.

2.6.6.6. New regulations for hydrocarbon activities in Argentina.

Law Nº 26,741 passed in May 2012 declared of public interest and a state priority in the Republic of Argentina the achievement of self-sufficiency in hydrocarbons supply and the activities of hydrocarbon exploration, exploitation, industrialization, transportation and marketing. In addition, YPF S.A.’s and Repsol YPF Gas S.A.’s assets were declared of public interest and subject to expropriation in a fifty one per cent (51%).

By means of Decree Nº 1,277 passed in July 2012, the Argentine Executive Branch approved the regulations for the implementation of Law Nº 26,741 and issued the Rules of the Argentine Hydrocarbon Sovereignty regime, which has established the creation of the Committee on Strategic Planning and Coordination of the National Plan is issued Hydrocarbon Investment (the "Commission”) under the Ministry of Economic Development Policy and Planning of the Ministry of Economy and Finance, as well as the National Hydrocarbon Investment Register (the “Register") . Decree No. 1,277/12 established the obligation to the companies in the oil and gas industries from Argentina to present to the Commission an annual investment plan of exploration and exploitation. The Commission is required to design a Hydrocarbon National Investment Plan, which seek to maximize investment and sustainability of the industry in the short, medium and long term. In addition, Decree Nº 1,277 also derogated certain sections of Decrees Nº 1,055/89, Nº 1,212/89 and Nº 1,589/89 that provided for the free availability of hydrocarbons produced in concession areas granted, the free commercialization in the domestic and foreign markets and the freedom to set prices.

The Company has complied with all applicable reporting requirements.

In February 2013, by Resolution No. 1/2013, the Commission created the "Incentive Program Injection Natural Gas Surplus," in which companies can participate enrolled in the Register. Participation will be through the submission of projects to increase the total volume of natural gas to be injected into the domestic market during the proposed period. Once the project is implemented, it provides: a) compensation for injection based on surplus at a price of 7.5 USD / MBTU and b) a fine in the case of the company during a specified period, has not managed to increase production volumes committed. In order to develop gas fields in Argentina, the Company formalized presentations required for the qualification of Resolution No. 1/2013 and so far the Commission has not issued.

Additionally, in November 2013, by Resolution No. 60/2013, the Commission created the “Stimulus Program Injection Natural Gas for Business with Reduced injection”. Producers have until March 31, 2014 to present their project to contribute to increase levels of natural gas production. The same is aimed at companies without previous production, or capped at 3.5 MMm3/day, with price incentives before increases production, and LNG import penalties if the companies do not comply with the committed volumes. Also, those companies that were program beneficiaries mentioned in the preceding paragraph and meet the conditions thereof, can request the termination of its participation in that program and its incorporation into the present.

In October 2014, Law No. 27,007, was passed, amending Hydrocarborn Law 17319, which defined and regulated the exploration and exploitation or unconventional hydrocarbons; introduced changes to the extention of concession terms, established a special royalty system and a system to promote hydrocarbon investments, and; prohibited the creation of reserved areas in favor of state-owned corporations or corporations with private controlling interest. In addition, among its temporary provisions, the law granted a 90-day term to complete the negotiation process to extend existing concessions.

2.6.7. Provisions

Accounting provisions are recognized when: a) the Company has a present obligation (legal or assumed) as a result of a past event, b) it is probable that an outflow of resources will be required to settle that obligation, and c) can get a reliable estimate of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation, taking into account the best available information at the time of preparation of the financial statements based on assumptions and methods considered appropriate. As additional information becomes available to the Company, estimates are revised and adjusted periodically. The discount rate used to determine the present value reflects current market assessments at the balance sheet date, the time value of money and the specific risks associated with the particular person.

2.6.8. Equity accounts

Except as noted in “Retained earnings”, the activity in the Equity accounts reflects resolutions adopted by Shareholders in their meetings, or the effects of the laws or regulations in force.

Capital Stock

The capital stock consists of contributions made by shareholders represented by shares and capitalization of retained earnings, and comprises outstanding shares at their nominal value issued under Argentine law.

Adjustment to capital stock

Capital stock accounts were restated in constant currency. The capital stock account was kept at nominal value and the adjustment arising from such restatement is shown under “Adjustment to capital stock”.

Capital stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses in accordance with the compensation method specified under “Retained earnings”.

Additional paid in capital from merger

This account was generated in January 2005 as a result of the merger of Eg3, PAR and Petrolera Santa Fe, whereby all assets, liabilities, rights and obligations of the absorbed companies were included in the Company’s equity and shares of the Company were issued based on the approved share exchange ratio.

Additional paid-in capital on sales of stock of parent

The account additional paid-in capital on sales of stock of parent generated until 2010, as a result of the sale of shares of the Company, with sales values greater than their acquisition costs.

During the third quarter of 2010 and in compliance with the terms and conditions in section 220 of the LSC, the Company sold these treasury shares under the preemptive right provisions set forth in Sections 221 and 194 of the LSC, and subsequently transferred to Optimum Petrobras Trust the remaining shares of the Company (Note 23.4).

Legal reserve

Pursuant to the provisions of the LSC, the Company is required to set up a legal reserve by providing at least 5% of the aggregate amount of net income for the year, prior year adjustments, transfers of other comprehensive income to retained earnings and accumulated losses of prior years, when this aggregate amount exceeds zero until the legal reserve equals 20% of the sum of “Capital stock” and “Adjustment to capital stock” balances.

Reserve for future investments

The Company’s Shareholders’ Meeting allocates a specific amount to establish a special Reserve to develop the Company’s investment activities, which are focused on the oil and gas exploration and production business.

Future dividends reserve

It relates to the amount allocated by the Shareholders to set up a reserve for future dividends. In addition, the Shareholders delegated on the Company’s Board of Directors the determination of the date and amount of the dividend distribution until the following Shareholders’ Regular Meeting.

Other comprehensive income

It includes the gain and loss from the remeasurement of foreign operations, net of foreign exchange differences arising from the indebtedness of the Company denominated in foreign currency designated as hedge of the net foreign investment, actuarial gains and losses for defined benefit plans and the related tax effect (Note 27).

Unappropriated retained earnings

Until December 2012, the outstanding balance of retained earnings includes accumulated gains or losses which were not allocated to a specific purpose reserve and, when positive, may be distributed pursuant to the decision of the Shareholders provided these retained earnings are not subject to legal restrictions, as mentioned under “Legal reserve”.

This account therefore includes retained earnings carried forward from prior years, amounts transferred from other comprehensive income and prior year adjustments resulting from the application of IFRS.

General Resolution N° 593/2011 issued by the CNV provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, should adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these. The Company’s Shareholders complied with these requirements at their meeting held on March 29, 2012 (Note 26).

Distribution of dividends

The cash dividend is recognized as a liability in PESA's financial statements in the year in which they are approved by the shareholders of the Company.

Other items in Equity

The "Other" financial statement line corresponds to the amount generated by the acquisition of PELSA (note 17.5), operation defined as a business combination of companies under common control, which affected retained earnings in (693), determined as the difference between the carrying amount of assets and liabilities at the date of the transaction and the amount paid. Total distributable retained earnings are reduced by the balance of this item.

2.6.9. Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the amount of income or loss attributable to Shareholders of the Company by the weighted average number of ordinary shares outstanding during the year.

Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

2.6.10. Revenue recognition

Revenues from the sale of crude oil, natural gas, petrochemical and refined products are recognized when the products are delivered. Revenue is measured at the fair value of the consideration received or receivable taking into account the amount of any trade discounts and volume rebates allowed by the entity.

Revenue from the sale of goods is recognized when all the following conditions have been satisfied:

(a)

the entity has transferred to the buyer the significant risks and rewards of ownership of the goods;

(b)

the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

(c)

the amount of revenue can be measured reliably;

(d)

it is probable that the economic benefits associated with the transaction will flow to the entity; and

(e)

the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignment. Any imbalance between actual and contractual assignment will result in the recognition of an amount payable or receivable according to the actual share in production, whether above or below the production resulting from the Company’s contractual interest in the consortium. As of December 31, 2013, 2012 and January 1, 2012 gas imbalance liabilities were 3, 3 and 4, respectively, attributable to 47, 47 and 57 million cubic meters, respectively.

The Company performs diesel oil and gasoline sale transactions with other refining companies in different geographical areas to optimize the logistics chain. These transactions are disclosed on a net basis in the Statement of Income.

Revenues arising from the rendering of services are measured at the fair value of the consideration received or receivable, taking into account the estimated amount of any discount, thus determining the net amounts. Revenues are recognized when all of the following conditions are satisfied:

(a) the amount of revenue can be measured reliably;

(b) it is probable that the economic benefits associated with the transaction will flow to the entity;

(c) the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

(d) the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

3. Critical accounting judgments and estimates

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The most significant estimates and assumptions are described below:

3.1. Oil and gas reserves

Reserves mean oil and gas volumes (in m3 of oil equivalent) that are economically producible, in the areas where the Company operates or has a (direct or indirect) interest and over which the Company has exploitation rights, including oil and gas volumes related to those service agreements under which the Company has no ownership rights on the reserves or the hydrocarbons obtained and those estimated to be produced for the contracting company under service contracts.

There are numerous uncertainties in estimating proved reserves and future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on its interpretation and judgment.

Reserve estimates are adjusted when so justified by changes in the evaluation criteria or at least once a year. These reserve estimates are based on the reports of oil and gas consulting professionals.

The Company uses the information obtained from the calculation of reserves in the determination of depreciation of assets used in the areas of oil and gas, as well as assessing the recoverability of these assets (Notes 2.6.4.3., 2.6.4.4. and 17.2).

3.2. Provision for well abandonment

Well abandonment liabilities after completion of operations require the Company’s Management to estimate the number of wells, long-term well abandonment costs and the time remaining until abandonment. It is worth a mention that technology, costs and political, environmental and safety considerations constantly change and may result in differences between actual future costs and estimates.

3.3. Impairment of assets

For the purpose of assessing recoverability of non-financial assets, assets are grouped at the lower levels for which there are individually identifiable cash flows (cash generating units). For this purpose, each associated company and each jointly controlled company is considered a cash generating unit.

The methodology used for estimating the recoverable amount of assets mainly consists in determining the value in use.

3.4. Contingencies

The Company is subject to various claims, lawsuits and other legal proceedings that arise during the ordinary course of its business. The Company’s liabilities with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, the Company’s Management reviews the status of each contingency and assesses potential financial, applying the criteria indicated in note 2.6.9, for which elaborates the estimates mainly with the assistance of legal advisors.

Contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

 The Company evaluates whether there would be additional expenses directly associated to the ultimate resolution of each contingency, which will be included in the provision if they may be reasonably estimable. The Company evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual. If the assessment indicates that a potential loss contingency is not probable but is not remote, is possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

3.5. Environmental costs

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) the risk of environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book value (which considers those costs) of such assets does not exceed their respective recoverable value.

Liabilities related to future remediation costs are recorded when, on the basis of environmental assessments, such liabilities are probable to materialize, and costs can be reasonably estimated. The actual recognition and amount of these provisions are generally based on the Company’s commitment to an action plan, such as an approved remediation plan or the sale or disposal of an asset. The provision is recognized on the basis that a future remediation commitment will be required.

The Company measures liabilities based on its best estimation of present value of future costs, using currently available technology and applying current environmental laws and regulations as well as the Company’s own internal environmental policies.

3.6. Employment benefit

Actuarial commitments with employee benefit plans are recognized as liabilities in the statement of financial position based on actuarial estimates revised annually by an independent actuary, using the projected unit credit method.

The present value of pension plan obligations depends on multiple factors that are determined according to actuarial estimates which are revised annually by an independent actuary, net of the fair value of the plan assets, when applicable. To such effect, certain assumptions are used including the discount rate and wage growth rate assumptions.

4. Financial and non-financial equity risk management

4.1. Risk management objectives and policies

In performing its operations, the Company is exposed to a series of risks associated to the markets in which it operates.

The Company adopts an integrated risk management methodology, which is not focused on the individual risks of the operations of its business units but on a wider monitoring of risks affecting its entire portfolio.

The Company’s risk management strategy, in line with its business integration strategy, seeks to achieve a balance between profitability goals and its exposure to risk.

The Company and its subsidiaries are not engaged in or trade in derivative financial instruments for speculative purposes.

The Board of Directors establishes the policies for managing each of the risks set out below, which have been applied consistently in the years included in these financial statements:

4.1.1. Financial risks management

4.1.1.1 Exchange rate risks

The Company’s results of operations and financial position are sensitive to changes in the exchange rates between the currencies in which transactions are carried out and the functional currency of each subsidiary.

The Company is mainly exposed to changes in the peso exchange rate against the U.S. dollar. Petrobras Argentina’s exposure to currencies other than the US dollar is not significant.

The Company has a net asset position in foreign currency because a significant portion of its debt is designated as hedges of investment in foreign currency, so the exchange differences generated by this debt are recognized in “Other comprehensive income”.

 The carrying amounts of assets and liabilities denominated in foreign currencies at the end of each fiscal year under report, including designated debt coverage indicated above, are as follows:

During the year 2014, between March and November, the Company used derivative financial instruments, which did not produce significant results.

During the year 2013, between July and October, the Company used derivative financial instruments, which did not produce significant results.

As of December 31, 2012, the Company was not engaged in any derivative financial instruments to mitigate risks associated with exchange rate fluctuations.

Exchange rate sensitivity analysis

Considering the financial position at December 31, 2014, Management estimates that each P$0.10 increase or decrease in the exchange rate against the U.S. dollar would result in a profit or loss before tax of 7 and no significant charges would result in line “Other comprehensive income” for the conversion of foreign operations, net of debt designated as a hedge. This sensitivity analysis is not inherent foreign exchange risk.

Management estimated, based on the financial position as of December 31, 2013 that for every increase or decrease in the exchange rate of 20% against the U.S. dollar would result in a profit or loss before taxes of 160 and an increase or decrease of 130 in line “Other comprehensive income”.

Management estimated, based on the financial position as of December 31, 2012 that each P$0.10 increase in the exchange rate against the U.S. dollar would result in a gain or loss before taxes of 7 and a reduction in equity of 68.

4.1.1.2 Interest rate risks

Management of interest rate risk aims at reducing financial costs and the Company’s exposure to interest rate increases.

As of December 31, 2014, 2013 and 2012 approximately 98%, 90% and 93%, respectively, of our total financial debt was subject to fixed interest rates while the remaining portion was subject to variable interest rates. Information regarding the financing of the Company and related interest rates is included in Note 20.

During the years ended December 31, 2014, 2013 and 2012, Petrobras Argentina was not engaged in any derivative financial instruments to mitigate the risks of interest rate fluctuations.

Interest rate sensitivity analysis

As of December 31, 2014, 2013 and 2012 the Company’s debt subject to variable interest rates was 48, 220 and 189, respectively. Considering the low amount of debt in 2014, 2013 and 2012, the Company is not currently exposed to a significant cash flow risk as a consequence of interest rate fluctuations.

4.1.1.3 Liquidity risk

The liquidity risk relates to the Company’s lack of sufficient funds to comply with all its economic, labor or business commitments.

The liquidity risk is associated with the Company’s ability to finance its commitments and carry out its business plans with stable sources of financing, as well as with the indebtedness level and the maturity profile of the financial debt.

The Company has a Liquidity Policy approved by the Board, the main principles are to preserve capital and maintain immediate liquidity. As part of this policy, maintains availability of cash resources, other liquid financial instruments and uncommitted credit lines in sufficient volume to meet the maturities of financial and commercial obligations, plus a balance between short and long debt term.

The Company has a funding policy that provides guidelines to avoid concentration in funding sources and credit counterparties.

It also uses a methodology for the analysis and setting of credit limits when placing investments in different financial institutions and mutual funds in order to minimize any associated credit risk.

Liquidity rate

The Company’s liquidity ratio as of December 31, 2014, 2013 and 2012 is shown below:

Aging of financial liabilities

The tables below analyzes the Company’s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result they do not reconcile to the amounts disclosed on the statement of financial position except for short-term payables when discounting is not applied.

(a) Corresponds to less than three months.

4.1.1.4 Credit risk

The Company has a Credit Policy approved by its Board of Directors established guidelines and criteria for granting loans to customers. The Company constantly performs credit evaluations of the financial ability of its clients to minimize the potential risk of bad debt losses.

Credit risk represents the exposure to possible losses derived from the lack of compliance by commercial or financial counterparties with the obligations assumed with the Company. This risk mainly results from economic and financial factors or from a possible default of counterparty.

Credit risk is associated with trade receivables as well as with cash equivalents and cash in banks and financial institutions.

The Company, in the normal course of business and according to its credit policy, provides credit lines to a large client portfolio, in several industry sectors, including gas station operators, refiners, exporting companies, petrochemical companies, natural gas distribution companies, large electricity users and distribution companies, among others.

The allowance for bad debt recognized by the Company represents its best estimate of probable losses in relation to trade receivables.

As of December 31, 2014 the Company’s trade receivables amounted to 3,005, of which 98% was due within one year and  4% was classified as non-current, and related to CAMMESA (an Argentine company engaged in buying electricity from power generation companies and selling it to distribution companies). Except for CAMMESA (which represents approximately 37% of total trade receivables), the Company does not have a significant credit risk concentration, such exposure being fragmented into a large number of customers and other counterparties. No other customer concentrates a significant percentage of total trade receivables.

Credit risk associated with cash and cash equivalents and other financial investments is limited by the policy to operate only with counterparties (bank institutions) with adequate credit ratings. The Company also has a liquidity policy in place.

4.1.1.5 Capital management

The main purpose of the Company’s capital management is to maintain a good credit rating and safe debt-to-equity ratios in order to sustain the Company’s business and maximize shareholders’ value.

In addition, Petrobras Argentina seeks to maintain a cash generation level by its operating activities to fund its investment plan and fulfill all its financial commitments. In the years ended December 31, 2014, 2013 and 2012, cash provided by operating activities amounted to 4,646, 2,778 and 2,902, respectively.

The Board of Directors of the companies over which Petrobras exercises significant influence or joint control establishes its own risk management policies.

Debt-to-equity ratio:

The Company’s debt-to-equity ratio at December 31, 2014, 2013 and 2012 is as follows:

4.1.2 Non-Financial risks management

Commodity price risks

Petrobras Argentina’s operations are affected by a number of factors which are beyond the Company’s control, including the changes in the market price of its products, governmental regulations on prices, taxes and other charges, royalties and other factors.

In Argentina, the prices of energy products sector are mainly determined by local regulations. Fluctuations in international prices only partially affect the domestic market.

As of December 31, 2013, 2012 and 2011, Petrobras Argentina did not use derivative financial instruments to mitigate the risks associated with commodity price fluctuations.

4.2. Financial instruments by category

As of December 31, 2014, 2013 and 2012, the categories of financial instruments were as follows:

2014		
	Financial assets at fair value through results	Loans and receivables	Total
CURRENT ASSETS			
Cash and cash equivalents	1,266	1,012	2,278
Other investments	-	33	33
Trade receivables	-	2,945	2,945
Other receivables	-	1,408	1,408
Total current assets	1,266	5,398	6,664
NON-CURRENT ASSETS			
Trade receivables	-	60	60
Other receivables	-	96	96
Other investments	-	153	153
Total non-current assets	-	309	309
Total assets	1,266	5,707	6,973
CURRENT LIABILITIES			
Accounts payable	-	3,045	3,045
Short-term loans	-	92	92
Total current liabilities	-	3,137	3,137
NON-CURRENT LIABILITIES			
Accounts payable	-	4	4
Long-term loans	-	2,587	2,587
Total non-current liabilities	-	2,591	2,591
Total liabilities	-	5,728	5,728

2013		
	Financial assets at fair value through results	Loans and receivables	Total
CURRENT ASSETS			
Cash and cash equivalents	846	347	1,193
Other investments	-	23	23
Trade receivables	-	2,519	2,519
Other receivables	-	1,187	1,187
Total current assets	846	4,076	4,922
NON-CURRENT ASSETS			
Trade receivables	-	73	73
Other receivables	-	166	166
Other investments	-	301	301
Total non-current assets	-	540	540
Total assets	846	4,616	5,462
CURRENT LIABILITIES			
Accounts payable	-	2,553	2,553
Short-term loans	-	208	208
Total current liabilities	-	2,761	2,761
NON-CURRENT LIABILITIES			
Accounts payable	-	7	7
Long-term loans	-	2,024	2,024
Total non-current liabilities	-	2,031	2,031
Total liabilities	-	4,792	4,792

2012		
	Financial assets at fair value through results	Loans and receivables	Total
CURRENT ASSETS			
Cash and cash equivalents	331	929	1,260
Other investments	-	20	20
Trade receivables	-	2,168	2,168
Other receivables	-	1,432	1,432
Total current assets	331	4,549	4,880
NON-CURRENT ASSETS			
Trade receivables	-	86	86
Other receivables	-	158	158
Other investments	-	279	279
Total non-current assets	-	523	523
Total assets	331	5,072	5,403
CURRENT LIABILITIES			
Accounts payable	-	1,863	1,863
Short-term loans	-	1,108	1,108
Total current liabilities	-	2,971	2,971
NON-CURRENT LIABILITIES			
Accounts payable	-	172	172
Long-term loans	-	1,558	1,558
Total non-current liabilities	-	1,730	1,730
Total liabilities	-	4,701	4,701

4.3. Fair value of financial instruments

The methods and assumptions used to determine the estimated fair value of each class of financial instrument are as follows:

- The carrying amount of cash, cash equivalents, accounts receivable and short-term debt are similar to their fair value because of the short-term maturity of these items.

- The fair value of investments in mutual funds was estimated on the basis of quoted market prices as of the reporting dates for identical assets in active markets and accordingly this fair value estimate was categorized as Level 1.

- The fair value of publicly offered long-term debt obligations was estimated on the basis of quoted market prices for such debt obligations as of the reporting dates while for the rest of the long-term debt obligations, fair value was estimated on the basis of interest rates currently available to the Company for debt obligations with similar maturities.

 The estimated fair value of long-term loans as of December 31, 2014, 2013 and 2012, valued at amortized cost, except for financial instruments whose book values above approximate fair values, are as follows:

4.4. Fair Value by hierarchy levels

Fair value is a market-based measurement based on assumptions that market participants would use in pricing the asset or liability. The Company uses the following three-tier fair value hierarchy which prioritizes the inputs observables used to measure fair value:

- Level 1: Observable inputs such as quoted prices in active markets;

- Level 2: Inputs other than quoted prices in active markets that are observable either directly or indirectly; and

- Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

If one or more significant inputs were not based on observable market data, related financial instruments are included in Level 3.

5. Information by segments

The Company prepares this information based on business segment criteria and also prepares relevant information by geographical area.

5.1. Business segments:

The business segments were defined according to the regular way in which management analyzes information in decision making applying IFRS’s accounting policies. Transactions between business segments are conducted during the ordinary course of business at market terms and prices. The terms and conditions of these transactions are comparable to those offered by or obtained from non-related parties.

Below is detailed information on each business segment identified by the Company’s Management:

Other relevant information

5.2. Relevant information by geographical area

Below is information on assets, sales, operating income and equity in earnings of affiliates aggregated by geographical area:

(a) Entirely related to sales to third parties.

6. Cost of sales

The Company’s cost of sales and the relevant expenses charged to cost of sales are broken down as follows:

6.1. Expenses attributable to cost of sales

7. Administrative and selling expenses

8. Exploration expenses

9. Other operating expenses, net

10. Financial results

11. Current and deferred income tax

The Company’s tax expense and deferred tax balances are as follows:

(a) It relates to the tax effect of exchange differences resulting from: (i) revaluation of net investments in foreign operations (with effect on deferred tax), and (ii) revaluation of indebtedness denominated in foreign currency designated as hedge for that investment (with effect on current tax).

(a) Management evaluates the recoverability of carryforward tax losses and the remaining temporary differences taking into consideration, among other elements, the projected net income, tax planning strategies, timeliness of future taxable income, the date of expiration of the carryforward tax losses, the future reversals of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis.

(b) 47 shown in “Deferred Tax Assets” and (499) in “Deferred Tax Liabilities” .

The reconciliation of the income tax expense in the statements of income and the one that would result from the application of the prevailing income tax rate of the 35% to the income before taxes and the non-controlling interest is as follow:

 (a) It corresponds mainly to the sale of equity investments.

Carryforward tax losses may be used through the dates indicated below:

Income tax assets and liabilities:

12. Earnings per share

The Company’s Shareholders Meeting held on March 29, 2012 resolved to capitalize retained earnings of 1,009, through the issue of 1,009,618,410 common shares of a Nominal Value of P$1 and entitled to one vote per share.

Basic and diluted earnings per share attributable to the controlling company’s shareholders are calculated as follows:

There have been no transactions involving common shares or potential common shares between the year closing date and the presentation of these financial statements.

13. Cash and cash equivalents

Additional information about Cash Flows

The Company uses the indirect method which requires adjustments to net income for the year to calculate cash provided by operations.

The main transactions that did not have an impact on cash and cash equivalent and were excluded from the statements of cash flow as of December 31, 2014, 2013 and 2012 are the following:

14. Trade receivables

a) The activity in the years ended December 31, 2014, 2013 and 2012, includes (40), (9) and (16) charged to "Administrative and selling expenses”.

b) As of December 31, 2014, 2013 and 2012 current trade receivables include an average of 8%, 4% and 4%, respectively of non-impaired past due, which do not exceed a period of 3 months.

15. Other receivables

a) Activity of (182), (140) y (54) in the years ended December 31, 2014, 2013 and 2012, respectively are shown in line “Other comprehensive income”. As of December 31, 2012 includes 143 related to write-offs.

b) As of  December 31, 2014, 2013 and 2012 current receivables include an average of 9%, 4% and 4%, respectively of non-provisioned due, which do not exceed a period of 3 months.

16. Inventories

17. Investments in related companies

17.1. Investments in joint ventures

17.1.1. Distrilec

In the first quarter of 2013, the Company sold to Hidroelectrica Piedra del Águila S.A. and La Plata Cogeneración S.A. all of its direct and indirect interests in PEDASA and PFB, for an amount of US$ 35 million, with a loss of 34 shown under “Other operating expenses”, net (Note 9).

At December 31, 2012, through PEDASA and PFB, the Company held an indirect ownership of 48.50% in Distrilec, parent company of EDESUR.

17.1.2. CIESA

The shareholders of CIESA, the parent company of TGS, may not sell their Class “A” shares representing 51% of TGS¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

17.1.3. Carrying value of the Company’s interests in CIESA and Distrilec

At December 31, 2014, 2013 and 2012, the carrying value of the direct and indirect holding in CIESA was 491, 497 and 487, respectively.

At December 31, 2012, the carrying value of the indirect interest in Distrilec amounted to 202, which included 19 and 25 from the allocation of the consideration paid for the indirect interest in Distrilec in excess of fair value of net assets acquired.

The book value of these interests does not exceed their recoverable value.

17.1.4. CIESA indebtedness

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law CIESA did not pay at maturity, in April 2002, either the principal and the last interest installment, their notes issued in 1997 for a nominal value of USD 200 million, or the cap and collar of interest rate agreements.

As of April 2004, the shareholders and creditors of financial CIESA held a series of agreements, which, among other actions, certain share in order to provide the necessary flexibility to advance the restructuring was planned transfers CIESA’s financial debt above. Thus, on 1 September 2005 entered into a Restructuring Agreement Financial Debt (Restructuring Agreement), which was subject to approval by the ENARGAS and CNDC, they succeeding from January 2009 a number of legal claims before the Courts of New York.

On May 10, 2011 CIESA entered into a Memorandum of Understanding with Pampa Energía S.A., Pampa Inversiones S.A. e Inversiones Argentina I Ltd. (Pampa Group), which also became the holder of the notes and on May 18, 2011, the parties to the CIESA Restructuring Agreement  by which Pampa Group entered the agreement

On October 5, 2011, by note No. 11,362, ENARGAS have expressed no objections to the Settlement Regulatory Restructuring and said that the same may be enforced once the approval is obtained by the CNDC. At the date of issuance of these financial statements, the authorization of the CNDC was not obtained.

On July 13, 2012, CIESA, Grupo Pampa and the Company entered into a settlement agreement whereby all parties involved waived all claims, title and interest under the lawsuit before the New York State Courts and terminated the same. As a result of the agreement, CIESA paid off all the financial debt by means of (i) the transfer to Pampa Group of 4.3% of TGS’s shares; (ii) the payment of approximately US$130 million; (iii) the release of the remaining financial debt, and (iv) execution of a fifth amendment to the Restructuring Agreement. It was agreed that upon obtaining the governmental approval, Grupo Pampa will receive shares representing 40% of CIESA’s capital stock which are held in trust by The Royal Bank of Scotland, Argentine Branch.

As a result of the full settlement of CIESA’s total financial debt, in the third quarter of 2012 the Company recorded a gain of 291 for its shareholding in CIESA, of which 221 and 165 are charged to Other operating expenses, net and Share of profit of equity accounted investments, respectively, with a charge of 95 in Income tax.

Pursuant to the Agreement referred to in this note and the resolutions adopted at CIESA’s Board of Directors’ Meeting held on October 23, 2012, on January 2, 2013 CIESA gave notice to the CNV of full payment of Corporate Bonds, and on May 30, 2013 CIESA was withdrawn from the Public Offering and Listing System.

17.1.5. Tariff situation of the public utility companies

17.1.5.1. General framework

The scenario after the enactment of the Public Emergency Law significantly changed the financial equation of the public utility companies, which were affected, among others, by the local currency devaluation, the pesification and the elimination of indexation clauses on rates.

The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interest and access to services, (iv) the safety in the system involved, and (v) companies’ profitability.

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that the Ministry of the Economy and Production renegotiate the agreements executed with public utility companies. UNIREN was created in July 2003, which took over the work of the Renegotiation Commission and its aim is, among others, to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments.

In December 2013, the Law No. 26,896 was issued, which extended the public works and services renegotiation term to December 2015.

17.1.5.2. TGS

After UNIREN had submitted to TGS several proposals for the tariff adjustment as provided for in the concession contract that TGS had deemed insufficient, in October 2008 TGS executed a provisional agreement with UNIREN, which provides for a 20 % tariff increase to be retroactively applied as from September 1, 2008 and for the application of the cash from such increase to an investment plan in the gas transportation system provided under the same agreement.

On December 3, 2009, the PEN issued Decree No. 1,918/09 ratifying the provisional agreement. As a result, TGS will invoice its clients the tariff increase once the ENARGAS has published the new tariff schedule and has defined the invoicing method of the retroactive increase. This administrative formality, however, has not been completed and considering the excessive delay, in August 2010, TGS sent a letter to ENARGAS requesting authorization to publish the tariff schedule including the 20% provisional tariff increase and the method for collection of the retroactive increase and the application of an interest rate in accordance with the payment terms to be defined. ENARGAS answered TGS that it had forwarded the background information and the tariff project to the SCyCG, wich is part of the MPFIPyS, in compliance with Resolution No. 2,000/2005 issued by the MPFIPyS.

On September 30, 2010, TGS filed an action for the protection of its constitutional rights (“acción de amparo”) under Section 43 of the National Constitution and Law No.16,986, against ENARGAS and SCyCG to seek implementation of the new tariff schedule. On November 8, 2010, notice was given to TGS of the judgment granting the requested action and thus ordering SCyCG to return to ENARGAS within two days the documents relating to the new tariff schedule applicable to TGS in compliance with Decree No. 1,918/09, and instructing ENARGAS to define the tariff schedule and the method for collection of the retroactive increase within two days following receipt of the referred documents. ENARGAS and the SCyCG appealed.

In addition, on November 16, 2010, UNIREN proposed TGS to move forward with the renegotiation of the License Agreement within the scope and according to the terms and conditions of the Public Emergency Law, for which purpose suspension of the before mentioned action for the protection of constitutional rights was demanded by UNIREN. On November 18, 2010, TGS decided to authorize the suspension for a term of 20 business days automatically renewable unless TGS’s Board of Directors decided not to renew the same before or at the end of each period in order to move forward with the renegotiation of the License Agreement. On December 28, 2010, TGS sent a letter to ENARGAS and the MPFIPyS asking for the execution of the writing requesting the suspension. As of the date of these financial statements, no favorable answer to the letter has been received.

On April 5, 2011, Panel II of the Federal Court of Appeals in Administrative matters set a 60 business day term for SCyCG to take action as provided under Resolution No. 2,000/2005 and return the record to ENARGAS, and instructed ENARGAS to render its opinion as regards the adequacy of tariffs and the Provisional Tariff Schedule provided thereunder no later than 60 business days after receipt of the abovementioned record from SCyCG, upon verification of compliance with the requirements provided for in the provisional agreement dated October 9, 2008. TGS and ENARGAS filed each one extraordinary appeals which was rejected by the Court of Appeals on May 27, 2011. On June 14, 2011 ENARGAS filed a complaint against refusal to grant appeal before the Federal Supreme Court of Argentina. Meanwhile, on August 25, 2011 the SCyCG returned administrative actions cited ENARGAS realizing that it took the intervention by Resolution No. 2000/2005. On June 11, 2012 the Federal Supreme Court of Justice required the main actions in order to resolve the complaint filed by ENARGAS, having the Company placed the fact of compliance by the SCyCG the lawsuit willing to his respect the Supreme Court's November 28, 2013 rejected the appeal filed by the ENARGAS against the decision rejecting the Extraordinary Appeal brought against the judgment which confirmed the substance of the judgment delivered by the Judge of First Instance upheld the amparo filed by the Company.

Since more than one year has elapsed since publication of Decree No. 1.918/09 and given authorization of the suspension of the action for the protection of constitutional rights, this meaning a material change in the conditions determining the original recording of the tariff increase, TGS’s management resolved to: (i) discontinue recording the revenues attributable to the tariff increase, and (ii) reverse the amount receivable previously accounted for in fiscal year ended December 31, 2009 and 2010 TGS management’s decision does not imply a waiver of the rights conferred by Decree No. 1,918/09.

This provisional agreement will be valid until the effective date of an agreement for the comprehensive renegotiation of the license to be entered into with the National Government. As of the date of these financial statements, TGS is evaluating that proposal. As set forth in the provisional agreement, TGS should reach an agreement with UNIREN on the modalities, terms and dates for the execution of the comprehensive agreement before the expiration date of the Economic Emergency Law. If no agreement is reached, UNIREN will submit a report to the PEN recommending the steps to be taken.

Early in October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase). In October 2011, TGS received a new proposal from UNIREN which was accepted by TGS, allowing UNIREN to initiate the relevant administrative procedure.

On April 7, 2014, through Resolution No. I-2852 ENARGAS approved tariff schedules applicable to the Natural Gas Transportation public utility provided by TGS, effective April 1, 2014. Tariff schedules provide for an increase in stages: an 8% increase as from April 1, 2014, an accumulated 14% increase since June 1, 2014 and an accumulated 20% increase since August 1, 2014.

This increase will be allocated to an investment plan to be implemented by TGS in connection with works in its transportation system to secure quality levels of the natural gas transportation service according to the Regulatory Framework of the natural gas industry.

Publication of tariff schedules represents the partial implementation of the Provisional Agreement entered into on October 9, 2008. In this respect, the Company will continue seeking the full implementation of the Provisional Agreement through the legal actions already initiated.

Investment CIESA / TGS

At December 31, 2014 the book value of the investment in CIESA ( TGS 's controlling shareholder ) is 491 and represents about 2% of the total assets of Petrobras Argentina .

17.2. Investment in associates

(a) Included Petrokariña S.A., Petroritupano S.A., Petroven-Bras S.A. and Petrowayú S.A

(b) The activity for the years ended December 31, 2014, 2013 and 2012, includes (921), (580) and (189) charged to "Other comprehensive income" and (1.342), (520) and (285), charged to "Share of profit of equity accounted investments", respectively (see note 17.3).

For purposes of IFRS’s 12 requirements, the Company does not have significant investments in associates.

Investments in Mixed Companies in Venezuela

In April 2005, the MEP instructed PDVSA to review the thirty-two operating agreements signed by PDVSA affiliates with oil companies from 1992 through 1997. These instructions given by the MEP established that all the necessary measures should be taken by PDVSA to migrate all operating agreements effective at that time to mixed companies. In August 2006, the conversion operating agreements were signed, providing for that the equity interest of private partners in such mixed companies would be of 40%, with the remaining 60% to be held by the Venezuelan Government.

The companies Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A. (collectively referred to as “mixed companies”) were organized as a result of migration of the operating agreements governing production activities in Venezuela in the Oritupano Leona, La Concepción, Acema and Mata areas, respectively.

The mixed companies have to sell to PDVSA all liquid hydrocarbons and the associated natural gas (when so provided in the agreement), produced in the delimited area, according to a price formula associated with international benchmarks such as WTS and WTI.

As of December 31, 2014, 2013 and 2012 the carrying value of the Company’s direct and indirect interest in the mixed companies, net of impairment charges, is 2,667, 3,078 and 2,634, respectively. The recoverability of the referred investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to the resulting business plans. In determining the recoverable value, the Company considered prices based on business plans, production curves, transaction costs at market values and investment needs to develop the reserves of such companies. Discount rates used to measure recoverable value consider the type of asset involved, the business segment and the country where operations are conducted

A 1% variation in the discount rate or a 10% variation in the international oil price used in projections to calculate recoverable value would not have a significant impact on the Company’s assets.

Upon the execution of the pertinent agreements in connection with the migration of the operating agreements, in 2006, the Government of Venezuela recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies in the amount of US$ 88.5 million for Petrobras Argentina’s equity interest, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since projects for the use of the credit recognized had not materialized, the efforts to transfer such credit to third parties had not been successful, and other alternative uses of the credit was not  anticipated, in 2007 the Company recorded an allowance for the full amount of the credit. As of December 31, 2014, 2013 and 2012 the Company maintains allowances for impairment on this asset of 756, 574 and 434, respectively.

Impairment charge on investments in Oleoductos de Crudos Pesados (OCP) - Ecuador

As regards the interpretation conflicts between OCP and the Ecuadorian Tax Authorities, the Court of Justice issued rulings confirming the tax debt assessment in favor of the State, so OCP filed extraordinary actions for protection with the Constitutional Court. These actions were rejected by the Constitutional Court at the end of 2014.

OCP reports a deficit in its equity at December 31, 2014.  However, considering that Petrobras Argentina has not taken on any commitment to provide capital contributions or financial assistance to OCP, the shares have been valued at zero, with a net loss of 464 having been recognized in the fiscal year 2014.

17.3. Share of profit of equity accounted investments

(a) Includes an allowance of 1,342, 520 and 285 for the years ended December 31, 2014, 2013 and 2012.

(b) In 2012, includes 165 for the debt restructuring of CIESA. (Note 17.1.4)

17.4. Dividends collected

17.5. Acquisition of PELSA

On May 31, 2012, the Company reached an agreement to acquire a 39.671% equity interest in Petrolera Entre Lomas S.A. from its controlling company Petrobras Participaciones S.L. for US$ 249.4 million. As from this date, Petrobras Argentina exercises control over Petrolera Entre Lomas S.A. with a shareholding of 58.88%.

The price agreed between the parties further includes a contingent payment to the seller for a period of 10 years from the acquisition to reflect the value of any identification of unconventional resources in commercially exploitable areas Entre Lomas, Bajada del Palo, Agua Amarga and Charco del Palenque. Such compensation will be done considering the market value of these resources to the valuation date, and will be conducted by an internationally renowned independent evaluator hired by agreement between the parties. At the date of issuance of these financial statements have not been identified unconventional commercially exploitable resources, whereby the Company has not recognized liabilities related to this transaction.

When accounting for this acquisition, the Company recognized the subsidiary’s assets and liabilities at book value as of the transaction date. As the fair value of the net assets acquired was higher than book value, the Company recorded 693 in Equity (Note 2.6.8).

Effects PELSA consolidation in the financial statements of the Company:

The assets and liabilities incorporated in the May 31, 2012 were as follows:

The results incorporated since 1 June to December 31, 2012 are as follows:

If they had been consolidated since 1 January  to December 31, 2012 the results have been incorporated as follows:

17.6. Information about interest in subsidiaries, associates, entities under joint control and other entities as of December 31, 2014

(a) The Company started the merger process with Atalaya Energy S.R.L. and Canadian Hunter Argentina S.A. In this respect, it was agreed upon that preparation and negotiation of the Preliminary Merger Agreement will take place in the first quarter of 2015 for which the financial statements as of December 31, 2014 will be used, with the merger effective date being January 1, 2015.

Changes in interest in related companies in fiscal years 2012 to 2014:

In May 2012 the Company acquired an additional 39.671% equity interest in PELSA, with equity interest totaling 58.88%.

In the first quarter of 2013, the Company sold 100% of its interest in PEDASA, through which the Company held a 48.5% indirect interest in Distrilec and a 27.33% indirect interest in Edesur.

In fiscal year 2014, liquidation of Propyme S.G.R, in which the Company held a 48.56% direct and a 0.07% indirect interest, was approved.

In December 2014, the Company acquired the 5% direct interest PEISA held in Atalaya Energy S.R.L. and Canadian Hunter Argentina S.A. As a result, as from this date the Company holds a 100% direct interest in both companies.

17.7. Relevant information

The table below shows the most relevant information from the statements of income and cash flows of the subsidiaries with material non-controlling interest, apply from the purchase of an additional interest in PELSA in May 2012 (Note 17.5)

Associates and joint arrangements

18. Other investments

19. Property, plant and equipment

Changes in property, plant and equipment

(a) Decreases on the category for the year ending "production wells, exploratory wells and oil and gas property" on December 31, 2013 includes 11 impairment Santa Cruz area II, charged in "Other operating expenses, net" (Note 9).

(b) Decreases on the category for the year ending "production wells, exploratory wells and oil and gas property" on December 31, 2014 includes 94 impairment Colpa and Caranda areas, charged in "Other operating expenses, net" (Note 9).

20. Financial loans

20.1. Global programs of non-convertible bonds

Global program of US$ 2.5 million:

As of December 31, 2014 the following classes of bonds issued under this program remained outstanding: Class S, for a face value of US$ 300 million, maturing in May 2017, at a 5.875% annual rate. Class S bonds are collateralized by a Standby Purchase Agreement provided by Petróleo Brasileiro, pursuant to which, in the event of failure to pay principal, interest and any other amount owed by Petrobras Argentina in connection with Class S bonds, Petróleo Brasileiro shall purchase the rights of bondholders to receive payments.

The proceeds from the bonds were used to refinance liabilities, increase working capital, and make capital expenditures in Argentina and capital contributions to associates.

Bond debt is presented net of the unaccrued portion of the issuance discounts and the incurred costs for such issuances.

Global program of US$ 500 million:

The Extraordinary Shareholders of Petrobras Argentina held on March 21, 2013 approved the creation of a global program for the issuance of bonds for an outstanding maximum principal amounting to US$ 500 million or its equivalent in any other currency, expiring within 5 years, or the maximum term that may be established by any applicable regulation in the future.

The creation of the program was authorized by Resolution No. 17,162 of the CNV of 15 Augusts 2013. No notes were issued as of the date of these financial statements.

20.2. Cross default clauses

Company’s outstanding bonds and other financial indebtedness include cross default provisions whereby the Trustee, as instructed by the bondholders representing at least 25% of the related outstanding capital, in the case of corporate bonds or the lender, as the case may be, may declare all the amounts owed to be due and payable if payment of any debt of the Company or their significant subsidiaries is accelerated or is not made when due, provided that those amounts exceed the higher of US$25 million or 1% of Petrobras Argentina’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within the applicable legal and / or contractual terms.

As of the date of these financial statements, Petrobras Argentina has complied with all terms and conditions related to its financial indebtedness.

20.3. Composition

The breakdown of the financial debt as of December 31, 2014, 2013 and 2012, is as follows:

Loans activity

Activity in loans and financing during 2014, 2013 and 2012 are as follows:

Short and Long-term loans

The financial loans outstanding as of December 31, 2014 are as follows:

Type	2014	2013	2012	Currency	Annual interest rate
Financial institutions	29	-	-	USD	Libo + 3,55%
	-	42	-	USD	Libo + 2,90%
	-	98	-	USD	Libo + 1,95%
	-	-	48	USD	Libo + 2,40%
	15	23	18	USD	Libo + 1,445%
	-	21	-	USD	Libo + 2,955%
	-	-	17	USD	Libo + 2,75%
	-	-	17	USD	Libo + 2,5%
	25	6	-	USD	15.25%
	4	3	-	USD	Libo + 3,5%
	73	193	100		
Bonds - Class S	19	15	11	USD	5,875%
Bonds - Class R	-	-	997	USD	9.375%
	19	15	1,008		
	92	208	1,108		
Non Current Liabilities					
Financial institutions	25	48	-	ARS	15.25%
	-	12	26	USD	Libo + 1,445%
	-	-	31	USD	Libo + 2,90%
	-	-	16	USD	Libo + 2,955%
	-	21	16	USD	Libo + 3,55%
	25	81	89		
Bonds - Class S	2,562	1,943	1,469	USD	5,875%
	2,562	1,943	1,469		
	2,587	2,024	1,558

The maturities of the long-term financial loans as of December 31, 2014, are as follows:

21. Current Taxes payables

22. Provisions

(a) Activity in 2014, 2013 and 2012 fiscal years includes (5), (175) and (21) attributable to payments net of new charges. Fiscal year 2014 and 2013 includes 193 and 27, respectively shown under “Other operating income (expense)” (Note 9).

(b) Activity in 2014, 2013 and 2012 fiscal years includes 109, 103 and 30 shown under Other operating income (expense) (Note 9) and (107), (44) and (33) attributable to disbursements for the year.

Environmental matters

The Company is subject to extensive environmental regulations in Argentina and in the other countries in which it operates. Petrobras Argentina’s management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced, including regulatory remediation commitments assumed. The Company has not incurred in any material environmental liabilities as a result of its operations to date. Petrobras Argentina undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Argentina’s business.

Sensitivity analysis

As regards provisions for environmental remediation and well plugging, the Company performed a sensitivity analysis relating to the 1% variation in the discount rate, with these changes not having a significant impact on charge to income for the year.

Other issues

The Company maintains interpretative differences with the AFIP, provincial tax authorities and foreign tax authorities about taxes applicable oil and gas activity. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations.

23. Social benefits and other payroll benefits

(a)

Included in line “Other Liabilities” on “Current Provisions”.

23.1. Defined contribution plan

Supplementary Pension Plan

In November 2005, Petrobras Argentina’s Board of Directors approved the implementation of a defined voluntary contribution plan for the employees who fulfill certain conditions. Through this plan, Petrobras Argentina makes contributions to a trust fund in an equal amount to the contributions made by the employees adhered to the plan, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Argentina.

In the years ended December 31, 2014, 2013 and 2012, Petrobras Argentina expensed of 21, 17 and 15, respectively, attributable to such benefit.

23.2. Defined benefit plan

Indemnity plan

This is a defined benefit plan for employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per year of service at the Company, with a minimum of six salaries, in conformity with a decreasing scale considering the years that the plan is in effect.

Compensatory fund

This is a defined benefit plan for employees of Petrobras Argentina who take part in the defined contribution plan effective at the time that joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The benefit is based on the last computable salary and years of service of each employee included in the plan.

The plan is of a supplemental nature, so that the benefit received by the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the Suplplementary Pension Plan and the public retirement system, in order to that the aggregate benefit to each employee equals the one stipulated in this plan.

The plan calls for a contribution to a fund exclusively by Petrobras Argentina and without any contribution by the employees. The assets of the fund are contributed to a trust fund and invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. In addition, although there is no target asset allocation for the following years, funds are mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm-rated mutual funds and time deposits in banks rated A+ or higher in the United States of America, in accordance with the Trust Agreement dated on March 27, 2002 entered with The Bank of New York Mellon, duly amended by the Permitted Investment Letter dated on September 14th, 2006. The Bank of New York Mellon is the trustee and Towers Watson is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, Petrobras Argentina will be entitled to choice to use it, in which case it would have to notify the trustee thereof.

During 2014, 2013 and 2012 the most relevant actuarial information on the defined-benefits pension plans are as follows:

(a) At December 31, 2014, 2013 and 2012 the defined benefit obligation includes 221, 172 and 159 corresponding to the Compensatory Fund and 87, 63 and 51 for the Indemnity Plan, respectively.

Principal assumptions and sensitivity analysis

The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation.

Benefit obligation are expected to be paid as follows:

23.3. Other employment benefit obligations

Company employees falling within the scope of certain collective bargaining agreements and meeting the relevant requirements are eligible to receive a certain number of salary pays, when they leave the Company upon retirement or disability.

During 2014, 2013 and 2012 the most relevant actuarial information on the defined-benefits as follows:

Principal assumptions and sensitivity analysis

The sensitivity analyses is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation.

Benefit obligation are expected to be paid as follows:

23.4. Pension plan financing – Optimum Petrobras Trust Fund

The Company, in its capacity as trustor, entered into a trust agreement with BNP Paribas Argentina Investment Partners S.A., in its capacity as trustee, which trust assets consist of shares of the Company (Note 2.6.8). As of December 31, 2014 which number 5,744,303 share of the Company.

The sole purpose of the trust is to make periodical contributions of shares and/or cash resulting from the sale of the shares in order for the Company to comply with the funding obligations under the Compensatory Fund (Note 23.2) and the Supplementary Pension Plan (Note 23.1).

24. Capital stock

As of December 31, 2014, the Company’s capital stock amounted to 2,019, fully subscribed, issued, paid-in and authorized for public trading.

Changes in capital stock in the last three fiscal years:

The Company’s Shareholders Meeting held on March 29, 2012 resolved to capitalize retained earnings of 1,009, through the issue of 1,009,618,410 common shares of a N/V of P$1 and entitled to one vote per share. On 4 September 2012 the CNV and the Stock Exchange of Buenos Aires authorized the issuance of such registration.

25. Reserves

26. Unappropriated retained earnings

a) The Company’s Shareholders’ Meeting held on March 29, 2012 resolved to distribute retained earnings totaling 6,725 of December 31, 2011, according to the local regulations effective as of that date.

27. Other comprehensive income

28. Related party transactions

28.1. General conditions

Related-party transactions are conducted in the ordinary course of business at arm’s length conditions and at market prices. The terms and conditions of these transactions are comparable to those offered by or obtained from non-related parties.

Acquisition of companies

In May 2012, the Company reached an agreement to acquire a 39.671% equity interest in PELSA from its controlling company Petrobras Participaciones S.L. (See Note 17.5).

Sale of companies

In December 2007 and in April 2009, Petrobras Argentina sold to PIB BV (a subsidiary of its holding company) a 40% equity interest and the remaining 60% equity interest in PVIE for US$423.3 million and US$619.4 million, respectively.

The agreed price further includes a contingent consideration in favor of the Company to reflect the value of the "Prospectus Kinteroni" in market conditions or, alternatively, non-participation of the buyer and their respective compensation. Such compensation defined by the parties a consequence of the discovery of gas and condensate in the prospectus Kinteroni of Block 57 in January 2008. The Company continues to negotiate with the buyer in order to agree on the amount.

Financial guarantees

In 2007, Petrobras Argentina issued US$300 million Class S corporate bonds, collateralized by a Standby Purchase Agreement provided by Petróleo Brasileiro (Note 20).

In December 2009, the Company took out two loans secured by Petróleo Brasileiro totaling USD 150 million: one loan from Banco Itaú Europa, in an amount of USD 100 million, to be repaid in 7 semi-annual installments, due December 2013, and another loan from HSBC Bank USA, in an amount of USD 50 million, due June 2012. These loans were prepaid during 2011.

Commercial transactions

The Company carries out commercial transactions in the ordinary course of business. The Company makes purchase and sale of crude oil and oil related products with PELSA, Refinor and EG3 Red, and operations of transportation of oil and gas with Oldelval and TGS. In addition, the Company makes crude oil and oil related products import and export transactions with subsidiaries of Petróleo Brasileiro, particularly with Brasken S.A. and Petrobras Global Trading BV.

28.2. Balances and transactions with related companies

Outstanding balances with related parties as of December 31, 2014, 2013 and 2012 are as follows:

The main transactions with related companies for the years ended December 31, 2014, 2013 and 2012 are as follows:

During 2014, 2013 and 2012, the Company paid to its directors and executive officers salaries for approximately 26, 18 and 17, and no significant payments of other benefits were made. The members of the Board of Directors and executive officers do not receive any share based payments or compensation.

29. Oil and gas areas and participation in joint ventures

29.1. General considerations

The Company is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.

The production areas in Argentina are operated pursuant to concession production agreements with free crude oil availability.

According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties. This rate may increase from 3% to 4% depending to the producing jurisdiction and market value of the product.

The Company’s branch in Bolivia performs at its own risk and for its own account, in the name and on behalf of YPFB exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB owns the hydrocarbons, pays royalties and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and applies the 80% of the surplus amount to pay, in the first place, the costs and depreciations associated to the development and operation of Petrobras Argentina’s branch, being the rest shared between YPFB and the branch on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items.

29.2. Asset retirement obligations

In accordance with the regulations applicable in the countries where the Company performs oil and gas exploration and production activities. The Company must incur costs associated with well plugging and abandonment. The Company and the joint operations have not pledged any assets for the purpose of settling such obligations.

The following table summarizes the activity in asset retirement obligations for the years ended December 31, 2014, 2013 and 2012:

29.3. Exploratory well costs

The following table provides the year end balances and activity for exploratory well costs, during the years ended on December 31, 2014, 2013 and 2012:

29.4. Oil and gas areas and participation in joint-operations

At December 31, 2014, the Company and associates are part of the joint operations and consortia for the exploration and production of oil and gas as indicated below:

(a) See Note 29.7.

(b) The Company signed an agreement with Petrolera Pampa SA to make additional investments in well drilling, which would entitle Petrolera Pampa S.A. to obtain 43% of the production.

(c) The Company had submitted a request for an annexation in existing concession Charco del Palenque.

(d) The granting of the concession is in progress and the term will be 25 years from such granting.

(e) The Company has yield 50% of its direct and indirect working interest to ExxonMobil Exploration Argentina S.A., the agreement has “Gas y Petróleo del Neuquén S.A” approval and its waiting for authority approval.

(f) The Company is waiting for a concession extension approval for second exploration period to 2015.

Changes in interest in oil and gas areas in fiscal years 2012 to 2014:

In May 2012 the Company acquired an additional 39.671% equity interest in PELSA. As a result, as from that date the Company’s indirect interest in Bajada del Palo, Entre Lomas and Charco del Palenque areas increased from 14.05% to 43.07%.

In fiscal year 2012, the Company was awarded a 50% direct interest in Puesto Olivero, El Campamento and El Cerrito Oeste area.

In January 2014 the Company sold its 38.45% direct interest in Puesto Hernández area.

The Company had submitted a request for an exploitation concession in Parva Negra area, holding a direct and indirect interest of 47.63% and 52.37%, respectively. In 2014 the Company renegotiated its rights on the area and entered into a joint operation agreement with Gas y Petróleo del Neuquén S.A. (GyP), holder of the Parva Negra Este exploration permit, with GyP having a 15% interest and Petrobras (operator) having a 85% direct and indirect interest (40.48% direct and 44.52% indirect).

29.5. Production concession in the Veta Escondida area

On April 4, 2012 by the sanction of the Provincial Decree No. 563/12, Petrobras Argentina was notified of a decision of the government of the Province of Neuquén to terminate the production concession in the Veta Escondida area. The Company has sought relief alleging that it has complied with all requirements under the concession and that it did not commit any breach which would support the decision adopted by the Government of Neuquén.

On December 19, 2013, Petrobras Argentina(as operator), and Total Austral having an  interest of 55% and 45% in the Veta Escondida exploitation concession, respectively, reached an out-of-court agreement with the Province of Neuquén and GyP to settle the dispute arising from the enactment of Provincial Decree No. 563/12 which declared the expiration of the concessionaires’ rights under this exploitation concession and led Petrobras Argentina to bring complaint against the Province of Neuquén.

The issuance of a Provincial Executive Branch Decree approving this agreement is pending.

29.6 Changes in working interest oil and gas areas

On January 31, 2014 the Board of Directors approved the sale to YPF S.A. of the entire interest in the Puesto Hernández Joint Operation (UTE) agreement, for a total price of USD 40.7 million and recognized income before income tax of 181 recorded in “Other operating income/expense, net” (Note 9). This transaction represents for the Company an early termination of the Joint Operation (UTE) agreement, whose assets represented approximately 1% of the total assets of the Company as of December 31, 2013.

The joint operation (UTE) agreement for the exploration and potential exploitation of the area Parva Negra Este, was approved by the Executive Branch of the province of Neuquén through Decree No. 575/14, published on April 4, 2014. The Company has the commitment to drill four onshore wells in the next two years, with a guaranteed amount of USD 27 million for the first year.

29.7 Renegotiation of interest in oil and gas areas

On December 30, 2014 the Legislative Body of the Province of Río Negro ratified the agreement entered into with the Province on December 9, 2014 and approved by the Argentine Executive Branch under Decree No. 1708/2014 on December 15, 2014, to extend for a 10-year term the three concessions the Company holds in that Province: 25 de Mayo – Medanito, Jagüel de los Machos and Río Neuquén.

This agreement mainly establishes the obligations of Petrobras Argentina S.A. to pay a Fixed Bond of USD 40 million, a USD 8 million contribution to Social Development and Institutional Strengthening and a 3% supplementary contribution on hydrocarbon production (in addition to the 12% royalty payment). Likewise, it was agreed to assign to Empresa de Desarrollo Hidrocarburífero Provincial Sociedad Anónima (EDHIPSA) 5% of the rights and obligations inherent to the production concession in the Rio Neuquén area in the Province.

Petrobras Argentina plans to spend about USD 907.7 million in hydrocarbon exploration and production as from the effective date of the agreement until the new expiration date of the concessions.

In addition, on December 30, 2014 the Legislative Body of the Province of Río Negro ratified the agreement entered into with PELSA to extend for a 10-year term the concession in the Entre Lomas field held by the Company in that Province.

This agreement mainly establishes the obligations of PELSA to pay a Fixed Bond of USD 25.3 million, a USD 5 million contribution to Social Development and Institutional Strengthening and a 3% supplementary contribution on hydrocarbon production (in addition to the 12% royalty payment). PELSA plans to spend about USD 491.8 million in hydrocarbon exploration and production as from the effective date of the agreement until the new expiration date of the concessions.

29.8. Investment commitments

In addition to the information in note 29.7, in Argentina, in connection with its interest in the consortia in charge of exploration activities in Río Colorado, Río Atuel, Borde del Limay, Chirete and Parva Negra Este oil areas, as of December 31, 2014 the Company has investment commitments of approximately USD 16 million, including drilling of exploration wells. Finally, PELSA has investment commitments totaling USD 26 million.

29.9. Relevant information

Relevant information on assets, liabilities and results related to the Company’s interests in joint operations as of December 31, 2014, 2013 and 2012, includes the following:

Assets and liabilities

Statements of Income for the years ended December 31, 2014, 2013 and 2012

The charge for income tax is not an obligation for UTEs but an obligation for companies which integrate them.

30. Operations in Ecuador

As from 2006 the Ecuadorian Government introduced major tax and regulatory reforms in the hydrocarbon sector which resulted in significant changes to the terms and conditions set forth at the time of execution of the Participation Agreements.

Amendatory Agreements and Law amending the Hydrocarbon Law

On October 31, 2008, EcuadorTLC S.A., Teikoku Oil Ecuador and Petroecuador, among others,  executed the Amendatory Agreements regulating the operation of Block 18 and Palo Azul while the parties negotiated the migration to a new contract modality.

On July 26, 2010, the amendment to the Hydrocarbon Law in force was approved by operation of law, which provided for, among other things, the obligation to migrate to a new contract modality before November 24, 2010.

As a result of the negotiation process mentioned above, the Company decided not to accept the final proposal received from the Ecuadorian government, as this is insufficient to migrate to Service Agreements in Block 18 and Palo Azul Unified Field. Consequently, through Resolution dated November 25, 2010 the Hydrocarbon Secretary notified EcuadorTLC S.A. the termination of the Participation Agreements and instructed Petroamazonas EP to undertake the operational transition process.

Section 9 of the Amendatory Agreements indicates that the Ecuadorian government must compensate the terminated parties in an amount equivalent to unamortized investments adjusted by a variable rate and provides for a period of time for the Ecuadorian government and the terminated parties to work out the details of the termination payment.

On March 18, 2011, the Hydrocarbon Secretary issued Official Notice No. 626 to inform the Company that it was analyzing and structuring a new regulatory framework to determine a settlement price for the termination, to be applied instead of the provisions of the Amendatory Agreements. On April 11, 2011, the Company filed an answer to the Official Notice and rejected the terms thereof claiming these did not comply with the conditions set forth in the Amendatory Agreements by the parties concerned, which conditions may not be unilaterally modified. In this respect, the Company informed the Hydrocarbon Secretary that it would continue to seek compliance with the terms of the Amendatory Agreements.

On December 9, 2011, Petrobras Argentina served a notice on the Ecuadorian government (Trigger Letter) informing it of the existence of a dispute under the terms of the Treaty for the Promotion and Reciprocal Protection of Investments previously entered into between Argentina and Ecuador. Under the Treaty, this implies the opening of a negotiation period prior to a possible arbitration to seek enforcement of the provisions of the Amendatory Agreements.

On June 21, 2013, not having reached an agreement with the Ecuadorian government, EcuadorTLC SA, Cayman International Exploration Company and Teikoku Oil Ecuador, members of the joint operation, submitted to the Ecuadorian Goverment a letter of notification of a dispute under the terms of the Amendatory Agreements starting their decision to submit the dispute to international arbitration under the arbitration Rules of the United Nations Commission on International Trade Law.

Finally, on February 26, 2014 was presented the request for arbitration against Ecuador in the above terms

At December 31, 2014 the Company has recorded 458 to be recovered from the Ecuadorian State in accordance with the provisions of the Amendments Agreement, disclosed in Other current receivables (Note 15). This amount does not include the interest calculation for update, as the Company believes that it is not possible to determine with certainty the interest rate to be applied.

Crude Oil Transportation Agreement with OCP

The Company holds a contract with OCP, whereby it assumed a commitment to an oil transport capacity of 80,000 barrels/day for a term of 15 years counted as from November 10,2003.

The transport contract is a “Ship or Pay” contract, so the Company must meet its contractual obligations for the total volume agreed upon, regardless of the real volume transported, and has to pay, the same as the other producers, a rate that covers the operating costs and financial services of OCP, among others.

During the life of the Amending Contracts, the transport capacity costs billed by OCP were expensed on a monthly basis. The costs of the crude volume actually transported were allocated to “Administrative and selling expenses”, while the portion of the transport capacity hired but not used was disclosed under “Other operating expenses, net” line (Note 9).

The Company has the right to sell the transport capacity in the heavy crude oil pipeline (OCP) to mitigate the negative impact of its non-use. Periodically, the Company negotiates the sale of the hired transport capacity. On December 31, 2008, the Company entered into a contract with Petroecuador whereby the Ecuadorian State assumed a commitment to charge, effective January 1, 2009, the available crude owned by it and transported through the heavy crude oil pipeline to the oil transport capacity hired by the Company, up to a maximum volume of 70,000 barrels/day. In addition, the Company has sold transport capacity of approximately 8,000 barrels/day of oil for the period from July 2004 to January 2012. As a result of the contract non-compliance by the buyers, the Company is making the pertinent claims. Lastly, 40% of the net contractual commitment resulting from the above has been assumed by Teikoku Oil Ecuador, as consideration for the transfer to this company of the 40% interest in Block 18 and Palo Azul in October 2008.

As regards the above-mentioned commitments, at December 31, 2014 the Company carries a liability for the net transport capacity hired from OCP, in current and non-current provisions for 92 and 288, respectively (Note 26.2). The premises used in calculation of the provisions mainly include the estimate of the applicable rate and the transport capacity used by third parties. The discount rates used in the measurement consider the type of liability in question, the business segment and the country where the transactions are conducted.

The Company must hold letters of credit to ensure compliance with its financial commitments under the Ship or Pay transport contract with OCP and the commitments related to OCP trade payables.

The letters of credit, falling due in December 2018, will be gradually released in the same proportion as those commitments become extinguished. At December 31, 2014, the Company holds letters of credit for approximately USD 49.5 million. The Company is required to renew or replace the letters of credit as they fall due; otherwise, those amounts shall be paid in cash.

31. Contributions to finance additions to infrastructure in the energy sector in Argentina

31.1. FONINVEMEM, 2008/2011 Agreement and  Secretary of Energy Resolution No.95/2013 and No. 529/2014:

Through Resolution No. 712/04, the SE created the FONINVEMEM I trust for the purpose of granting creditors an incentive to invest in the MEM thus increasing the generation of electrical power in Argentina. In 2007, through Resolution S.E. No.564/07, the Secretary of Energy requested MEM agents to participate in FONINVEMEM II, with the purpose of complementing financing of FONINVEMEM I.

In addition, in November 2010 the Secretary of Energy and MEM generators (among which the Company is included) entered into an agreement for the following purposes: (i) enable addition of new generation capacity to meet the increase in demand for Energy and Power in the MEM; (ii) improve availability of existing generation equipment; (iii) determine a method to pay the amounts due to the generators accumulated in the 2008/2011 period, and (iv) recognize a higher Power price and an increase in recognized operating and maintenance costs.

The 24 January 2012 by Secretary of Energy Resolution No.495/12 suspended the greater recognition of operation and maintenance costs and higher prices of power affecting the remuneration paid to generators.

The March 26, 2013, the Secretary of Energy issued Resolution No. 95 which involved the change in the compensation of Generators, Cogeneration and Self-Generators MEM except the Generators Plus, the Binational Hydroelectric Generation and Nuclear Generation among others. Its main changes is the modification being paid Included Generators, for the case of Petrobras comprising the Combined Cycle and Hydroelectric Genelba Pichi Picún Leufú. The new resolution established that the generators had the option of joining or not the conditions. The May 31, 2013, the company adhered to the new rules being the above mentioned central framed under the new resolution.

On May 20, 2014, retroactive to February of the same year, the Department of Energy through Resolution No. 529/2014 updated the remunerative value of Resolution 95/2013 aforementioned. Additionally, the new legislation incorporating remuneration stands to cover nonrecurring Maintenance of thermal power plants and additional remuneration for thermal machines in periods of peak seasonal demand.

FONINVEMEM

The financing of FONINVEMEM I and II was made through the contribution of 35% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost. The total contribution in FONINVEMEM I by all the private power generating companies in the wholesale electric market is estimated at US$ 470 million, of which Petrobras Argentina contributed US$ 42 million. In addition, the Company was reimbursed the credit balances recorded in 2007 in the amount of US$16 million pursuant to Resolution No.564/07.

On October 17, 2005 and under the terms of Resolution No. 1,193 issued by the Secretary of Energy, Petrobras Argentina and other MEM creditors formally announced their decision to participate in the construction, operation and maintenance of two power plants of combined cycle 820 MW each.

For the purposes of the purchase of equipment and the construction, operation and maintenance of the power plants, two trusts funds were created. The procurement of the equipment, construction, operation and maintenance of each power plant will be undertaken by Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which will enter into a ten-year electricity supply agreement with CAMMESA for the 80% of the energy output, at a price that will allow to cover all costs. Also the contract provides the reimbursements of the FONINVEMEM and the repayment of the debt used to finance the initial investment. The 20% of the electricity output is sold in the spot market. Upon expiration of the supply agreement, the ownership of the assets held in trust will be transferred to the power generation companies proportionally to their contributions to finance the capital expenditure.

End of December 31, 2009, the gas turbines of both power plants were operating in open cycle mode and started to operate in combined cycle as from the first quarter of 2010.

The Company recovers the amounts contributed to the FONINVEMEM I, converted to US$ and adjusted by Libo rate + 1% p.a., in 120 monthly installments starting March 2010, upon authorization of commercial operations of both power plants in the combined cycle mode referred to above. In addition, the Company is a shareholder in both companies with 8.9% share.

By December 31, 2009 the funds contributed by the Company to FONINVEMEM II had been fully recovered through investment in additional electricity generation projects under Resolution No. 564/2007 issued by the Secretary of Energy, whereby the Company built Genelba Plus, a 165 MW thermoelectric plant close to the existing Genelba Power Plant.

2008/2011 Agreement

On November 25, 2010, the Secretary of Energy and MEM Generators signed the 2008/2011 Agreement which will be implemented through new generation projects that have to be submitted by Generators to the Secretary of Energy for selection and subsequent approval.

As regards payment to generators entered into the Agreement, certain methods established for them to maintain contribution margins, mainly as regards the Power price, recognition of higher variable maintenance costs and other non-fuel costs. The indicated mechanism was in effect until December 31, 2011, with the implementation of the Resolution No.495/12 indicated above.

Secretary of Energy Resolution No. 95/2013:

In March 2013, the Secretary of Energy issued Resolution No. 95/2013 which involved the modification of the remuneration scheme of Generators, Cogeneration and Self-Generators MEM except the Generators Plus , the Binational Hydroelectric Power Generation and Nuclear Generation among others.

The main changes apply to generators that have joined this new scheme are:

a) Changes in the remuneration of generating agents by scale and technology . Fixed costs and non-fuel variables as well as additional remuneration are paid (the latter two items will be paid based on the generation of each machine) . Part of the additional compensation will go to a trust fund works the electricity sector.

b) Temporary Suspension of contracts between private , both electrical energy and fuels and associated inputs, which will be administered by CAMMESA

c ) Temporary Suspension of contracts Term Market for Base Demand and supply thus forcing the large users acquire their demand for electrical energy CAMMESA. Until October 7, 2013, the membership of the company at that resolution as Large User MEM were performed.

Secretary of Energy Resolution No. 529/2014:

In May 2014, retroactive to February, Resolution No. 529/2014 was issued to update the values of remunerative from Resolution No. 95/2013, the following remunerative concepts discriminated by scale and technology are added:

a) Remuneration of Non-Recurring Maintenance, a concept that is accrued and paid on the basis of maintenance to be performed.

b) Compensation of Thermal Machines Fixed Costs in Relation to the availability, which provides an increase in the price paid depending on the availability of the plant in the months of the year increased demand.

31.2. Fideicomiso Financiero de Obra Gasoducto Sur (Financial Trust for South Gas Pipeline)

In order to assist in financing the expansion of the transportation capacity  of the General San Martín Gas Pipeline, in the offshore leg across the Straits of Magellan, in the fourth quarter of 2009 Petrobras Argentina underwrote bonds issued by Fideicomiso Financiero de Obra Gasoducto Sur, for an amount in pesos equal to US$30 million.

Petrobras Argentina received in exchange debt securities denominated in Argentine pesos (“VRD Obra-4 Estrecho Definitivos”) that bear interest at a rate equivalent to the Reference Stabilization Coefficient plus an annual nominal rate of 8%. The principal amortizes in 30 quarterly installments from April 25, 2011.

32. Contractual commitments, warranty bonds, sureties and guarantees granted

The warranty bonds, sureties and guarantees as of December 31, 2014 which are not disclosed in other notes amount to 1,461.

Additionally, in certain business operations in which the Company and the counterparty act as customers and suppliers, both sides issued guarantees for such operations by equivalent values, which at 31 December 2014 amount to 428.

In addition, as of December 31, 2014, the Company had the following contractual commitments:

(a) Estimated price of $0.45 per MMm3.

(b) Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these purchase commitments for purposes of the table are based on current market prices as of December 31, 2014 and may not reflect actual future prices. Accordingly, the peso amounts provided in this table with respect to these commitments are provided for illustrative purpose only.

33. General Resolution No. 629/2014 - Save Documentation

On August 14, 2014, the CNV issued Resolution No. 629 by amending rules about guard documentation.

In this regard, the Company advises that trade books, corporate books and accounting records are in the registered office.

The Company has sent documentation of certain age to AdeA provider - File Management SA to be stored, it is in Ruta 36, km 34.5, Florencio Varela, Buenos Aires.

34. Subsequent events

No other events have occurred subsequent to period end that may significantly affect the Company’s financial position as of December 30, 2014, or the results of its operations for the year ended.

35. Expenses classified by nature for the years ended December 31, 2014, 2013 and 2012

36. Oil and gas reserves (INFORMATION NOT COVERED BY THE AUDITORS’ REPORT)

The table below presents the estimated proved reserves of oil (including crude oil, condensate and LNG) and natural gas, by geographic area, of subsidiaries and companies under joint control or related companies as of December 31, 2014.

The Company revises its estimates of its reserves at least once a year. The Company's reserves estimate as of December 31, 2014, 2013 and 2012 were audited by DeGolyer and MacNaughton. This technical revision covered approximately 80%, 73% and 76% of the Company’s estimated reserves as of December 31, 2014, 2013 and 2012, respectively.

GLOSSARY:

AFIP	Administración Federal de Ingresos Públicos –Argentine Federal Public Revenues Administration
ADS	American Depositary Shares
BCBA	Buenos Aires Stock Exchange
BOE	Barrel Oil Equivalent
BOL	Bolivares
BOPS	Bi-oriented polystyrene
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CGN	Compressed Natural Gas
CIESA	Compañía de Inversiones de Energía S.A.
CNDC	Comisión Nacional de Defensa de la Competencia - Argentine Anti-Trust Authorities
CNV	Comisión Nacional de Valores - Argentine Securities Commission
CPCECABA	Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires - Professional Council in Economic Sciences of the City of Buenos Aires
Distrilec	Distrilec Inversora S.A.
Edesur	Empresa Distribuidora Sur S.A. (Edesur S.A.)
EEUU	Estados Unidos de Norteamérica - United States of America
ENARGAS	Ente Nacional Regulador del Gas - Argentine Gas Regulatory Agency
ENARSA	Energía Argentina S.A.
ENRE	Ente Nacional Regulador de la Electricidad - Federal Power Regulation Authority
EPCA	Enron Pipeline Company Argentina S.A.
EU	Euros
FACPCE	Federación Argentina de Consejos Profesionales de Ciencias Económicas - Argentine Federation of Professional Councils in Economic Sciences
FONINVEMEM	Fondo para las Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica - Fund for the Investments Required to Increase the Electric Power Supply in the Electric Wholesale Market
GWh	Giga Watts hour
HES	Quality, Safety, Environmental and Health policies and guidelines
IASB	International Accounting Standards Board
IFO	Intermediate Fuel Oil
IFRS	International Financial Reporting Standards
IPACE	Argentine Professional Institute for Quality and Excellence
LNG	Liquid Natural Gas
LPG	Liquefied Petroleum Gas
LSC	Ley de Sociedades Comerciales - Business Associations Law
Mbbl	Thousands of barrels
MEM	Wholesale Electricity Market
MEP	Ministerio de Energía y Petróleo de Venezuela - Venezuelan Energy and Oil Ministry
MMcf	Millions of cubic meters
Mcf	Millions of cubic foot
MOA	Memorandum of Agreement
MPFIPyS	Ministerio de Planificación Federal, Inversión Pública y Servicios - Federal Planning, Public Investment and Services Ministry
MW	Mega Watts
MWh	Mega Watts Hour
m3	Cubic Meters
NRV	Net Realizable Value
NYSE	New York Stock Exchange
OCI	Other Comprehensive Income
OCP	Oleoducto de Crudos Pesados Ltd.
OHSAS	Occupational Health and Safety Assessment Series
ONG	Nongovernmental Organization
OPEC	Organization of the Petroleum Exporting Countries
PDVSA	Petróleos de Venezuela S.A.
PEDASA	Petrobras Electricidad de Argentina S.A.
PELSA	Petrolera Entre Lomas S.A.
PEN	Poder Ejecutivo Nacional - Executive Branch of Government
PEPSA	Petrobras Energía Participaciones S.A.
PES	Argentine Pesos
Petróleo Brasileiro	Petróleo Brasileiro S.A. – PETROBRAS.
PIB BV	Petrobras Internacional Braspetro BV
PVIE	Petrobras Valores Internacional de España S.L.
Rls	Reales
RT	Technical Resolution
RTI	Revisión Tarifaria Integral - Complete Rate Review
SCyCG	Subsecretaría de Coordinación y Control de Gestión - Undersecretariat of Coordination and Control of Government Affairs
SEC	Security and Exchange Commission
SFAS	Statement of Financial Accounting Standard
TGS	Transportadora de Gas del Sur S.A.
Tn	Tonnes
UNIREN	Unidad de Renegociación y Análisis de Contratos de Servicios Públicos - Public Service Agreement Renegotiation and Analysis Unit
US$	United States Dollars
WACC	Weighted Average Cost of Capital
WTI	West Texas Intermediate
WTS	West Texas Sour
YPFB	Yacimientos Petrolíferos Fiscales Bolivianos
$ BOL	Bolivian Pesos

REPORT OF INDEPENDENT AUDITORS

To the Shareholders, President and Directors of
Petrobras Argentina S.A.

Legal address: Maipú 1, Floor 22
City of Buenos Aires
Tax Code No. 30-50407707-8

Report on the financial statements

We have audited the accompanying consolidated financial statements of Petrobras Argentina S.A. and its subsidiaries (“PESA” or “the Company”), including the consolidated financial position as of December 31, 2014, the consolidated statements of income and comprehensive income, the consolidated statement of changes in equity and of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

The balances and other information for the years 2013 and 2012 are an integral part of these audited financial statements and, therefore, they should be considered in relation to those statements.

Board Responsibility

The Company's Board of Directors is responsible for the preparation and presentation of these consolidated financial statements in accordance with International Financial Reporting

Standards (“IFRS”), adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) as professional accounting standards and added by the National Securities Commission (“CNV”) to its regulations, as approved by the International Accounting Standard Board (“IASB”). Also, the Company’s Board of Directors is responsible for the existence of internal control that it deems necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. Our responsibility is to express an opinion on the consolidated financial statements based on our audit with the scope detailed in paragraph "Auditor’s Responsibility".

Auditor’s Responsibility

Our responsibility is to express an opinion on the accompanying consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing (ISAs). These standards were adopted as auditing standards in Argentina by Technical Pronouncement No. 32 of FACPCE, as approved by the IAASB, and require that we comply with the ethics requirements, as well as plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in the consolidated financial statements due to fraud or error. In making those risk assessments, the auditor should take into account the internal control relevant to the preparation and fair presentation of the Company’s consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by the Company’s management, as well as evaluating the overall presentation of the consolidated financial statements as a whole.

We believe that the evidence we have obtained provides a sufficient and appropriate basis for our qualified audit opinion.

Basis for our qualified opinion

As of December 31, 2014, the Company has recorded its investment in mixed companies in Venezuela by the equity method. We were unable to obtain sufficient and appropriate audit evidence on such accounting records because we have not had access to the audited financial information of those companies. Therefore, we were unable to determine whether the amounts recorded, which total $ 2,667 million as of December 31, 2014, should be adjusted.

Qualified opinion

In our opinion, except for the effects of the situation described in paragraph "Basis for our qualified opinion", the consolidated financial statements referred to in the first paragraph of this report present fairly, in all material aspects, the consolidated financial position of Petrobras Argentina S.A. and its subsidiaries as of December 31, 2014, its consolidated comprehensive income and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards.

City of Buenos Aires, February 4, 2015

PRICE WATERHOUSE & CO. S.R.L

By                                             (Partner)

Miguel A. Urus

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 18.03.2015

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney